AMENDMENT AND RESTATEMENT AGREEMENT (this "Agreement") dated as of September 29, 2003, among ELECTRONIC DATA SYSTEMS CORPORATION, a Delaware corporation (hereinafter called "EDS"), the Lenders party hereto and CITIBANK, N.A., as Administrative Agent under the Multi–Currency Revolving Credit Agreement entered into as of the 15th day of September, 1999 (the "Existing Credit Agreement"), by and among EDS, the financial institutions party thereto, including Bank of America, N.A., JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank and as The Morgan Guaranty Trust Company of New York) and Citibank, N.A., as Agents, Banco Santander Central Hispano, S.A. – New York Branch, The Dai-Ichi Kangyo Bank, Limited, New York Branch, PNC Bank National Association, and Wachovia Bank, N.A., as Co-Agents, and Citibank, N.A., as administrative agent for such lenders (in such capacity, the "Administrative Agent").

WHEREAS, EDS has requested, and the Lenders party hereto and the Administrative Agent have agreed, upon the terms and subject to the conditions set forth herein, that the Existing Credit Agreement and the Existing Guaranty Agreement (as hereinafter defined) be amended and restated as provided herein;

NOW, THEREFORE, EDS, the Lenders party hereto and the Administrative Agent hereby agree as follows:

SECTION 1.1. Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Restated Credit Agreement referred to below. As used in this Agreement, "Existing Guaranty Agreement" means the Unconditional Guaranty Agreement executed as of September 15, 1999, by EDS for the benefit of the Lenders party to the Existing Credit Agreement.

SECTION 1.2. Restatement Effective Date. (a) The transactions contemplated by Sections 3, 4 and 5 hereof shall be consummated at a closing to be held on the Restatement Effective Date at the offices of Cravath, Swaine & Moore LLP, or at such other time and place as the parties hereto shall agree upon.

(b) The "Restatement Effective Date" shall be the date as of which all the conditions set forth or referred to in Section 4 hereof shall have been satisfied. The Administrative Agent shall notify EDS and the Lenders of the Restatement Effective Date, and such notice shall be conclusive and binding.

SECTION 1.3. Amendment and Restatement of the Existing Credit Agreement and Existing Guaranty Agreement; Loans. (a) Effective on the Restatement Effective Date, the Existing Credit Agreement is hereby amended and restated to read in its entirety as set forth in Exhibit A hereto (the "Restated Credit Agreement"). From and after the effectiveness of such amendment and restatement, the terms "Agreement", "this

Agreement", "herein", "hereinafter", "hereto", "hereof" and words of similar import, as used in the Restated Credit Agreement, shall, unless the context otherwise requires, refer to the Existing Credit Agreement as amended and restated in the form of the Restated Credit Agreement, and the term "Credit Agreement", as used in the other Loan Documents, shall mean the Restated Credit Agreement.

(b) Effective on the Restatement Effective Date, the Existing Guaranty Agreement is hereby amended and restated to read in its entirety as set forth in Exhibit B hereto (the "Restated Guaranty Agreement"). From and after the effectiveness of such amendment and restatement, the terms "Guaranty Agreement", "this Guaranty Agreement", "herein", "hereinafter", "hereto", "hereof" and words of similar import, as used in the Restated Guaranty Agreement, shall, unless the context otherwise requires, refer to the Existing Guaranty Agreement as amended and restated in the form of the Restated Guaranty Agreement, and the term "Guaranty Agreement" and "Guaranty", as used in the other Loan Documents, shall mean the Restated Guaranty Agreement.

(c) On the Restatement Effective Date, all Loans (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement on the Restatement Effective Date and all Existing Notes shall continue to be outstanding under the Restated Credit Agreement, each Existing Note shall be deemed to be a Note under the Restated Credit Agreement, the Existing Credit Agreement shall no longer apply to such Loans and Existing Notes and the terms of the Restated Credit Agreement will govern the rights of the Lenders with respect thereto. From and after the effectiveness of the amendment and restatement of the Existing Credit Agreement, the terms "Committed Loan" and "Committed Loan Note", as used in the Existing Notes, shall be deemed to refer to a Loan and a Note, respectively.

(d) The Administrative Agent is hereby directed by the Lenders party hereto to enter into such Loan Documents and to take such other actions as may be required to give effect to the transactions contemplated hereby.

SECTION 1.4. Conditions. The amendment and restatement of the Existing Credit Agreement and the Existing Guaranty Agreement as contemplated by Section 3 hereof shall be subject to the receipt by the Administrative Agent of all of the items described below in form and substance reasonably satisfactory to the Administrative Agent:

(a) This Agreement. Either (i) a counterpart of this Agreement signed on behalf of each of EDS and the Majority Lenders or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that each such party has signed a counterpart of this Agreement;

(b) Note(s). The applicable Note(s) executed by each Borrower (other than EDS) as of the Restatement Effective Date.

(c) Supplements to Guaranty Agreement. Supplements to the Restated Guaranty Agreement executed by each Designated EDS Affiliate as of the Restatement

Effective Date and each EDS Subsidiary that is a Material Domestic Subsidiary as of the Restatement Effective Date.

(d) Borrower Addition Agreements. With respect to each Designated EDS Affiliate, if any, existing on the Restatement Effective Date, a Borrower Addition Agreement substantially in the form of Exhibit A to the Restated Credit Agreement, executed by each such Designated EDS Affiliate, pursuant to which such Designated EDS Affiliate agrees to be bound by the terms of the Restated Credit Agreement.

(e) Certificates of Incorporation. A recent copy of the articles or certificate of incorporation (or equivalent organizational documents) and all amendments thereto of EDS, each Designated EDS Affiliate as of the Restatement Effective Date and each Subsidiary Guarantor as of the Restatement Effective Date certified by the secretary of state (or equivalent officer) of the jurisdiction of organization of such entity.

(f) Good Standings. A certificate of existence and good standing (or equivalent certificate) dated as of a recent date prior to the Restatement Effective Date from appropriate officials of the jurisdiction of organization of each of EDS, each Designated EDS Affiliate as of the Restatement Effective Date and each Subsidiary Guarantor as of the Restatement Effective Date.

(g) Officers' Certificates. (i) An Officers' Certificate of EDS, each Designated EDS Affiliate as of the Restatement Effective Date and each Subsidiary Guarantor as of the Restatement Effective Date in each case dated the Restatement Effective Date and signed by the Secretary or Assistant Secretary of such entity, certifying as to (x) bylaws (or equivalent organizational documents), (y) resolutions and (z) incumbency of all officers of EDS or the applicable Designated EDS Affiliate or Subsidiary Guarantor, as applicable, who will be authorized to execute or attest to any Loan Document substantially in the form of Exhibit G to the Restated Credit Agreement or such other form as may be approved by the Administrative Agent and (ii) an Officer's Certificate, dated the Restatement Effective Date and signed by the Chief Financial Officer, Treasurer or Assistant Treasurer of EDS, confirming compliance with the conditions set forth in paragraphs (a) and (b) of Section 5.2A of the Restated Credit Agreement. The Administrative Agent may conclusively rely on such certificates until it shall receive a further certificate canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.

(h) Opinions of EDS's Counsel. An opinion of Hughes & Luce, L.L.P., or Counsel - Corporate Acquisitions and Finance, EDS, substantially in the form attached hereto as Exhibit C-1, and an opinion of special New York counsel to EDS substantially in the form attached hereto as Exhibit C-2 regarding the enforceability under New York law of the Loan Documents executed on or before the Restatement Effective Date by EDS, the Designated EDS Affiliates as of the Restatement Effective Date and/or the Subsidiary Guarantors as of the Restatement Effective Date. EDS hereby requests such counsel to deliver such opinions.

(i) <u>Cancellation of Commitments under Existing 364 Day Credit Agreement</u>. Written notice from EDS permanently reducing to zero and canceling all commitments for any loans under (or other evidence reasonably satisfactory to the Administrative Agent of the permanent reduction to zero and cancelation of all commitments for any loans under) that certain Amended Revolving Credit and Term Loan Agreement, dated as of September 11, 2002, among EDS, the various financial institutions parties thereto, as lenders, and Citibank, N.A., as Administrative Agent for the lenders, which amended that certain Revolving Credit and Term Loan Agreement, dated as of September 15, 1999, as amended as of September 13, 2000, and further amended as of September 12, 2001, among EDS, certain lenders and such administrative agent, and evidence of payment in full of all obligations owing under such credit agreement.

(j) <u>Effectiveness of Three Year Revolving Credit Agreement</u>. Evidence of the effectiveness of the Three Year Multi-Currency Revolving Credit Agreement dated as of September 29, 2003, among EDS, EDS Information Services L.L.C., a Delaware limited liability company, and the other EDS Subsidiaries that become parties thereto, the various persons parties thereto as lenders, and Citicorp North America, Inc., as administrative agent for such lenders.

(k) <u>Payment of Fees and Other Amounts</u>. All fees, including the Restatement Fees (as defined below) and other amounts due and payable on or prior to the Restatement Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses (including fees, charges and disbursements of counsel) required to be reimbursed or paid by EDS hereunder or under any other Loan Document.

SECTION 1.5. <u>Reduction in Commitments.</u> The parties hereto hereby agree that effective as of 5:00 p.m., New York City time, on the Restatement Effective Date, the Aggregate Committed Sum shall be irrevocably and permanently reduced from $625,000,000 to $550,000,000 in accordance with Section 4.3 of the Restated Credit Agreement. In connection therewith, EDS hereby represents, warrants and agrees that (i) no Notice of Advance or Request for Bids (each as defined in the Existing Credit Agreement) is outstanding as of the date hereof, (ii) no Notice of Advance or Request for Bids (each as defined in the Existing Credit Agreement) shall be sent prior to the Restatement Effective Date, and (iii) the reduction described herein shall not cause the Aggregate Committed Sum to be less than the total principal amount of all Loans plus all Bid Rate Loans (as defined in the Existing Credit Agreement) outstanding as of the date hereof or outstanding upon the Restatement Effective Date. The Lenders party hereto hereby agree to waive the requirement in Section 4.3 of the Existing Credit Agreement that three Business Days notice of the reduction of the Aggregate Committed Sum be given to the Administrative Agent.

SECTION 1.6. Representations of EDS. EDS represents and warrants to the Lenders as follows:

(a) No Bid Rate Loans or Bid Rate Notes are outstanding on the date hereof or on the Restatement Effective Date.

(b) No Loans denominated in any currency other than Permitted Currencies, or Notes evidencing such Loans, are outstanding on the date hereof or on the Restatement Effective Date.

(c) No CD Loans are outstanding on the date hereof or on the Restatement Effective Date.

SECTION 1.7. Effectiveness; Counterparts; Amendments; Fees. (a) This Agreement shall become effective when copies hereof which, when taken together, bearing the signatures of EDS, the Administrative Agent and the Majority Lenders shall have been received by the Administrative Agent (or its counsel). This Agreement may not be amended nor may any provision hereof be waived except pursuant to a writing signed by EDS, the Administrative Agent and the Majority Lenders. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) In consideration of the agreements of the Majority Lenders contained in this Agreement, EDS agrees to pay to the Administrative Agent, for the account of each Lender under the Existing Credit Agreement that delivers an executed counterpart of this Agreement at or prior to 12:00 p.m. (New York City time) on September 29, 2003 (the "Restatement Fee Deadline"), a fee (a "Restatement Fee") equal to 0.125% of such Lender's Committed Sum under the Restated Credit Agreement as of the Restatement Effective Date, immediately after giving effect to the reduction in the Aggregate Committed Sum contemplated by Section 5 hereof, provided that such fee shall not be payable unless and until the Restatement Effective Date occurs. In consideration of the agreements contained herein of each Lender under the Existing Credit Agreement that delivers an executed counterpart of this Agreement at any time after the Restatement Fee Deadline and on or prior to 5:00 p.m. (New York City time) on the date that is 20 Business Days following the Restatement Effective Date, EDS agrees to pay to the Administrative Agent, for the account of such Lender, on the Business Day that is 21 Business Days after the Restatement Effective Date, a fee equal to 0.125% of such Lender's Committed Sum under the Restated Credit Agreement as of the Restatement Effective Date, immediately after giving effect to the reduction in the Aggregate Committed Sum contemplated by Section 5 hereof, provided that such Lender remains a Lender at the time it delivers such executed counterpart and that such fee shall not be payable unless the Restatement Effective Date occurs.

SECTION 1.8. No Novation. This Agreement shall not extinguish the Loans outstanding under the Existing Credit Agreement or any guarantees outstanding under the Existing Guaranty Agreement. Nothing herein contained shall be construed as a substitution or novation of the Loans outstanding under the Existing Credit Agreement, which shall remain outstanding after the Restatement Effective Date as modified hereby. Notwithstanding any provision of this Agreement, the provisions of Sections 3.5, 3.12, 3.14 and 11.16 of the Existing Credit Agreement as in effect immediately prior to the Restatement Effective Date will continue to be effective as to all matters arising out of or in any way related to facts or events existing or occurring prior to the Restatement Effective Date.

SECTION 1.9. Notices. All notices hereunder shall be given in accordance with the provisions of Section 11.4 of the Restated Credit Agreement.

SECTION 1.10. **Applicable Law; Waiver of Jury Trial. (A)   THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (OTHER THAN THE CONFLICT OF LAWS PROVISIONS THEREOF), EXCEPT TO THE EXTENT THAT FEDERAL LAWS MAY APPLY.**

(B) **EACH PARTY HERETO HEREBY AGREES TO THE PROVISIONS AS SET FORTH IN SECTION 11.13 OF THE RESTATED CREDIT AGREEMENT AS IF SUCH SECTION WERE SET FORTH IN FULL HEREIN EXCEPT THAT THE TERM "AGREEMENT" THEREIN SHALL BE DEEMED TO REFER TO THIS AGREEMENT.**

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first written above.

ELECTRONIC DATA SYSTEMS CORPORATION,

By: _/S/ SCOTT J. KRENZ_____
      Name: Scott J. Krenz
      Title: Treasurer

CITIBANK N.A., in its individual capacity as a Lender and as Administrative Agent

By: _/S/ NATH LAND_____
      Name: Nath Land
      Title: Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

Banca Monte dei Paschi di Siena S.p.A.

    by

       /S/ ROMEO C. CELLA
       Name: Romeo C. Cella
       Title: Senior Vice President &
             General Manager

    by

       /S/ BRIAN R. LANDY
       Name: Brian R. Landy
       Title: Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

Bank of America, N.A.

    by

    /S/ ROBERT MAURIELLO
    Name: Robert Mauriello
    Title: Principal

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

BNP PARIBAS

by

/S/ MIKE SHRYOCK
Name: Mike Shryock
Title: Director

by

/S/ ANGELA ARNOLD
Name: Angela Arnold
Title: Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

CREDIT SUISSE FIRST BOSTON, acting through its Cayman Islands Branch:

by

/S/ PETER CHAUVIN
Name: Peter Chauvin
Title: Vice President

by

/S/ ALAIN DAOUST
Name: Alain Daoust
Title: Director

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

Deutsche Bank AG New York Branch.

    by

    /S/ DAVID G. DICKINSON, JR.
    Name: David G. Dickinson, Jr.
    Title: Vice President

    /S/ CHRISTOPHER S. HALL
    Name: Christopher S. Hall
    Title: Managing Director

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

DRESDNER BANK AG, NEW YORK AND GRAND CAYMAN BRANCHES

    by

    /S/ J. MICHAEL LEFFLER
    Name: J. Michael Leffler
    Title: Managing Director

    by

    /S/ STEPHEN KOVACH
    Name: Stephen Kovach
    Title: Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

_____ Fleet National Bank _____

    by

    /S/ DEBRA E. DELVECCHIO
    Name: Debra E. DelVecchio
    Title: Director

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

JPMORGAN CHASE BANK

by

/S/ EDMOND DEFOREST
Name: Edmond DeForest
Title: Vice President
by

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

KBC BANK N.V.

by

/S/ ROBERT SNAUFFER
Name: Robert Snauffer
Title: First Vice President

by

/S/ ERIC RASKIN
Name: Eric Raskin
Title: Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, MIZUHO CORPORATE BANK, LTD. (SUCCESSOR-IN-INTEREST TO THE DAI-ICHI KANGYO BANK, LIMITED), PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

_____Mizuho Corporate Bank, Ltd._____

    by

    _/S/ AKIHIKO MABUCHI_____
    Name: Akihiko Mabuchi
    Title: Senior Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

PNC Bank, National Association

by

/S/ PHILIP K. LIEBSCHER
Name: Philip K. Liebscher
Title: Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

    Royal Bank of Canada

       by

       /S/ E. J. WHELAN
       Name: E. J. WHELAN
       Title: Senior Account Manager

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

   THE BANK OF NEW YORK

   by

   /S/ DAVID T. SUNDERWIRTH
   Name: David T. Sunderwirth
   Title: Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

   The Royal Bank of Scotland PLC

    by

    /S/ JULIAN DAKIN
    Name: Julian Dakin
    Title: Senior Vice President

8

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

SOCIETE GENERALE

    by

    /S/ KIMBERLY A. METZGER
    Name: Kimberly A. Metzger
    Title: Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

   State Street Bank and Trust Company

   by

   /S/ MARY H. CAREY
   Name: Mary H. Carey
   Title: Assistant Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

    WACHOVIA BANK, N.A.

    by

    /S/ DARRELL PERRY
    Name: Darrell Perry
    Title: Vice President

SIGNATURE PAGE TO THE AMENDMENT AND RESTATEMENT AGREEMENT, DATED AS OF SEPTEMBER 2003, IN RESPECT OF THE MULTI–CURRENCY REVOLVING CREDIT AGREEMENT ENTERED INTO AS OF THE 15TH DAY OF SEPTEMBER, 1999, BY AND AMONG ELECTRONIC DATA SYSTEMS CORPORATION, THE FINANCIAL INSTITUTIONS PARTY THERETO, INCLUDING BANK OF AMERICA, N.A., JPMORGAN CHASE BANK AND CITIBANK, N.A., AS AGENTS, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, AND WACHOVIA BANK, N.A., AS CO-AGENTS, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT FOR SUCH LENDERS.

Name of Institution:

   WELLS FARGO BANK, N.A.

   by

   /S/ MICHAEL B. SULLIVAN
   Name: Michael B. Sullivan
   Title: Senior Vice President

EXHIBITS

Exhibit A   Amended and Restated Credit Agreement
Exhibit B   Amended and Restated Guaranty Agreement
Exhibit C-1   Form of Opinion of Counsel
Exhibit C-2   Form of Opinion of Counsel

$550,000,000

ELECTRONIC DATA SYSTEMS CORPORATION,

EDS INFORMATION SERVICES L.L.C.

and the other Subsidiaries of Electronic Data Systems Corporation from time to time parties hereto,
as Borrowers

AMENDED AND RESTATED

MULTI–CURRENCY REVOLVING CREDIT AGREEMENT
Dated as of

September 15, 1999

As Amended and Restated as of

September 29, 2003

CITIBANK, N.A.,
as Administrative Agent
and

BANK OF AMERICA, N.A.,
JPMORGAN CHASE BANK, and
CITIBANK, N.A.,
as Agents
and

BANCO SANTANDER CENTRAL HISPANO, S.A.– NEW YORK BRANCH,
THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH,
PNC BANK NATIONAL ASSOCIATION, and
WACHOVIA BANK, N.A.,
as Co-Agents
and

the other lenders named herein, as LENDERS

BANC OF AMERICA SECURITIES LLC
and CITIGROUP GLOBAL MARKETS INC,
as Co-Lead Arrangers and Co-Lead Managers

TABLE OF CONTENTS

ARTICLE I

DEFINITION OF TERMS

ARTICLE II

FACILITY

ARTICLE III

TERMS OF PAYMENT

ARTICLE IV

FEES; MODIFICATION OF COMMITMENTS

ARTICLE V

CONDITIONS PRECEDENT

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

ARTICLE VII

COVENANTS

ARTICLE VIII

DEFAULT

ARTICLE IX

RIGHTS AND REMEDIES UPON DEFAULT

ARTICLE X

ADMINISTRATIVE AGENT

ARTICLE XI

MISCELLANEOUS

EXHIBITS AND SCHEDULES

Exhibit A   Form of Borrower Addition Agreement
Exhibit B   Form of Notice of Advance
Exhibit C   Form of Notice of Continuation/Conversion
Exhibit D   Form of Note for EDS
Exhibit E   Form of Note for Borrowers other than EDS
Exhibit F   Form of Opinion of Counsel (Availability Date)
Exhibit G   Form of Officers' Certificate
Exhibit I   Form of Assignment and Acceptance (Availability Date)
Exhibit J   Form of Assignment and Acceptance (Restatement Effective Date)
Exhibit K   Form of Borrower Termination Agreement

Schedule 1   Lender Information
Schedule 2   Designated EDS Affiliates
Schedule 6.1(e)(1)   Litigation
Schedule 6.1(e)(2)   Litigation
Schedule 6.1(n)(1)   Material Domestic Subsidiaries
Schedule 6.1(n)(2)   Non-Guarantor Subsidiaries
Schedule 7.13   Restatement Effective Date Liens
Schedule 7.15   Restatement Effective Date Restrictive Agreements
Schedule 7.16   EDS Subsidiary Indebtedness

AMENDED AND RESTATED MULTI CURRENCY REVOLVING CREDIT
AGREEMENT

     This Amended and Restated Multi Currency Revolving Credit Agreement entered into as of the 15th day of September 1999, as amended and restated as of September 29, 2003, by and among Electronic Data Systems Corporation, a Delaware corporation (hereinafter called "EDS"), EDS Information Services L.L.C., a Delaware limited liability company, and the other EDS Subsidiaries (as hereinafter defined) that become parties hereto, the financial institutions listed on the signature pages of this Agreement under the heading "LENDERS," and the Persons which hereafter become parties hereto pursuant to Section 11.12 hereof, including BANK OF AMERICA, N.A., JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank and as The Morgan Guaranty Trust Company of New York) and CITIBANK, N.A., as Agents, BANCO SANTANDER CENTRAL HISPANO, S.A. – NEW YORK BRANCH, THE DAI-ICHI KANGYO BANK, LIMITED, NEW YORK BRANCH, PNC BANK NATIONAL ASSOCIATION, and WACHOVIA BANK, N.A., as Co-Agents, and CITIBANK, N.A., as Administrative Agent for such lenders to the extent and in the manner provided in Article X below ("Administrative Agent").

W I T N E S S E T H:

     WHEREAS, EDS, the financial institutions party thereto and Citibank N.A., as administrative agent, are parties to a Multi Currency Revolving Credit Agreement entered into as of the 15th day of September 1999 (the "Existing Credit Agreement"), as in effect immediately prior to the Restatement Effective Date (as defined herein); and

     WHEREAS, EDS, the Majority Lenders and Citibank N.A., as administrative agent, are parties to an Amendment and Restatement Agreement dated as of September 29, 2003 (the "Amendment and Restatement Agreement"); and

     WHEREAS, subject to the satisfaction of the conditions set forth in the Amendment and Restatement Agreement, the Existing Credit Agreement shall be amended and restated as provided herein;

     NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITION OF TERMS

SECTION 1.1. Definitions. As used herein, the following terms have the meanings assigned to them in this Article I or in the section or recital referred to below:

"Account" means, collectively, (a) an "account" as such term is defined in the Uniform Commercial Code as in effect from time to time in the State of New York or under other relevant law, and (b) EDS's or any EDS Subsidiary's rights to payment for goods sold or leased or services performed, including all such rights evidenced by an account, note, contract, security agreement, chattel paper, or other evidence of indebtedness or security.

"Administrative Agent" shall have the meaning assigned to such term in the preamble hereof.

"Advance" means an amount loaned to one or more Borrowers by any Lender pursuant to this Agreement.

"Affiliate" of any Person means any other Person which, directly or indirectly, controls, is controlled by or is under common control with such Person. A Person shall be deemed to be "controlled by" any other Person if such Person possesses, directly or indirectly, power to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

"Agent Indemnitee" shall have the meaning assigned to such term in Section 10.9 hereof.

"Aggregate Committed Sum" means, as of any date, the aggregate of the Committed Sums of all Lenders in effect on such date.

"Agreement" means this Multi Currency Revolving Credit Agreement, including the Schedules and Exhibits hereto, as the same may be renewed, extended, amended, supplemented, or modified from time to time.

"Alternative Currency" means any Permitted Currency other than Dollars.

"Amendment and Restatement Agreement" shall have the meaning assigned to such term in the preamble hereof.

"Applicable Lending Office" means, with respect to each Lender, such Lender's Eurocurrency Lending Office for Eurocurrency Loans and such Lender's Domestic Lending Office for all Loans other than Eurocurrency Loans.

"Applicable Rate", with respect to the calculation of the Base Rate, the Eurocurrency Rate, the Eurodollar Rate or with respect to the Facility Fee or the Utilization Fee payable hereunder, as the case may be, means on any date the applicable rate per annum set forth below (expressed as one-hundredths of one percent per annum) under the caption "Base Rate Spread", "Eurocurrency Spread", "Eurodollar Spread", "Facility Fee Rate" or "Utilization Fee Rate", as the case may be, based upon the ratings by Moody's and S&P, respectively, applicable on such date to the Index Debt:

Index Debt Ratings:	Base Rate Spread	Eurocurrency Spread	Eurodollar Spread	Facility Fee Rate	Utilization Fee Rate
Category 1 ≥A- / A3	0.0	60.0	60.0	15.0	12.5
Category 2 BBB+ / Baa1	0.0	70.0	70.0	17.5	12.5
Category 3 BBB / Baa2	0.0	77.5	77.5	22.5	12.5
Category 4 BBB- / Baa3	0.0	97.5	97.5	27.5	25.0
Category 5 BB+ / Ba1	15.0	115.0	115.0	35.0	25.0
Category 6 ≤BB / Ba2	50.0	150.0	150.0	50.0	50.0

For purposes of the foregoing, (i) if either Moody's or S&P shall not have in effect a rating for the Index Debt (other than by reason of the circumstances referred to in the last sentence of this definition), then such rating agency shall be deemed to have established a rating in category 6 above; (ii) if the ratings established or deemed to have been established by Moody's and S&P for the Index Debt shall fall within different categories above, the Applicable Rate shall be based on the lower (numerically higher) of the two categories unless one of the two ratings is two or more categories lower than the other, in which case the Applicable Rate shall be determined by reference to the category next above that of the lower (numerically higher) of the two; and (iii) if the ratings established or deemed to have been established by Moody's and S&P for the Index Debt shall be changed (other than as a result of a change in the rating system of Moody's or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency, irrespective of when notice of such change shall have been furnished by EDS to the Administrative Agent and the Lenders pursuant to Section 7.3 or otherwise. Each change in the Applicable Rate shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody's or S&P shall change, or if either such rating agency shall cease to be in the business of rating corporate debt obligations, EDS and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Rate shall be determined by reference to the rating most recently in effect prior to such change or cessation.

"Approved Fund" shall have the meaning assigned to such term in Section 11.12A(b).

"Assignment and Acceptance" shall have the meaning assigned to such term in Section 11.12A(b).

"Assignee" shall have the meaning assigned to such term in Section 11.12(c).

"Availability Date" means September 15, 1999.

"Base Rate", with respect to any day, means the sum of (a) the greater of (i) the average of the rates of interest publicly announced by each Domestic Reference Bank as its Dollar prime rate, base lending rate or reference rate as in effect for that day or (ii) the Federal Funds Rate plus 0.50% per annum, all as determined by the Administrative Agent and notified to EDS plus (b) the Applicable Rate. Each change in the prime rate, base lending rate or reference rate so announced by such Domestic Reference Bank will be effective as of the effective date of the announcement or, if no effective date is specified, as of the date of the announcement. Such rate is a reference rate only and is not intended to be the lowest rate of interest charged by Lenders in connection with extensions of credit to debtors.

"Base Rate Loan" means any Loan hereunder bearing interest at a rate that is calculated by reference to the Base Rate.

"Bid Rate Loan" and "Bid Rate Loans" shall have the meaning assigned to such terms in Section 2.3 of the Existing Credit Agreement.

"Bid Rate Notes" shall have the meaning assigned to such term in Section 3.1 of the Existing Credit Agreement and Bid Rate Note shall mean any of the Bid Rate Notes.

"Board" means the Board of Governors of the Federal Reserve System of the United States of America.

"Borrower" means EDS and any Designated EDS Affiliate that has executed a Borrower Addition Agreement substantially in the form of Exhibit A hereto, and Borrowers means all of the Persons that meet the foregoing criteria.

"Borrowing Date" means the date requested by a Borrower on which a Loan is to be advanced.

"Business Day" means any day, other than a Saturday or Sunday, on which commercial banks generally are open for business in Dallas, Texas and New York, New York, and in each other location of a Lender's Applicable Lending Office.

"Capital Expenditures" means, for any period, the sum of, without duplication, (a) net cash used in investing activities, excluding (i) proceeds from sales of marketable securities, (ii) proceeds from divested assets, (iii) payments relating to acquisitions, net of cash acquired and (iv) payments for purchases of marketable securities, plus (b) amounts identified as "Other" in the cash flow from investing activities section of the consolidated statement of cash flows related to proceeds from sale of plant, property and equipment, and payments and proceeds from purchases and sales of land held for development, in each case, of EDS and the EDS Subsidiaries that are (or would be) set forth in a consolidated statement of cash flows of EDS and the EDS Subsidiaries for such period prepared in accordance with GAAP.

"Capital Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"Change of Control" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the SEC thereunder as in effect on the date hereof), of Equity Interests representing more than 30 percent of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of EDS; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of EDS by Persons who were neither (i) nominated by the board of directors of EDS nor (ii) appointed by directors so nominated; or (c) the acquisition of direct or indirect Control of EDS by any Person or group.

"Code" means the Internal Revenue Code of 1986, as amended, and all regulations promulgated and rulings issued thereunder.

"Commitment" means the obligation of each Lender to make Advances to the Borrowers under this Agreement.

"Commitment Termination Date" means 12:00 noon (New York, New York time) on the date which is five (5) years after the Availability Date.

"Committed Sum" means, for each Lender, the maximum aggregate principal sum which such Lender has committed to lend to the Borrowers as set forth in Schedule 1 opposite to such Lender's name and the caption "Amount of Commitment," subject, however, to any increases or reductions in such Lender's Committed Sum during the term of the Facility.

"Communications" shall have the meaning assigned to such term in Section 11.4(b).

"Compensation Rate" means, at any date of determination, the higher of (a) a rate per annum equal to 2.00% plus the rate applicable to Base Rate Loans at such date of determination and (b) (i) for any sum payable in Dollars, for any day, the Federal Funds Rate for such day, (ii) for any sum payable in any Alternative Currency, for any day, the Indicated Rate with respect to such Alternative Currency for such day.

"Consolidated EBITDA" means, for any period, Consolidated Net Income for such period plus (a) without duplication and to the extent deducted in determining such Consolidated Net Income, the sum of (i) Consolidated Interest Expense for such period, (ii) consolidated income tax expense for such period, (iii) all amounts attributable to depreciation and amortization for such period, (iv) any extraordinary non-cash charges for such period recognized in accordance with GAAP, (v) any nonrecurring expenses or charges for such period (not to exceed (x) in the case of non-cash expenses and charges, in each case relating to divestitures, $300,000,000 in the aggregate during the term of this Agreement and (y) in the case of all other cash and non-cash expenses and charges, $300,000,000 in the aggregate during the term of this Agreement), (vi) any restructuring charges and asset write-downs for such period in connection with the restructuring plans announced by EDS on June 18, 2003 and disclosed in the EDS earnings announcement on July 23, 2003 (not to exceed $475,000,000, on a pre-tax basis, during fiscal years 2003 and 2004 of EDS in the aggregate), (vii) the portion applicable to such period of the one-time non-cash cumulative accounting adjustment as of January 1, 2003 resulting from the adoption by EDS of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables", of the Emerging Issues Task Force of the Financial Accounting Standards Board (the sum of such portions not to exceed $2,200,000,000, on an after-tax basis, in the aggregate during the term of this Agreement), (viii) the portion applicable to such period of the one-time non-cash cumulative accounting adjustment as of January 1, 2003 resulting from the adoption by EDS of SFAS No. 143, "Accounting for Asset Retirement Obligations" of the Financial Accounting Standards Board (the sum of such portions not to exceed $20,000,000, on an after-tax basis, in the aggregate during the term of this Agreement), (ix) for the first quarter of fiscal year 2003 of EDS, any non-recurring charges or losses for such period relating to executive severance in an aggregate amount equal to $48,000,000, (x) for the fourth quarter of fiscal year 2002 of EDS, any non-recurring charges or losses for such period in an aggregate amount equal to $41,000,000, on a pre-tax basis, relating to leveraged leases entered into with United Airlines, Inc., (xi) the amount set forth below for such period under the heading "Additional EITF 00-21 Amount" to reflect the adoption by EDS of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables", of the Emerging Issues Task Force of the Financial Accounting Standards Board and (xii) any non-cash compensation arising from any grant of stock options or other equity based awards minus (b) without duplication and to the extent included in determining such Consolidated Net Income, any extraordinary gains for such period, all determined on a consolidated basis in accordance with GAAP. For purposes of calculating Consolidated EBITDA for the first and second quarters of fiscal year 2003 of EDS in connection with the determination of the Leverage Ratio or Consolidated EBITDAR for any period including such quarters, the restatement of the

Financial Statements for such quarters required by changes in accounting principles shall be disregarded. For purposes of calculating Consolidated EBITDA for any period (each, a "Reference Period") in connection with a determination of the Leverage Ratio for such period, if during such Reference Period (or, in the case of pro forma calculations, during the period from the last day of such Reference Period to and including the date as of which such calculation is made) EDS or any EDS Subsidiary shall have made a Material Disposition or Material Acquisition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Disposition or Material Acquisition occurred on the first day of such Reference Period (with the Reference Period for the purposes of pro forma calculations being the most recent period of four consecutive fiscal quarters for which the relevant financial information is available), provided that such pro forma calculations for a Material Acquisition or Material Disposition shall not give effect to operating expense reductions and other cost savings other than operating expense reductions and other cost savings actually realized in connection with such Material Acquisition or Material Disposition. As used in this definition, "Material Acquisition" means any acquisition or series of related acquisitions that involves consideration (including any non-cash consideration) with a fair market value in excess of $100,000,000; and "Material Disposition" means any disposition of property or series of related dispositions of property that involves consideration (including any non-cash consideration) with a fair market value in excess of $100,000,000.

Period	Additonal EITF 00-21 Amount
July 1, 2003 to September 30, 2003	$290,000,000
October 1, 2003 to December 31, 2003	$210,000,000
January 1, 2004 to March 31, 2004	$95,000,000
April 1, 2004 to June 30, 2004	$95,000,000

"Consolidated EBITDAR" means, for any period, Consolidated EBITDA for such period plus, without duplication and to the extent deducted in determining Consolidated Net Income for such period, the aggregate rental expense under all cancelable and non-cancelable operating leases with respect to Tangible Assets of EDS and the EDS Subsidiaries for such period, all determined on a consolidated basis in accordance with GAAP.

"Consolidated Fixed Charges" means, for any period, the sum of (a) Consolidated Interest Expense for such period, (b) the aggregate amount of all Dividends paid by EDS and the EDS Subsidiaries (other than in the form of common Equity Interests in EDS) for such period and (c) the aggregate rental expense under all cancelable and non-cancelable operating leases with respect to Tangible Assets of EDS and the EDS Subsidiaries for such period, all determined on a consolidated basis in accordance with GAAP.

"Consolidated Interest Expense" means, for any period, without duplication, the sum of (a) the interest expense (including imputed interest expense in respect of Capital Lease Obligations) of EDS and the EDS Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP plus (b) the interest-equivalent costs associated with any Permitted Receivables Financing and any other arrangements pursuant to which Receivables are sold in connection with a securitization or similar transaction (excluding for the avoidance of doubt the NMCI Transaction), whether accounted for as interest expense or loss on the sale of receivables.

"Consolidated Net Income" means, for any period, the net income or loss of EDS and the EDS Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, provided that there shall be excluded (a) the income or loss of any Person (other than EDS) in which any other Person (other than EDS or any EDS Subsidiary or any director holding qualifying shares in compliance with applicable law) owns an Equity Interest, except the income or loss of such Person corresponding to the percentage of Equity Interests in such Person owned directly or indirectly by EDS (other than, in the case of income, that portion of such income subject to a prohibition, restriction or condition which prevents or impairs the payment of dividends or other distributions by such Person to EDS or any EDS Subsidiary), and (b) the income or loss of any Person accrued prior to the date it becomes an EDS Subsidiary or is merged into or consolidated with EDS or any EDS Subsidiary or the date that such Person's assets are acquired by EDS or any EDS Subsidiary.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Customer Finance Transaction" means an arrangement whereby (a) (i) a financial institution or its designee that is not an Affiliate of EDS finances the acquisition of, or acquires, equipment or other assets for use in connection with a particular client contract pursuant to which EDS or an EDS Subsidiary provides services to a client of EDS or such EDS Subsidiary, (ii) the acquirer of such equipment or assets provides such equipment or assets to the client or leases such equipment or assets to EDS or such EDS Subsidiary on a non-recourse or limited recourse basis (providing recourse to EDS or such EDS Subsidiary only in the event of nonperformance by EDS or such EDS Subsidiary of such client contract or failure by EDS or such EDS Subsidiary to perform its obligations, other than debt payments or lease payments, under the terms of the documents governing such arrangement) for use in connection with such client contract and (iii) EDS or such EDS Subsidiary assigns all or a portion of the payments due to EDS or such EDS Subsidiary under such client contract to the financial institution or its designee that finances the acquisition of, or acquires, the applicable equipment and other assets, and amounts due to such financial institution or its designee are paid from the cash flows from such client contract, or (b) in connection with a particular client contract pursuant to which EDS or an EDS Subsidiary provides services to a client of EDS or such EDS Subsidiary, EDS or such EDS Subsidiary sells, on a non-recourse or limited recourse basis (providing recourse to EDS or such EDS Subsidiary only in the event of nonperformance by EDS or such EDS Subsidiary of such client contract or failure by EDS or such EDS Subsidiary to perform its obligations, other than debt payments or lease payments, under the terms of the documents governing such arrangement), all or a portion of the payments due to EDS or such EDS Subsidiary under such client contract to finance the acquisition of equipment or other assets to be used in connection with such client contract, provided that to the extent that any obligation of EDS or any EDS Subsidiary related to any such arrangement described in clauses (a) or (b) is required in accordance with GAAP to be reflected as debt on the consolidated balance sheet of EDS, then to such extent, such arrangement shall not constitute a Customer Finance Transaction. For the avoidance of doubt, the NMCI Transaction shall constitute a Customer Finance Transaction.

"Debtor Relief Laws" means the Bankruptcy Code of the United States of America and all other applicable domestic or foreign liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, fraudulent transfer or conveyance Laws, suspension of payments, or similar Laws from time to time in effect affecting the Rights of creditors generally.

"Default" shall have the meaning assigned to such term in Article VIII.

"Designated EDS Affiliate" means any EDS Subsidiary wholly owned, directly or indirectly, by EDS if, at the time in question, such EDS Subsidiary is named on Schedule 2 hereto, as such Schedule is supplemented or amended pursuant to Section 11.17.

"Dividend" means (a) any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in EDS or any EDS Subsidiary to the extent paid to a Person that is not EDS or an EDS Subsidiary or (b) any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancelation or termination of any Equity Interests in EDS or any EDS Subsidiary, any performance unit, stock appreciation right, phantom stock right or other right the price or value of which is linked to the price or value of any Equity Interests in EDS or any EDS Subsidiary or any option, warrant or other right to acquire any such Equity Interests in EDS or any EDS Subsidiary, in each case, in the case of this clause (b), to the extent paid to a Person that is not an EDS Subsidiary, provided, that the aggregate amount of Dividends shall be reduced by the aggregate amount of funds received from employees of EDS or any EDS Subsidiary to acquire Equity Interests of EDS.

"Dollar Equivalent Value" means, at any time, with respect to an amount of any Permitted Currency (other than Dollars), an amount of Dollars into which the

Administrative Agent determines that it could, in accordance with its practice from time to time in the interbank foreign exchange market, convert such amount of Permitted Currency at its spot rate of exchange in effect at or about 11:00 a.m., London, England time, on the day on which such calculation is made.

"Dollars" and the symbol "$" mean lawful money of the United States of America.

"Domestic Lending Office" means, as to each Lender, its office or branch identified in Schedule 1 as its Domestic Lending Office or such other office or branch of such Lender in the United States as such Lender may from time to time specify to EDS and the Administrative Agent.

"Domestic Reference Banks" means Citibank, N.A. and Bank of America, N.A., and Domestic Reference Bank means each of them.

"EDS" shall have the meaning assigned to such term in the preamble hereof.

"EDS Domestic Subsidiary" means any EDS Subsidiary organized under the laws of the United States, any State or territory thereof, or the District of Columbia.

"EDS Subsidiary" means any Subsidiary of EDS.

"Environmental Laws" means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Tribunal, relating in any way to the environment, preservation or reclamation of natural resources, the presence, management, release or threatened release of any Hazardous Material or to health and safety matters.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of EDS or any EDS Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law or permit or license issued thereunder, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) actual or alleged presence, release or threatened release of any Hazardous Materials in or into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that, together with EDS or any EDS Subsidiary, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

"ERISA Event" means (a) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence as of the end of a Plan year of an "accumulated funding deficiency" (as defined in Section 412 of the Code or Section 302 of ERISA) with respect to any Plan, whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by EDS, any EDS Subsidiary or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by EDS, any EDS Subsidiary or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan; (f) the incurrence by EDS, any EDS Subsidiary or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by EDS, any EDS Subsidiary or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from EDS, any EDS Subsidiary or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

"Equity Interests" means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

"Euro" and the symbol "€" mean the lawful currency of the European Union.

"Eurocurrency Business Day" means a Business Day other than a legal holiday on which banks are authorized or required to be closed in London, England, or with respect to any Eurocurrency Loan, the city in which the principal interbank foreign exchange market is made for the currency in which such Eurocurrency Loan is denominated.

"Eurocurrency Lending Office" means, as to each Lender, its office or branch identified in Schedule 1 as its Eurocurrency Lending Office or such other office or branch of such Lender as such Lender may hereafter designate by notice to EDS and the Administrative Agent, but no such designation shall be effective if EDS notifies such Lender and the Administrative Agent promptly thereafter that, in EDS's reasonable determination, such designation would have adverse consequences to EDS or any Borrower to a material extent.

"Eurocurrency Loan" means any Loan hereunder, made in a currency other than Dollars.

"Eurocurrency Rate" means, for Permitted Currencies other than Dollars, the LIBO Rate related to such Permitted Currency plus the Applicable Rate.

"Eurocurrency Reference Banks" means Citibank, N.A. and Bank of America, N.A., and "Eurocurrency Reference Bank" means each of them.

"Eurocurrency Reserve Percentage" means, for any day, that percentage (expressed as a decimal) which the Administrative Agent determines is in effect on such day, as prescribed by the Board (or any successor), at which reserves (including any basic, supplemental, marginal and emergency reserves) are imposed by the Board in respect of "eurocurrency liabilities," as defined under Regulation D of the Board (or any applicable regulation which may be substituted for Regulation D).

"Eurodollar Loan" means any Loan hereunder, made in Dollars, bearing interest at a rate that is calculated by reference to the LIBO Rate.

"Eurodollar Rate" means the LIBO Rate for Dollars plus the Applicable Rate.

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender, or any other recipient of any payment to be made by or on account of any obligation of any Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction described in clause (a) above and (c) in the case of a Lender (other than an assignee pursuant to a request by EDS under Section 3.17(b)), any United States federal withholding tax that (i) is in effect and would apply to amounts payable to a Foreign Lender at the time such Foreign Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from any Borrower with respect to any United States federal withholding tax pursuant to Section 3.14(b), or (ii) is attributable to such Lender's failure to comply with Section 3.14(e).

"Exhibit" means an exhibit attached hereto unless otherwise specified.

"Existing Credit Agreement" shall have the meaning assigned to such term in the preamble hereof.

"Existing Note" means a promissory note outstanding under the Existing Credit Agreement on the Restatement Effective Date and Existing Notes means all such promissory notes.

"Facility" means the credit facility provided for in this Agreement.

"Facility Fee" shall have the meaning assigned to such term in Section 4.1.

"Federal Funds Rate" for any day means the rate set forth for such day (or, if such day is not a Business Day the next preceding Business Day) opposite the caption "Federal Funds (Effective)" in the weekly statistical release designated as "H.15(519)", or any successor publication, published by the Board or, if such rate is not so published for any day which is a Business Day, the average of quotations for such day on overnight Federal funds transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

"FELINE PRIDES" means the 32,200,000 FELINE PRIDES (initially consisting of 28,000,000 Income Prides) issued by EDS pursuant to the Indenture, dated as of August 12, 1996, between EDS and Texas Commerce Bank National Association (succeeded by Chase Bank of Texas National Association, which was succeeded by The Chase Manhattan Bank), as trustee, and the Second Supplemental Indenture, dated as of June 26, 2001, between EDS and The Chase Manhattan Bank, as trustee, as described in the Prospectus Supplement dated June 20, 2001.

"Financial Covenants" means Sections 7.08, 7.17, 7.18 and 7.19.

"Financial Statements" means the consolidated balance sheet of EDS and the EDS Subsidiaries and the consolidated statements of income, cash flows, and shareholders' equity of EDS and the EDS Subsidiaries.

"Foreign Lender" means any Lender that is organized under the laws of a jurisdiction other than that in which the applicable Borrower is located. For purposes of this definition, the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"GAAP" means all applicable generally accepted accounting principles of the Accounting Principles Board of the American Institute of Certified Public Accountants and the Financial Accounting Standards Board which are applicable as of the date in question.

"Guaranty Agreement" means that certain Amended and Restated Unconditional Guaranty Agreement substantially in the form of Exhibit B to the Amendment and Restatement Agreement, among EDS, the other Borrowers (in their capacity as Borrowers not as guarantors) and the Subsidiary Guarantors in favor of the Lenders, and delivered to the Administrative Agent, as the same may be renewed, extended, restated, amended or supplemented from time to time.

"Guarantee" of or by any Person (the "guarantor") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other financial obligation of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit (except, in the case of performance letters of credit, to the extent no drawings have been made thereunder) or letters of guaranty or bank guaranties (except, in the case of performance letters of guaranty and bank guaranties of performance, to the extent no drawings have been made thereunder) issued to support such Indebtedness or obligation, provided, that the term Guarantee shall not include (x) endorsements for collection or deposit in the ordinary course of business and (y) guarantees by a guarantor of obligations of any EDS Subsidiary directly or indirectly wholly owned by EDS arising pursuant to operating leases (other than Synthetic Leases) of such EDS Subsidiary.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

"Highest Lawful Rate" means the maximum nonusurious interest rate or amount of interest which, under applicable law, any Lender is allowed to contract for, charge, take, collect, reserve, or receive.

"Indebtedness" of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others (including pursuant to any Synthetic Lease or similar arrangement), (h) all Capital Lease Obligations and Synthetic Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit (except, in the case of performance letters of credit, to the extent no drawings have been made thereunder) and letters of guaranty or bank guaranties (except, in the case of performance letters of guaranty and bank guaranties of performance, to the extent no drawings have been made thereunder), (j) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances and (k) all Receivables Financing Debt of such Person. The Indebtedness of any Person shall (a) include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor, (b) subject to the proviso to the definition of "Customer Finance Transaction", exclude any Indebtedness of such Person arising in connection with a Customer Finance Transaction (provided, that the amount of the outstanding Accounts or other assets of such Person subject to such Customer Finance Transaction that would be required to discharge all principal obligations to financing parties (and would not be returned, directly or indirectly, to such Person) if all such Accounts were to be collected or assets sold at such date and such Customer Finance Transaction were to be terminated at such date shall be deemed Indebtedness of such Person for purposes of Section 7.13 hereof, Section 8.1 hereof and for purposes of determining the Material Indebtedness of such Person) and (c) exclude, for the avoidance of doubt, all obligations of such Person in respect of operating leases (other than Synthetic Leases) of such Person.

"Indemnitee" shall have the meaning assigned to such term in Section 11.16.

"Index Debt" means senior, unsecured, long-term indebtedness for borrowed money of EDS that is not guaranteed by any other Person or subject to any other credit enhancement.

"Indicated Rate" means, with respect to any Interest Period, (a) in the case of Dollars, the rate for deposits in Dollars for a period comparable to the relevant Interest Period which appears on the Telerate Page 3750 as of 11:00 a.m. London time two (2) London Business Days (which shall also be Business Days) preceding the first day of the relevant Interest Period or, if Telerate Page 3750 is unavailable at such time, the rate which appears on the Reuters Screen ISDA Page as of such date and time, (b) in the case of Pounds Sterling, the rate for deposits in Pounds Sterling for a period comparable to the relevant Interest Period which appears on the Reuters Screen RPMA Page as of 11:00 a.m. London time two London Business Days preceding the first day of the relevant Interest Period and (c) in the case of Euro, the rate for deposits in Euro for a period comparable to the relevant Interest Period which appears on the Telerate Page 3750 as of 11:00 a.m. London time two London Business Days preceding the first day of the relevant Interest Period, or, if Telerate Page 3750 is unavailable at such time, the rate which appears on the Reuters Screen at "RLIBOR02"; provided, however, that if the Administrative Agent determines that the relevant foregoing source is unavailable for any Interest Period, Indicated Rate means the rate of interest determined by the Administrative Agent to be the average (rounded upward, if necessary, to the nearest 1/10,000th of 1%) of the rates per annum at which deposits in the relevant currency in immediately available funds are offered to each of the Eurocurrency Reference Banks two London Business Days (which, in the case of Dollars, shall also be Business Days) preceding the first day of the relevant Interest Period by prime banks in the London interbank eurocurrency market as of 11:00 a.m. London time for delivery on the first day of such Interest Period, for the number of days comprised therein and in an amount comparable to the amount of the relevant Loan.

"Interest Payment Date" means, as to any Base Rate Loan, each Quarterly Date to occur while such Base Rate Loan is outstanding, and the date such Base Rate Loan is paid in full.

"Interest Period" means, with respect to each Loan consisting of a Eurodollar Loan or a Eurocurrency Loan, the period commencing on the date of such Loan, or on the last day of the immediately preceding Interest Period in the case of a continuation or conversion, and ending on the numerically corresponding day in the first, second, third, or sixth month thereafter, as the applicable Borrower may elect in the applicable Notice of Advance or Notice of Continuation/Conversion. Notwithstanding the above, (x) any Interest Period which would otherwise end on a day that is not a Business Day, or Eurocurrency Business Day, as appropriate, shall be extended to the next succeeding Business Day, or Eurocurrency Business Day, as appropriate, unless, in the case of Eurodollar Loans and Eurocurrency Loans, such next succeeding Eurocurrency Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Eurocurrency Business Day, (y) in the case of Eurodollar Loans and Eurocurrency Loans, any Interest Period which begins on the last Eurocurrency Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Eurocurrency Business Day of a calendar month and (z) no Interest Period may end later than the Commitment Termination Date.

"Law" means all applicable statutes, laws, ordinances, regulations, orders, writs, injunctions, or decrees of any Tribunal and any treaties or international conventions.

"Legacy Receivables Facility" means the arrangements evidenced and governed by that certain Receivables Purchase Agreement, dated as of December 27, 2002, among Legacy Receivables LLC, a Delaware limited liability company ("Legacy"), as the Seller, CIESCO L.P. and Corporate Asset Funding Company, Inc., as the Investors, Citibank, N.A., as a Bank, Citicorp North America, Inc., as the Agent, EDS and EDS Information Services L.L.C., as the collection agent and the originator, and the Purchase and Contribution Agreement, dated as of December 27, 2002, between Legacy and EDS Information Services L.L.C., as the same may be renewed, extended, amended, supplemented, or modified from time to time.

"Lender" means a Person identified in Schedule 1 or a Person that becomes a party hereto pursuant to Section 11.12 hereof, other than any such Person that ceases to be a party hereto pursuant to Section 11.12, and Lenders means all such Persons.

"Leverage Ratio" means, on any date, the ratio of (a) Total Indebtedness outstanding as of such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters of EDS ended on such date (or, if such date is not the last day of a fiscal quarter, ended on the last day of the fiscal quarter of EDS most recently ended prior to such date).

"LIBO Rate" means, with respect to any Interest Period, an interest rate per annum (rounded upward, if necessary, to the next higher 1/10,000th of 1%) determined by the Administrative Agent two London Business Days (which, in the case of Dollars, shall also be Business Days) prior to the first day of such Interest Period to be the quotient obtained by dividing (a) the Indicated Rate for such Interest Period for the currency in question by (b) a percentage equal to 100% minus the Eurocurrency Reserve Percentage, if applicable.

"<u>Lien</u>" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

"<u>Litigation</u>" means any proceeding, claim, lawsuit, or investigation conducted or threatened by or before any Tribunal.

"<u>Loan</u>" means any Advance by any Lender to any Borrower pursuant to such Lender's Commitment and Loans means all of such Loans.

"<u>Loan Documents</u>" means (a) the Amendment and Restatement Agreement, (b) this Agreement, (c) the Notes, (d) the Guaranty Agreement and (e) any and all other agreements ever delivered pursuant to this Agreement or the Amendment and Restatement Agreement, as the same may be renewed, extended, restated, amended or supplemented from time to time.

"<u>London Business Day</u>" means any day, other than a Saturday or Sunday, on which commercial banks generally are open for business in London, England.

"<u>Majority Lenders</u>" shall mean, as of any date, Lenders representing greater than 51% of (a) at any time Lenders are committed to lend hereunder, the Aggregate Committed Sum, or (b) at any time after the Commitments shall have expired or terminated, (i) at any time that Loans are outstanding, the aggregate unpaid principal amount of the Loans, and (ii) at any time that no Loans are outstanding, the aggregate unpaid principal amount of the Bid Rate Loans.

"<u>Margin Stock</u>" means "margin stock" as such term is defined in Regulation U of the Board.

"<u>Material Adverse Effect</u>" means any set of circumstances or events which (a) could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), operations, performance, properties or prospects of EDS and the EDS Subsidiaries, taken as a whole, (b) could reasonably be expected to affect adversely the legality, validity and enforceability of the Loan Documents or the ability of EDS and the EDS Subsidiaries, taken as a whole, to fulfill their obligations under the Loan Documents or (c) could reasonably be expected to cause a Default or a Potential Default.

"Material Domestic Subsidiary" means, at any date of determination, any EDS Subsidiary that is (a) listed on Schedule 6.1(n)(1) or (b) designated by EDS as such pursuant to Section 7.12.

"Material Indebtedness" means Indebtedness (other than the Loans), or obligations in respect of one or more Swap Agreements, of any one or more of EDS and the EDS Subsidiaries (a) in the case of Customer Finance Transactions, in an aggregate amount exceeding $100,000,000 and (b) in all other cases, in an aggregate principal amount exceeding $50,000,000. For purposes of determining Material Indebtedness, the "principal amount" of the obligations of EDS or any EDS Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that EDS or such EDS Subsidiary would be required to pay if such Swap Agreement were terminated at such time. For purposes of determining Material Indebtedness as used in Section 8.1(h) and (i)(w) and (i)(x) as of any date of determination, any Indebtedness with respect to which the applicable defaults, or the events of conditions resulting in such Indebtedness or the applicable Customer Finance Transaction becoming due or terminating prior to its scheduled maturity or enabling or permitting the applicable Persons referred to in such Sections to take the actions referred to in such Sections, have been cured or waived prior to such date shall not be included in such determination.

"Minimum Net Worth" means, as of any date of determination, the sum of (a) (i) prior to September 30, 2003, 85 percent of Net Worth as of June 30, 2003 or (ii) at any time on or after September 30, 2003, 85 percent of Net Worth as of September 30, 2003 plus (b) 50 percent of the Consolidated Net Income for each fiscal quarter commencing after September 30, 2003 for which Consolidated Net Income is a positive amount plus (c) 80 percent of the amount by which Net Worth is increased as a result of any issuances of Equity Interests by EDS and the EDS Subsidiaries after the Restatement Effective Date (including (x) any issuances of Equity Interests by EDS and the EDS Subsidiaries in exchange for or upon conversion into Equity Interests in EDS or any of the EDS Subsidiaries of Indebtedness of any Person, other than any such issuances the subject of clause (d) below, and (y) any issuances upon exercises of any options or warrants to purchase Equity Interests in EDS or any EDS Subsidiary) plus (d) 100 percent of the amount by which Net Worth is increased as a result of any issuances of Equity Interests by EDS and the EDS Subsidiaries in exchange for or upon conversion into Equity Interests in EDS or any of the EDS Subsidiaries after the Restatement Effective Date of the FELINE PRIDES minus (e) 50 percent of any Post 9/30/03 One-Time Charges taken or incurred after September 30, 2003 (provided that the maximum reduction to Minimum Net Worth during the term of this Agreement in reliance on this clause (e) shall not exceed $625,000,000 in the aggregate) minus (f) at any time on or after September 30, 2003, $100,000,000.

"Moody's" means Moody's Investor Service, Inc. and its successors.

"Multiemployer Plan" means a multiemployer plan as defined in sections 3(37) or 4001(a)(3) of ERISA or section 414(f) of the Code to which EDS or any of the

EDS Subsidiaries is making, or has made, or is accruing, or has accrued, an obligation to make contributions.

"Net Income" means, with respect to any Person for any period, the net income or loss of such Person for such period, determined in accordance with GAAP, except that extraordinary and non–recurring gains and losses as determined in accordance with GAAP shall be excluded.

"Net Worth" means (a) for purposes of Section 7.8, the excess, if any, of (i) the total assets of EDS and its consolidated Subsidiaries over (ii) without duplication, all items of indebtedness, obligation, or liability which would be classified as liabilities of EDS and its consolidated Subsidiaries, each to be determined in Dollars in accordance with GAAP and (b) for all other purposes of this Agreement and the Loan Documents, as of any date of determination, the consolidated stockholders' equity of EDS and the EDS Subsidiaries at such date, as determined on a consolidated basis in accordance with GAAP.

"NMCI Transaction" means the transactions evidenced and governed by (a) the Note Purchase Agreement, dated as of September 19, 2001, among Government Contract Receivables Note Trust, a Delaware statutory trust (the "Trust"), EDS, EDS Information Services L.L.C., State Street Bank and Trust Company, as Indenture Trustee (the "Indenture Trustee"), Alpine Securitization Corp., as Conduit Purchaser, Credit Suisse First Boston, New York Branch, as Agent and Alternate Transferee and (b) the Indenture, dated as of August 1, 2001, among the Trust, EDS, EDS Information Services L.L.C. and the Indenture Trustee related thereto, as the same may be renewed, extended, amended, supplemented, or modified from time to time.

"Notes" shall have the meaning assigned to such term in Section 3.1, and Note means any of the Notes.

"Notice of Acceptance" means a notice by a Borrower to the Administrative Agent accepting an offer for a Bid Rate Loan.

"Notice of Advance" means a notice submitted and executed by a Borrower (and, if such Borrower is not EDS, by such Borrower and EDS), which notice shall be irrevocable and binding, requesting a Loan, which Notice of Advance shall be substantially in the form of Exhibit B.

"Notice of Continuation/Conversion" shall have the meaning assigned to such term in Section 3.4 and shall be substantially in the form of Exhibit C.

"Obligations" means the collective reference to the due and punctual payment of (i) the principal of and premium, if any, and interest at the applicable rate provided in this Agreement (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (ii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of each Borrower or Subsidiary Guarantor to any of the Lenders under this Agreement and the other Loan Documents.

"Original Credit Agreement" shall have the meaning assigned to such term in Section 5.1.

"Original Currency" shall have the meaning assigned to such term in Section 11.18.

"Other Currency" shall have the meaning assigned to such term in Section 11.18.

"Participant" shall have the meaning assigned to such term in Section 11.12(b) or 11.12A(c), as applicable.

"Payment Office for Alternative Currencies" means the office of Administrative Agent in London, England, at Citibank London, Citibank International PLC, 336 Strand, London, England WC2R 1LS, Attention: Cliff Posner, telecopy number: 011-44-81-852-7007, telephone number: 011-44-81-297-4247, which office may be changed to another office in London by written notice to EDS and the Lenders.

"Payment Office for Dollars" means the principal office of Administrative Agent in New York City, located on the date hereof at 399 Park Avenue, New York, New York 10043, which office may be changed to another location in New York City by written notice to EDS and the Lenders.

"PBGC" means the Pension Benefit Guaranty Corporation, or any successor thereto.

"Percentage" means, at any time, for each Lender, the percentage obtained by (x) dividing such Lender's Committed Sum by the Aggregate Committed Sum and (y) multiplying the product so obtained by 100.

"Permitted Currency" means Dollars or one of the following freely transferable and convertible eurocurrencies: Pounds Sterling and Euro.

"Permitted Encumbrances" means:

(a) Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 7.6 or are not permitted to exist for more than 30 days;

(b) carriers', warehousemen's, mechanics', materialmen's, landlord's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 7.6;

(c) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations;

(d) pledges and deposits to secure the performance of bids, trade contracts, leases, licenses, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) customary rights of setoff upon deposit accounts and securities accounts of cash in favor of banks or other depository institutions and securities intermediaries;

(f) judgment liens in respect of judgments that do not constitute a Default under clause (h) of Article VIII; and

(g) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of EDS or any EDS Subsidiary,

provided that the term "Permitted Encumbrances" shall not include any Lien securing Indebtedness.

"Permitted Grace Period" means, (x) with respect to any Receivables Financing Debt or other Indebtedness related to a Permitted Receivables Financing following a reduction by Moody's or S&P of the rating established with respect to such Receivables Financing Debt or such other Indebtedness of EDS or any of the EDS Subsidiaries, fifteen Business Days, (y) with respect to any Customer Finance Transaction (which Customer Finance Transaction constitutes Material Indebtedness), ten Business Days, or (z) with respect to any Material Indebtedness other than as provided in clause (x) or (y), three Business Days, provided that during such period neither EDS nor any EDS Subsidiary shall grant, directly or indirectly, any material consideration or any other accommodation (including shortening the maturity of, increasing the rate of interest or fees payable on or otherwise modifying, in a manner adverse to EDS or any EDS Subsidiary, the terms of such Material Indebtedness) to the holders or lenders of such Material Indebtedness in order to obtain any waiver, consent, amendment or other modification of or with respect to such Material Indebtedness from such holders or lenders.

"Permitted Receivables Financing" means financing arrangements pursuant to which EDS or one or more of the EDS Subsidiaries (or a combination thereof) realizes cash proceeds in respect of Receivables and Related Security by selling or otherwise transferring such Receivables and Related Security (on a non-recourse basis, other than Standard Securitization Undertakings) to one or more Receivables Subsidiaries, and such Receivables Subsidiary or Receivables Subsidiaries realize cash proceeds in respect of such Receivables and Related Security pursuant to a revolving committed financing arrangement, provided that (a) EDS shall deliver to the Administrative Agent copies of all documentation entered into in connection with any such financing arrangements and (b) EDS represents, in a certificate of the Chief Financial Officer, Treasurer or Assistant Treasurer of EDS delivered to the Administrative Agent, that the terms and conditions of such financing arrangements are customary for accounts receivable securitization financings (which representation may be based on advice of EDS's advisors to the extent EDS has no reason to believe that such financing arrangements are not customary for accounts receivable securitization financings). It is understood that the financing arrangements provided for pursuant to the Legacy Receivables Facility, as in effect on the Restatement Effective Date, constitutes a Permitted Receivables Financing.

"Person" means any individual, entity, or Tribunal.

"Plan" means any employee pension benefit plan (other than a Multiemployer Plan or any plan with respect to which the termination liabilities thereunder under Title IV of ERISA do not exceed $8,000,000) subject to the provisions of Title IV, and in respect of which EDS, any EDS Subsidiary or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Platform" shall have the meaning assigned to such term in Section 11.4(b).

"Post 9/30/03 One-Time Charges" means the following charges, including restructuring charges, and asset write-downs: (a) any restructuring charges and asset write-downs in connection with the restructuring plans announced by EDS on June 18, 2003 and disclosed in the EDS earnings announcement on July 23, 2003 (not to exceed $475,000,000, on a pre-tax basis, during fiscal years 2003 and 2004 of EDS in the aggregate), (b) charges resulting from the adoption by EDS of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables", of the Emerging Issues Task Force of the Financial Accounting Standards Board (provided, that the cumulative amount of the charges permitted by this clause (b) shall not exceed the sum of the amounts set forth under the heading "Additional EITF 00-21 Amount" in the table included in the definition of "Consolidated EBITDA") and (c) any nonrecurring expenses or charges (not to exceed (x) in the case of non-cash expenses and charges, in each case relating to divestitures or solicitations of bids for potential divestitures, whether or not such divestitures are consummated, $300,000,000 in the aggregate during the term of this Agreement and (y) in the case of all other cash and non-cash expenses and charges, $300,000,000 in the aggregate during the term of this Agreement).

"Potential Default" means any event or condition which constitutes a Default or which, upon notice, lapse of time or both would unless cured or waived become a Default.

"Pounds Sterling" and the sign "£" mean lawful money of the United Kingdom.

"Process Agent" means Corporation Service Company, 80 State Street, Albany, NY 12207-2543.

"Pro Rata" means, at any time, for each Lender, the ratio of the unpaid principal balance of the Loans made by such Lender to the unpaid principal balance of all Loans.

"Quarterly Date" means the last Business Day of each December, March, June and September during the term of this Agreement.

"Receivable" means an Account owing to EDS or any EDS Subsidiary (before its transfer to a Receivables Subsidiary), whether now existing or hereafter arising, together with all cash collections and other cash proceeds in respect of such Account, including all yield, finance charges or other related amounts accruing in respect thereof and all cash proceeds of Related Security with respect to such Receivable.

"Receivables Financing Debt" means, as of any date with respect to any Permitted Receivables Financing or other arrangement pursuant to which Receivables are sold in connection with a securitization or similar transaction (excluding for the avoidance of doubt the NMCI Transaction), the amount of the outstanding Receivables subject to such Permitted Receivables Financing or other transaction that would be required to discharge all principal obligations to financing parties (and would not be returned, directly or indirectly, to EDS or an EDS Subsidiary) if all such Receivables were to be collected at such date and such Permitted Receivables Financing or other transaction were to be terminated at such date.

"Receivables Subsidiary" means an EDS Subsidiary directly or indirectly wholly owned by EDS that does not engage in any activities other than participating in one or more Permitted Receivables Financings and activities incidental thereto, provided that (a) such Subsidiary does not have any Indebtedness other than (i) Indebtedness incurred pursuant to a Permitted Receivables Financing owed to financing parties supported by Receivables and Related Security and (ii) Subordinated Receivables Transfer Debt and (b) neither EDS nor any EDS Subsidiary Guarantees any Indebtedness or other obligation of such Subsidiary, other than Standard Securitization Undertakings.

"Register" shall have the meaning assigned to such term in Section 11.12(d) or 11.12A(b), as applicable.

"Related Parties" means, with respect to any specified Person, such Person's Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person's Affiliates.

"Related Security" means, with respect to any Receivable:

(a) all of EDS's or the applicable EDS Subsidiary's right, title and interest in and to any goods, the sale of which gave rise to such Receivable;

(b) all security pledged, assigned, hypothecated or granted to or held by EDS or the applicable EDS Subsidiary to secure such Receivable;

(c) all guaranties, endorsements and indemnifications on, or of, any Receivable or any of the foregoing (other than by EDS or any EDS Subsidiary that is not a Receivables Subsidiary);

(d) all powers of attorney for the execution of any evidence of indebtedness or security or other writing in connection therewith;

(e) all books, records, ledger cards and invoices related to such Receivable or any of the foregoing, whether maintained electronically, in paper form or otherwise;

(f) all evidences of the filing of financing statements and other statements and the registration of other instruments in connection therewith and amendments thereto, notices to other creditors or secured parties, and certificates from filing or other registration officers;

(g) all credit information, reports and memoranda relating thereto;

(h) all other writings related thereto; and

(i) all proceeds of any of the foregoing.

"Request For Bids" means a duly completed Request for Bids, substantially in the form of Exhibit F to the Existing Credit Agreement, delivered by a Borrower to Administrative Agent in connection with a Bid Rate Loan.

"Required Currency" shall have the meaning assigned to such term in Section 3.16.

"Restatement Effective Date" shall have the meaning assigned to such term in the Amendment and Restatement Agreement.

"Restatement Majority Lenders" means, as of any date, Lenders representing greater than 50% of (a) at any time Lenders are committed to lend hereunder, the Aggregate Committed Sum, or (b) at any time after the Commitments shall have expired or terminated, the aggregate unpaid principal amount of the Loans.

"Rights" means rights, remedies, powers, privileges, and benefits.

"S&P" means Standard & Poor's Rating Service and its successors.

"Schedule" means a schedule attached hereto unless specified otherwise.

"SEC" means the Securities and Exchange Commission, or any governmental body or agency succeeding to any of the primary functions of the Securities and Exchange Commission.

"Section" means a section or subsection of this Agreement unless specified otherwise.

"Section 11.15 Accounts" shall have the meaning assigned to such term in Section 11.15.

"Standard Securitization Undertakings" means representations, warranties, covenants and indemnities made by EDS or any of the EDS Subsidiaries in connection with a Permitted Receivables Financing that are customary for accounts receivables securitization financings, provided that Standard Securitization Undertakings shall not include any Guarantee of any Indebtedness or collectability of any Receivables.

"Subordinated Receivables Transfer Debt" means Indebtedness of a Receivables Subsidiary owed to EDS or another EDS Subsidiary and incurred to finance the purchase of Receivables and Related Security from EDS or another EDS Subsidiary in connection with a Permitted Receivables Financing, provided that all proceeds of such Indebtedness are applied by such Receivables Subsidiary to pay the purchase price of such Receivables and Related Security.

"Subsidiary" (a) for purposes of Section 7.8, of a Person means any Person (and "Subsidiaries" for purposes of Section 7.8 means all of such Persons), whether or not existing on the date of this Agreement, of which an aggregate of 50% or more (in number of votes) of the securities having ordinary voting power for the election of directors (or individuals performing similar functions), or comparable ownership interest, is owned of record or beneficially, directly or indirectly, by such Person, by one or more of the other Subsidiaries (as so defined) of such Person, or by a combination thereof and (b) for all other purposes of this Agreement and the Loan Documents, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent, provided that, for purposes of this clause (b), the term "Subsidiary" shall not include any Person organized as a non-profit entity.

"Subsidiary Guarantors" means, at any date of determination, any EDS Domestic Subsidiary that is a party to the Guaranty Agreement.

"Swap Agreement" means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions, provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of EDS or the EDS Subsidiaries shall be a Swap Agreement.

"Synthetic Lease" means a lease of property or assets designed to permit the lessee (a) to claim depreciation on such property or assets under U.S. tax law and (b) to treat such lease as an operating lease or not to reflect the leased property or assets on the lessee's balance sheet under GAAP.

"Synthetic Lease Obligations" means, with respect to any Synthetic Lease, at any time, an amount equal to the sum of (a) all remaining rental obligations of the lessee under such Synthetic Lease which are attributable to principal and, without duplication, (b) all rental and purchase price payment obligations under such Synthetic Lease assuming the lessee exercises the option to purchase the leased property at the end of the lease term.

"Tangible Assets" of a Person means all assets of such Person other than goodwill, software and other intangible assets, in each case determined in accordance with GAAP.

"Taxes" means all taxes, assessments, fees, levies, imposts, duties, deductions, withholdings, or other charges of any nature whatsoever from time to time or at any time imposed by any Law or Tribunal.

"Three Year Revolving Credit Agreement" means the Three Year Multi-Currency Revolving Credit Agreement dated as of September 29, 2003, among EDS, EDS Information Services L.L.C., a Delaware limited liability company, and the other EDS Subsidiaries that become parties thereto, the various Persons parties thereto as lenders, and Citicorp North America, Inc., as Administrative Agent for such lenders as the same may be renewed, extended, restated, amended or supplemented from time to time.

"Total Indebtedness" means, as of any date, (a) the sum, without duplication, of (i) the aggregate principal amount of Indebtedness of EDS and the EDS Subsidiaries outstanding as of such date, in the amount that would be reflected on a balance sheet prepared as of such date on a consolidated basis in accordance with GAAP, (ii) the aggregate principal amount of Indebtedness outstanding as of such date of Persons other than of EDS and the EDS Subsidiaries, in the amount that would be reflected on a balance sheet of any such Person prepared as of such date on a consolidated basis in accordance with GAAP, to the extent Guaranteed by of EDS or any EDS Subsidiaries, (iii) all Capital Lease Obligations and Synthetic Lease Obligations of EDS and the EDS Subsidiaries, determined on a consolidated basis, as of such date, (iv) all obligations, contingent or otherwise, of EDS and the EDS Subsidiaries as account parties in respect of letters of credit (except, in the case of performance letters of credit, to the extent no drawings have been made thereunder) and letters of guaranty (except, in the case of performance letters of guaranty, to the extent no drawings have been made thereunder) and (v) all Receivables Financing Debt as of such date minus (b) Indebtedness in excess of $1,610,000,000 arising from the remarketing or refinancing of FELINE PRIDES.

"Transferee" shall have the meaning assigned to such term in Section 11.12.

"Tribunal" means any (a) local, state, or federal judicial, executive, or legislative authority, including any governmental agency or regulatory authority, whether of the United States or any other country, or (b) private arbitration board or panel.

"Utilization Fee" shall have the meaning assigned to such term in Section 4.2.

"Withdrawal Liability" means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

SECTION 1.2. Other Definitional Provisions.

(a) Other Agreements. All terms defined in this Agreement shall have the above-defined meanings when used in the Notes or any Loan Documents, and any certificate, report or other document made or delivered pursuant to this Agreement, unless the context therein shall otherwise require.

(b) To/From. Relative to the determination of any period of time, "from" means "from and including" and "to" or "until" means "to but excluding".

(c) References to Loan Documents. The words "hereof," "herein," "hereunder" and similar terms when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(d) Accounting Terms; GAAP. As used herein and in any certificate or other document made or delivered pursuant thereto, accounting terms relating to the Borrowers but not defined in Article I and accounting terms partly defined in Article I shall have the respective meanings given to them under GAAP, as in effect from time to time, provided that, if EDS notifies the Administrative Agent that EDS requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies EDS that the Majority Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

(e) Include/Including. The term "including" (and with correlative meaning "include") means including without limiting the generality of any description preceding such term.

ARTICLE II

FACILITY

SECTION 2.1. Loans. Subject to and in reliance upon the terms, conditions, representations, and warranties contained in this Agreement, each Lender, severally, and not jointly, agrees to make Advances in Permitted Currencies to EDS and any of the other Borrowers, provided that no Lender shall be obligated to make an Advance which, when added to the aggregate principal amount of the outstanding Loans (in the case of Loans denominated in Alternative Currencies, calculated, as of the date of such Advance, by reference to the Dollar Equivalent Value of such Loans) from such Lender outstanding would exceed such Lender's Committed Sum; provided, further that, no Lender shall be obligated to make an Advance which, when added to the aggregate outstanding principal amount of all Loans (in the case of Loans denominated in Alternative Currencies, calculated, as of the date of such Advance, by reference to the Dollar Equivalent Value of such Loans) from all Lenders would exceed the Aggregate Committed Sum. The Administrative Agent shall maintain a record of each Lender's Committed Sum, Percentage and Loans. Each Lender's Commitment shall continue in full force and effect until, and expire on, the Commitment Termination Date, and no Lender shall have any obligation to make any Loan thereafter, provided that, each Borrower's Obligations and Lender's Rights under the Loan Documents shall continue in full force and effect until such Borrower's Obligations is paid and performed in full. From and after the Availability Date, through and including the Commitment Termination Date, EDS and each other Borrower may borrow, repay, and reborrow Loans hereunder.

SECTION 2.2. Loan Borrowing Procedure; Disbursement.

(a) Notice of Borrowing of Loans. Each Loan shall be made following a Borrower's Notice of Advance to the Administrative Agent requesting a Loan on a certain Borrowing Date. Each Notice of Advance shall be given to the Administrative Agent in writing or by telegraph, telex or telecopy, or by telephonic notice (followed by a written confirmation) (i) not later than 11:00 a.m., New York, New York time on the proposed Borrowing Date of each Loan which is a Base Rate Loan, which proposed Borrowing Date shall be a Business Day, (ii) not later than 11:00 a.m., New York, New York time on the Eurocurrency Business Day that is three Eurocurrency Business Days before the proposed Borrowing Date of each Loan which is a Eurodollar Loan, which proposed Borrowing Date shall be a Eurocurrency Business Day and (iii) not later than 10:00 a.m., New York, New York time on the Eurocurrency Business Day that is three Eurocurrency Business Days before the proposed Borrowing Date of each Loan which is to be a Eurocurrency Loan, which proposed Borrowing Date shall be a Eurocurrency Business Day. Each Loan, except Loans for the remaining unborrowed Aggregate Committed Sum, shall be in an amount of not less than $5,000,000 or, if greater, an integral multiple of $1,000,000 (or, if advanced in an Alternative Currency, in an amount of such currency having a Dollar Equivalent Value, on the Borrowing Date, substantially equal to $5,000,000 or a greater integral multiple of $1,000,000).

(b) Funding of Loans. After receiving a Notice of Advance in the manner provided herein, the Administrative Agent shall promptly notify each Lender by telephone (confirmed immediately by telex, cable or telecopy), telecopy, telex or cable of the terms of the Notice of Advance and such Lender's Percentage of the requested Loan. Each Lender shall, (i) before 1:00 p.m., New York, New York time on the Borrowing Date specified in the Notice of Advance, deposit with the Administrative Agent at its Payment Office for Dollars, and, in same day funds, for any Loan denominated in Dollars, such Lender's Percentage of such Loan and (ii) before 12:00 noon, London, England time on the Borrowing Date specified in the Notice of Advance, deposit with the Administrative Agent at its Payment Office for Alternative Currencies, and in same day funds, for any Loan denominated in any Alternative Currency, such Lender's Percentage of such Loan. Upon fulfillment of all applicable conditions set forth herein, including receipt by the Administrative Agent of a duly executed Note for each Lender from the relevant Borrower (provided, however, that EDS shall be required only to provide to each Lender a Note in the form of Exhibit D to evidence all Loans from such Lender to EDS) and after receipt by the Administrative Agent of such funds, the Administrative Agent shall pay or deliver all funds so received to the order of the relevant Borrower to the account specified in the Notice of Advance.

(c) Failure to Fund Loans. The failure of any Lender to make any Advance required to be made by it hereunder shall not relieve any other Lender of its obligation to make its Advance hereunder. If any Lender fails to provide its Percentage of any Loan and if all conditions to such Loan have apparently been satisfied, the Administrative Agent will make available to the relevant Borrower the funds received by it from the other Lenders. Neither the Administrative Agent nor any Lender shall be responsible for the performance by any other Lender of its obligations hereunder. Upon the failure of a Lender to make an Advance required to be made by it hereunder, the Administrative Agent shall notify EDS, the relevant Borrower (if other than EDS) and all Lenders, and shall consult with all Lenders (other than the defaulting Lender) to determine whether one or more of such Lenders will make an additional Advance to cover the shortfall created by the defaulting Lender's failure to fund its Advance. If Lenders decline to cover such shortfall, the Administrative Agent shall use good faith efforts to obtain one or more banks, acceptable to EDS, to replace the defaulting Lender, but neither the Administrative Agent nor any other Lender shall have any liability or obligation whatsoever as a result of the failure to obtain a replacement for such Lender.

(d) Funding by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Loan that such Lender will not make available to the Administrative Agent such Lender's Percentage of such Loan, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on the date of such Loan in accordance with this Section 2.2. The Administrative Agent may, in reliance upon such assumption, make available a corresponding amount to or on behalf of the relevant Borrower on such date.

If and to the extent any Lender shall not have so made its Percentage of any Loan available to the Administrative Agent, the relevant Borrower shall repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to or on behalf of such Borrower until the date such amount is repaid to the Administrative Agent, at the rate per annum applicable to the Loan in question. Each Lender shall record in its records, or at its option on the schedule attached to its applicable Note, the date, amount and currency of each Loan made by such Lender thereunder, each repayment or prepayment thereof, and the dates on which each Interest Period for such Loan shall begin and end. The aggregate unpaid principal amount so recorded shall be rebuttable presumptive evidence of the principal amount owing and unpaid on such Note. The failure to so record or any error in so recording any such amount shall not, however, limit or otherwise affect the obligations of any Borrower hereunder or under any Note to repay the principal amount of each Loan to such Lender together with all interest accruing thereon.

SECTION 2.3. Several Obligations. The failure of any Lender to perform its obligations under this Agreement shall not affect the obligations of any Borrower toward any other Lender or the obligations of any Lender toward any Borrower, nor shall any other Lender be liable for the failure of such Lender to perform its obligations under this Agreement.

SECTION 2.4. Determination of Availability. At or before thirty minutes after the time for delivery of a Notice of Advance pursuant to Section 2.2(a) the Administrative Agent will make a determination of the Dollar Equivalent Value of the outstanding Loans for purposes of calculating whether the making of the requested Loan would cause the aggregate outstanding amount of the Loans, including the requested Loan, to exceed the Aggregate Committed Sum.

ARTICLE III

TERMS OF PAYMENT

SECTION 3.1. Notes. Loans and interest thereon shall be evidenced by promissory notes substantially in the form and upon the terms of Exhibit D in the case of EDS or Exhibit E in the case of any other Borrower, respectively, duly executed by the applicable Borrower (the "Notes") and shall be due and payable in accordance with this Agreement and the terms of such Notes. On the Restatement Effective Date, each Existing Note shall be deemed to be a Note hereunder, the Existing Credit Agreement shall no longer apply to such Existing Notes and the terms of this Agreement will govern the rights of the Lenders with respect thereto.

SECTION 3.2. Payments on Notes. The unpaid principal balance of each Note, and all accrued but unpaid interest thereon, shall be due and payable on the Commitment Termination Date. The Administrative Agent shall deliver to each Borrower and EDS notice of each payment of interest, principal, facility fee or other payment required to be made on each Loan not less than three Business Days or

Eurocurrency Business Days, as applicable, prior to the due date thereof; provided, however, that failure to provide such notice will not affect any Borrower's Obligations hereunder. Each payment or prepayment on the Obligations and payments of fees must be paid at (i) the Administrative Agent's Payment Office for Dollars, if the payment is due in Dollars and (ii) the Administrative Agent's Payment Office for Alternative Currencies, if the payment is due in any currency other than Dollars, in funds which are or will be available for immediate use by Administrative Agent at such address on or before (1) 1:00 p.m., New York, New York time, on the day due, in the case of Base Rate Loans and Eurodollar Loans and (2) 12:00 noon, London, England time, on the day due in the case of Eurocurrency Loans. Funds received after such time shall be deemed to have been received by the Administrative Agent on the next following Business Day (in the case of Base Rate Loans) or Eurocurrency Business Day (in the case of Eurodollar Loans or Eurocurrency Loans). Amounts received by the Administrative Agent for the account of another Person shall be promptly remitted in like funds to such other Person. If, in the case of Base Rate Loans, any action is required or any payment is to be made on a day which is not a Business Day, then such action or payment shall be delayed until the next succeeding Business Day. If, in the case of Eurodollar Loans or Eurocurrency Loans, any action is required or any payment is to be made on a day which is not a Eurocurrency Business Day, then such action or payment shall be delayed until the next Eurocurrency Business Day unless a payment by a Borrower of a Eurodollar Loan or a Eurocurrency Loan is involved and the next Eurocurrency Business Day would fall in the succeeding calendar month, in which event such payment shall be made on the immediately preceding Eurocurrency Business Day. Any extension of time shall be included in the computation of payments of interest. Upon receipt of any payment of principal or interest from a Borrower hereunder the Administrative Agent will promptly thereafter cause to be distributed (x) like funds relating to the payment of principal or interest or facility fees ratably (other than amounts payable pursuant to Sections 3.5, 3.10, 3.11, 3.12 or 3.14) to the Lenders for the account of their respective Applicable Lending Offices and (y) like funds relating to the payment of any other amount payable to any Lender to such Lender for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement. Upon any assignment of any Lender's Commitment pursuant to Section 11.12 and after notification thereof to the Administrative Agent, the Administrative Agent shall make all payments hereunder in respect of the interest assigned thereby to the Assignee or assignee, as applicable.

SECTION 3.3. Interest. The Loans from day to day shall bear interest on the outstanding principal balance thereof at a rate per annum equal to the lesser of (a) the Highest Lawful Rate, or (b) (i) in the case of Base Rate Loans, the Base Rate, (ii) in the case of Eurodollar Loans, the Eurodollar Rate and (iii) in the case of Eurocurrency Loans, the Eurocurrency Rate. Accrued interest on each Loan is payable in arrears, (x) in the case of Base Rate Loans, on each Interest Payment Date, and, (y) in the case of Eurodollar Loans and Eurocurrency Loans, on the last day of each Interest Period with respect to such Loan or if occurring earlier in any case, the Commitment Termination Date; provided, however, as to any Loan having an Interest Period longer than three months, in the case of Eurodollar Loans or Eurocurrency Loans, interest shall also be payable on each day which is three months after the first day of such Interest Period. Interest accrued on the principal of each Loan after the maturity thereof and, to the extent permitted by applicable Law, interest on other overdue amounts, shall be payable on demand. Each determination by the Administrative Agent of the rate of interest applicable to any Loan shall be conclusive in the absence of manifest error and each change in the Base Rate and Highest Lawful Rate, subject to the terms hereof, will become effective, without notice to any Borrower, upon the effective date of such change.

SECTION 3.4. Continuation/Conversion with Respect to Loans.

(a) Conversion of Loans. Any Borrower may elect at any time to convert all or any part (but, if less than all, not less than $5,000,000 or any greater integral multiple of $1,000,000) of any outstanding Base Rate Loan, or Eurodollar Loan, to a Base Rate Loan, or Eurodollar Loan, as the case may be, by giving the Administrative Agent an irrevocable notice of such election, in the form of Exhibit C hereto (the "Notice of Continuation/Conversion") not later than 12:00 noon, New York, New York time, on the second Business Day before the date of conversion, in the case of conversion into a Base Rate Loan, or 12:00 noon, New York, New York time on the third Eurocurrency Business Day before the date of the conversion, in the case of conversion into a Eurodollar Loan, specifying the date of conversion, the type of Loan into which each such Loan or specified portion thereof shall be converted and the duration of the Interest Period applicable thereto. Any conversion pursuant to this clause (a) other than a conversion from a Base Rate Loan to a Eurodollar Loan, shall be made on the last day of an Interest Period.

(b) Continuation of Loans. Any Borrower may elect to continue (on the last day of the applicable Interest Period) any Eurodollar Loan or Eurocurrency Loan as the same type of Loan by giving the Administrative Agent an irrevocable Notice of Continuation/Conversion not later than 12:00 noon, New York, New York time, the third Eurocurrency Business Day before the last day of such Interest Period, if continuing a Eurodollar Loan or Eurocurrency Loan. The Notice of Continuation/Conversion shall specify the portion of such Loan that shall be continued and the duration of the Interest Period applicable thereto.

(c) Coordination with Interest Periods. Notwithstanding anything in clause (a) and (b) of this Section 3.4 to the contrary, but without limiting Section 3.5, each Borrower shall use its reasonable efforts to exercise its options with regard to electing to convert into or continue a Loan so that, on any date on which the Committed Sum is reduced pursuant to Section 4.3, it will not be necessary to prepay any Loan that does not have an Interest Period ending on such date.

(d) Inapplicability of Conditions Precedent. Loans continued or converted pursuant to this Section 3.4 shall not constitute new Loans for purposes of Section 5.2 hereof.

(e) Failure to Provide Notice. If no Notice of Continuation/Conversion is given with respect to any Loan prior to the time specified in this Section 3.4 or if a Notice of Continuation/Conversion is given, but it is incomplete, the Administrative Agent shall use good faith efforts to contact the relevant Borrower to obtain a Notice of Continuation/Conversion or to complete the information required thereby, but if a complete Notice of Continuation/Conversion is not provided in a timely fashion, the relevant Borrower shall be deemed to have converted such Loan, if denominated in Dollars, into a Base Rate Loan or, if a Eurocurrency Loan, to have continued such Loan as a Eurocurrency Loan having an Interest Period equivalent to the Interest Period then ending, on the last day of the applicable Interest Period and the Administrative Agent shall promptly notify the relevant Borrower of such conversion or continuation.

(f) Continuation/Conversion in Default Situations. Notwithstanding anything to the contrary contained in this Section 3.4, no Eurodollar Loan or Eurocurrency Loan may be continued as such or converted into another type of Loan when any Default exists, but on the last day of the applicable Interest Period (i) each such Eurodollar Loan shall be automatically converted to a Base Rate Loan and (ii) each such Eurocurrency Loan shall be due and payable.

SECTION 3.5. Funding Losses. If any Borrower makes any payment of principal with respect to (or a Lender is forced to assign pursuant to Section 3.17(b) hereof) any Loan, other than a Base Rate Loan, on any day other than the last day of the Interest Period applicable thereto, or if any Borrower fails to borrow or prepay any Loan after the applicable notice has been given to any Lender by the Administrative Agent or if any Borrower converts a Loan from a Eurodollar Loan at any time other than at the end of the relevant Interest Period, such Borrower shall reimburse each affected Lender, on demand, for any resulting loss or expense, including any loss incurred in obtaining, liquidating, employing or redeploying deposits or foreign currencies from third parties, for the period after any such payment, conversion, or failure to borrow, through the end of such Interest Period (the calculation of such loss or expense shall include a credit (not in excess of such loss or expense) for the interest that could be earned by such Lender as a result of redepositing or redeploying such amount), together with interest thereon at the Compensation Rate from the date of demand until paid in full, provided that, the Administrative Agent shall have delivered to such Borrower a certificate of each affected Lender as to the amount of such loss or expense, which certificate shall be conclusive in the absence of manifest error.

SECTION 3.6. Default Rates. To the extent permitted by Law, all past-due Obligations and accrued interest thereon and fees shall bear interest from maturity (stated or by acceleration) at a rate per annum from day to day equal to the lesser of (i) the Highest Lawful Rate or (ii) the interest rate then being charged on such Obligations or portion thereof hereunder plus two percent per annum. Any sum referred to in Section 8.1(a)(ii) not paid when due in accordance with the terms of the Loan Documents shall bear interest at the Compensation Rate from the due date thereof until the earlier of (i) the date such sum is paid in full, or (ii) the date any applicable grace period expires.

SECTION 3.7. Interest and Fee Calculations. All payments of interest and fees shall be calculated on the basis of actual number of days (including the first day but excluding the last day) elapsed during the period for which such interest or fee is payable but computed as if each calendar year consisted of 360 days, provided that the

Base Rate shall be computed on the basis of a calendar year of 365 (or 366, as the case may be) days.

SECTION 3.8. Mandatory Principal Prepayments. If the Administrative Agent determines that, as a result of fluctuations in exchange rates, the Dollar Equivalent Value of the aggregate outstanding principal amount of the Loans exceeds 102% of the Aggregate Committed Sum, as reduced pursuant to Section 4.3, the Administrative Agent shall provide notice thereof to EDS and EDS (or, if no Loans are then outstanding to EDS, any other Borrower) shall make a mandatory principal prepayment, in Dollars (or, in any other Permitted Currency then owing by EDS or any other Borrower), of the amount of such excess within one Eurocurrency Business Day after notice from the Administrative Agent requesting such prepayment. Any Lender may request at any time or from time to time that the Administrative Agent determine the Dollar Equivalent Value of the principal amount of all outstanding Loans for purposes of evaluating whether the Dollar Equivalent Value of the outstanding principal amount of all outstanding Loans exceeds the Aggregate Committed Sum. The Administrative Agent shall notify such Lender and EDS of its conclusion.

SECTION 3.9. Voluntary Principal Prepayments. Upon giving the Administrative Agent two Business Days' notice, in the case of a prepayment of a Base Rate Loan, two Eurocurrency Business Days' notice, in the case of a prepayment of a Eurodollar Loan, or three Eurocurrency Business Days' notice, in the case of a prepayment of a Eurocurrency Loan, each Borrower shall be entitled to prepay any Loan from time to time and at any time, in whole or in part, without premium or penalty (subject, however, to the Borrowers' other obligations hereunder in respect of funding losses and other matters), provided that (a) each partial prepayment shall equal or exceed the principal amount of (i) $5,000,000 (or the Dollar Equivalent Value thereof if such prepayment is made in any currency other than Dollars) or, if greater, an integral multiple of $1,000,000 (or the Dollar Equivalent Value thereof if such prepayment is made in any currency other than Dollars) in the aggregate for Loans or (ii) the unpaid principal balance of any Loan being prepaid in full, (b) a Borrower shall only be entitled to make a prepayment if all accrued interest on the amount prepaid (including past due interest, if any) payable hereunder shall be paid to the date of such prepayment and (c) except as otherwise set forth herein, prepayments of Eurodollar Loans or Eurocurrency Loans shall only be made on a Eurocurrency Business Day. Prior to the Commitment Termination Date, the Loans prepaid may, subject to the conditions of this Agreement, be reborrowed hereunder, and this Agreement shall not be deemed to be terminated or canceled prior to the expiration or termination of Lenders' Commitments solely because the Obligations may from time to time be paid in full.

SECTION 3.10. Inadequacy of Eurodollar or Eurocurrency Pricing. If with respect to any Interest Period for any Eurodollar Loan or any Eurocurrency Loan (i) the Administrative Agent determines (which determination shall be binding and conclusive on all parties) that by reason of circumstances affecting the interbank eurocurrency market generally, deposits in any Permitted Currency in which a Loan is then outstanding (in the applicable amounts) are not being offered to the relevant Lenders in the interbank eurocurrency market for such Interest Period or (ii) Majority Lenders advise the Administrative Agent that the Eurodollar Rate or the Eurocurrency Rate, as the case may be, will not adequately and fairly reflect the cost to such Lenders of maintaining or funding such Eurodollar Loan or such Eurocurrency Loan for such Interest Period, and the Administrative Agent shall forthwith give notice thereof to EDS and all affected Borrowers and Lenders, whereupon until the Administrative Agent notifies EDS and such affected Borrowers that the circumstances giving rise to such suspension no longer exist, (A) the obligation of the Lenders to make Eurodollar Loans or Eurocurrency Loans in the relevant currency shall be suspended, and (B) all affected Borrowers shall either (1) repay in full the then outstanding principal amount of the affected Loans, together with accrued interest thereon, on the last day of the then-current Interest Period applicable thereto, (2) convert such affected Loans (if such affected Loans are Eurodollar Loans) to Base Rate Loans in accordance with Section 3.4 of this Agreement at the end of the then–current Interest Period applicable to such affected Loans or (3) exercise the option set forth in Section 3.17(b).

SECTION 3.11. Illegality. If, after the date of this Agreement, the adoption of any applicable Law or any change therein, or any change in the interpretation or administration thereof by any Tribunal charged with the interpretation or administration thereof, or compliance by any Lender with any request or directive of any such authority, central bank or comparable agency, shall make it unlawful or impossible for any Lender to make, maintain or fund its Eurodollar Loans or Eurocurrency Loans or any of them, and such Lender shall so notify the Administrative Agent, which shall notify EDS (and, if EDS shall so request, such Lender shall provide EDS with reasonable evidence of such illegality or impossibility), then, until such Lender notifies EDS, via the Administrative Agent, that the circumstances giving rise to such suspension no longer exist, the obligation of such Lender to make Eurodollar Loans and/or Eurocurrency Loans, as the case may be, or to convert Base Rate Loans to Eurodollar Loans, shall be suspended; provided, however, if such unlawfulness or impossibility affects only a Lender's ability to make, maintain or fund Loans in certain currencies, such Lender's obligations hereunder in respect of other currencies shall not be affected. Subject to the provisions of Section 3.17(a), if such Lender shall determine that it may not lawfully continue to maintain and fund any of its outstanding Eurodollar Loans or Eurocurrency Loans or any of them to maturity and shall so specify in such notice, each affected Borrower shall immediately prepay in full the then outstanding principal amount of each such Loan together with accrued interest thereon without premium or penalty (subject, however, to the Borrowers' other obligations hereunder in respect of funding losses and other matters), provided that, concurrently with prepaying each such Loan the affected Borrower may (i) borrow a Base Rate Loan in an equal principal amount (or, if the Loan being prepaid is denominated in a currency other than Dollars, a Base Rate Loan in the Dollar Equivalent Value of the Loan so prepaid) from such Lender or, if such circumstances affect only certain Permitted Currencies borrow a Eurocurrency Loan in a Permitted Currency other than the affected Permitted Currency and in any amount substantially equivalent to the Loan being prepaid. Any Lender that has given a notice of unlawfulness pursuant to this Section 3.11 shall rescind such notice promptly upon the cessation of such unlawfulness by giving notice to the Administrative Agent, EDS and the affected Borrower(s).

SECTION 3.12. Increased Cost and Reduced Return.

(g) Increases in Reserve Requirements. If, after the date hereof, the adoption of any applicable Law or any change therein, or any change in the interpretation or administration thereof by any Tribunal charged with the interpretation or administration thereof, or compliance by any Lender (or its lending office) with any request or directive of general applicability (whether or not having the force of Law) of any such Tribunal shall impose, modify or deem applicable any reserve, special deposit or similar requirement (including any such requirement imposed by the Board, but excluding with respect to any Eurodollar Loan or Eurocurrency Loan any such requirement included in an applicable Eurocurrency Reserve Percentage) against assets of, deposits with or for the account of, or credit extended by such Lender (or its Applicable Lending Office), or shall impose on such Lender (or its Applicable Lending Office) or on the London interbank market any other condition affecting its Eurodollar Loans, Eurocurrency Loans, its Notes evidencing such Loans or its obligation to make such Loans and the result of any of the foregoing is actually to increase the cost to (or to impose a cost on) such Lender (or its Applicable Lending Office) of making or maintaining any such Loan, or to reduce the amount of any sum received or receivable by such Lender (or its Applicable Lending Office) under this Agreement or under its Notes with respect thereto by an amount deemed by such Lender to be material, then, subject to the provisions of Section 3.17(a), if such Lender is generally imposing payments for increased costs on its similarly situated customers, within ten Business Days after demand by such Lender, made via the Administrative Agent, accompanied by the certificate required by Section 3.12(c), any affected Borrower or EDS shall pay to such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduction actually incurred by it in connection with this Agreement and EDS may reduce the Commitment of that Lender and prepay (or cause any other Borrower to prepay) Loans from that Lender without premium or penalty (subject, however, to the Borrowers' other obligations hereunder in respect of funding losses and other matters).

(h) Capital Adequacy Rules. If, after the date hereof, the adoption or phase-in of any Law of general applicability regarding capital adequacy, or any change in existing or future Laws regarding capital adequacy, or any change in the interpretation or administration of any such Law by any Tribunal charged with the interpretation or administration thereof, or compliance by any Lender (or its Applicable Lending Office or any corporation controlling such Lender) with any request or directive of general applicability regarding capital adequacy (whether or not having the force of Law) of any such Tribunal, shall, in the reasonable determination of any Lender, have the effect of reducing the rate of return on such Lender's capital or on the capital of the corporation controlling such Lender as a consequence of such Lender's obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such adoption, change, or compliance (taking into consideration such Lender's policies with respect to capital adequacy), then from time to time if such Lender is generally imposing payments for such reduction on its similarly situated customers, within ten Business Days after demand by such Lender, made via the Administrative Agent, all affected Borrowers or EDS shall pay to such Lender such additional amount or amounts as will compensate such Lender for such reduction, net of the savings, if any, which may be reasonably projected to be associated with any such increased capital requirement.

(i) <u>Procedure for Claiming Compensation</u>. Any affected Lender will promptly notify the Borrowers, via the Administrative Agent, of any event of which such Lender has knowledge, occurring after the date hereof, which will entitle such Lender to compensation pursuant to this Section 3.12 and will designate a different lending office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of such Lender, be otherwise disadvantageous to such Lender. A certificate of such Lender, delivered via the Administrative Agent, claiming compensation under this Section 3.12 and setting forth the additional amount or amounts to be paid to it, as well as the manner in which such amount or amounts were calculated, hereunder shall be conclusive in the absence of manifest error. In determining such amount, the affected Lender may use any reasonable averaging and attribution methods.

SECTION 3.13. <u>Several Obligations</u>. Except as otherwise expressly set forth herein and in the Guaranty Agreement, the obligations of the Borrowers hereunder are several and not joint and each Borrower shall be liable only in respect of Loans made to such Borrower and the Obligations of such Borrower related thereto.

SECTION 3.14. <u>Taxes</u>.

(j) <u>Payments to be Free and Clear</u>. All payments made by any Borrowers under this Agreement shall be made, in accordance with Sections 3.2 and 3.3, free and clear of and without any deduction or withholding for or on account of any Tax (other than an Excluded Tax), by way of setoff or otherwise, except as otherwise provided by this Section 3.14 and by Section 11.15 or unless required by Law.

(k) <u>Grossing-up of Payments</u>. If any Borrower shall be required by Law to deduct any Tax (other than an Excluded Tax) from or in respect of any sum payable hereunder to any Lender or the Administrative Agent:

(a) as soon as such Borrower is aware that any such deduction, withholding or payment of a Tax (other than an Excluded Tax) is required, or of any change in any such requirement, it shall notify the Administrative Agent;

(b) the sum payable by such Borrower shall be increased to the extent necessary so that, after such Borrower has made all required deductions (including deductions applicable to additional sums payable under this Section), such Lender or the Administrative Agent (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made;

(c) such Borrower shall make such deductions, or pay such Tax (other than an Excluded Tax), before any interest or penalty becomes payable or, if such Tax (other than an Excluded Tax) is paid by the Administrative Agent or any Lender, shall reimburse the Administrative Agent or such Lender (as the case may be) on demand for the amount paid by it;

(d) such Borrower shall pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable Law; and

(e) within thirty days after paying any such Tax (other than an Excluded Tax), the relevant Borrower shall deliver to the Administrative Agent, at its address referred to in Section 11.4 satisfactory evidence of that deduction, withholding or payment and (where remittance is required) of the remittance thereof to the relevant taxing or other authority.

(l) <u>Stamp and Other Taxes</u>. Each Borrower shall pay any present and future stamp or documentary taxes or any other excise, transfer, property or similar Taxes which arise from any payment made by such Borrower or by the Administrative Agent hereunder or from the execution, delivery, enforcement or registration of, or otherwise with respect to, this Agreement.

(m) <u>Indemnification</u>. Within ten days from the date of written demand therefor from any Lender or the Administrative Agent, each Borrower will indemnify and hold harmless each Lender and the Administrative Agent from and against the full amount of Taxes (other than Excluded Taxes), including Taxes imposed by any jurisdiction on amounts payable under this Section 3.14(d), paid by such Lender or the Administrative Agent (as the case may be) and any liability, including penalties, interest and expenses, arising therefrom or with respect thereto whether or not such Taxes were correctly or legally asserted by such jurisdiction, <u>provided</u> that any Lender receiving indemnification from any Borrower under this Section 3.14(d) shall cooperate fully with and assist such Borrower at such Borrower's expense in any challenge or contest by such Borrower relating to such Taxes, which challenge shall be pursued at such Borrower's expense except that Borrowers have no right hereunder to participate in the internal tax affairs of any Lender. Nothing contained in this Section 3.14(d) shall require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to any Borrower or any other Person.

(n) <u>Tax Certificates</u>.

(a) In the event a Borrower is incorporated under the laws of the United States or a state or jurisdiction thereof, then each Lender that is not incorporated under the laws of the United States or a State thereof shall, so long as it is lawfully able to do so:

(A) deliver to the relevant Borrower and the Administrative Agent two (2) duly completed copies of United States Internal Revenue Service Form W-8ECI or Form W-8BEN, or successor applicable form, as the case may be;

(B) deliver to the relevant Borrower and the Administrative Agent two (2) further copies of any such form or certification on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form previously delivered by it to the applicable Borrower; and

(C) obtain such extensions of time for filing and completing such forms or certifications as may reasonably be requested by the relevant Borrower or the Administrative Agent.

Such Lender shall certify, in the case of a Form W-8ECI or Form W-8BEN that it is entitled to receive payments under this Agreement without deduction or withholding of any United States federal or state income taxes. Each Person not incorporated under the laws of the United States or a State thereof that is an Assignee or assignee hereunder pursuant to Section 11.12 shall, upon the effectiveness of the related transfer, be required to provide all of the forms and statements required pursuant to this Section 3.14.

(b) In the event a Borrower is not incorporated under the laws of the United States of America or a State thereof, then each Lender shall deliver any statements, declarations, certifications, or other documentation that may be reasonably requested by such Borrower in accordance with Section 3.14(f).

(c) In the event a Borrower is organized under the laws of the United States or a state or jurisdiction thereof, then each Lender that is organized under the laws of the United States or a State thereof shall:

(A) deliver to the relevant Borrower and the Administrative Agent two (2) duly completed copies of United States Internal Revenue Service Form W-9, or successor applicable form, as the case may be;

(B) deliver to the relevant Borrower and the Administrative Agent two (2) further copies of any such form or certification on or before the date that any such form or certification expires or becomes obsolete and after the occurrence of any event requiring a change in the most recent form previously delivered by it to the applicable Borrower; and

(C) obtain such extensions of time for filing and completing such forms or certifications as may reasonably be requested by the relevant Borrower or the Administrative Agent,

provided that no Lender as of the Restatement Effective Date with respect to which the Administrative Agent has not received written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that such Lender has signed a counterpart of the Amendment and Restatement Agreement shall be required to comply with this Section 3.14(e)(iii) until such time as the Administrative Agent receives such written evidence of signature (it being understood that any Assignee or assignee, as applicable, of any such Lender's interests under this Agreement pursuant to Section 11.12 shall, however, be subject to the obligations of this sentence as if such assigning Lender had consented to the Amendment and Restatement Agreement).

(o) <u>Statements and other Documentation</u>. Each Lender shall honor all reasonable requests from any Borrower to file or to provide such Borrower with such statements, declarations, certifications or other documentation as shall enable such Borrower to claim on behalf of such Lender a reduced rate of Tax or exemption from any Taxes, <u>provided</u> that no Lender shall be required to file or provide any such statement, declaration, certification or other documentation unless (i) such Borrower shall have provided to such Lender, within a reasonable time prior to the date such Borrower wishes to receive or have such Lender file such statement or other documentation, a written request describing such statement or other documentation and, if available, a blank copy thereof with instructions for completion thereof and (ii) the information necessary for completion of such statement or other documentation is within the control of such Lender; <u>provided</u>, <u>further</u>, that any Borrower receiving any information or documentation pursuant to this Section 3.14 shall keep such information and documentation strictly confidential and disclose the same only to appropriate Tribunals in furtherance of the purposes of this Section 3.14. Notwithstanding anything herein to the contrary, each of the parties hereto (and each employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, its U.S. federal income tax treatment and the U.S. federal income tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, no party shall disclose any information relating to such tax treatment or tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws.

SECTION 3.15. <u>Application of Principal Payments</u>. Each repayment or prepayment of the principal of Loans in any currency by any Borrower shall be applied (except as EDS may otherwise specify by notice to the Administrative Agent when no Default shall be continuing), to the extent of such payment, Pro Rata to the Loans:

(a) <u>first</u>, to the Loans in such currency to such Borrower having an Interest Period ending on the date of such payment,

(b) <u>second</u>, to any outstanding Base Rate Loans in such currency to such Borrower, and

(c) <u>third</u>, to any outstanding Eurodollar Loans or Eurocurrency Loans in such currency to such Borrower, or, if there are no Eurodollar Loans or Eurocurrency Loans outstanding in such currency to such Borrower on the date of such repayment or prepayment, such amount shall be applied to the repayment or prepayment of any Loans to such Borrower selected by the Administrative Agent.

Notwithstanding the foregoing or any other provision of this Agreement, no Eurodollar Loans or Eurocurrency Loans shall be prepaid on any day other than the last day of the Interest Period therefor except pursuant to the provisions of Sections 3.5, 3.8, 3.9, 3.10, 3.11, 3.12 or 3.14 or upon acceleration pursuant to this Agreement.

SECTION 3.16. <u>Payments, Computations, Judgments, etc</u>. All payments by any Borrower pursuant to this Agreement or any other Loan Document, whether in respect of principal or interest or otherwise, shall be made by such Borrower in the currency in which such Obligations was denominated (the "<u>Required Currency</u>"), provided that failure by any Borrower to make any payment of principal or interest with respect to any Loan (excluding any Loan denominated in Dollars) in the Required Currency on the due date therefor because such Required Currency has ceased to be freely transferable and convertible into Dollars in the relevant interbank market shall not constitute a Default if such Borrower pays the Dollar Equivalent Value (as calculated by the Administrative Agent in good faith) of such Required Currency on such due date. In addition to any such Dollar payment, not later than ten Business Days after demand by any Lender, made via the Administrative Agent, such Borrower shall pay to such Lender, via the Administrative Agent, such amount as will (in the reasonable determination of such Lender) reimburse such Lender for any loss or expense caused by the failure of such Borrower to make any payment in the Required Currency on the due date therefor. A statement as to any such loss or expense (including calculations thereof in reasonable detail) shall be submitted by such Lender to the Administrative Agent and the affected Borrower, and such statement shall, in the absence of manifest error, be conclusive and binding on such Borrower.

SECTION 3.17. <u>Mitigation of Circumstances; Replacement of Affected Lenders</u>.

(p) <u>Mitigation of Circumstances</u>. Each Lender agrees to use reasonable efforts to mitigate or avoid (i) an obligation by any Borrower to withhold or deduct any Taxes pursuant to Section 3.14, pay any amounts pursuant to Section 3.16, or pay any costs pursuant to Section 3.12 or (ii) the occurrence of any circumstances of the nature described in Section 3.10 or Section 3.11 (including by changing the office through which it has booked or funded its Commitment or any Loan or by making any other mechanical change in funding Loans), in each case prior, if possible, to the occurrence of such circumstances or the incurrence of any obligation of any Borrower to compensate such Lender for amounts payable pursuant to any such Section, <u>provided</u> that, in the reasonable judgment of such Lender, such efforts are consistent with legal and regulatory restrictions and are not materially disadvantageous to such Lender.

(q) <u>Replacement of Affected Lenders</u>. At any time any Lender is affected by any condition or circumstance set forth in Sections 3.10, 3.11, 3.12 or 3.14, and so long as no Default or Potential Default exists, (i) EDS may replace such affected Lender as a party to this Agreement with one or more other bank(s), financial institution(s) or other Person(s) approved by the Administrative Agent, which approval shall not be unreasonably withheld (and, upon notice from EDS and the Administrative Agent, such affected Lender shall assign, pursuant to Section 11.12, without recourse or warranty, its Commitment, its Loans, its Note(s) and all of its other rights and obligations hereunder to such replacement bank(s), other financial institution(s) or other Person(s) for a purchase price equal to the sum of the principal amount of the Loans so assigned, all accrued and unpaid interest thereon, its ratable share of all accrued and unpaid facility fees, any amounts required to be reimbursed to such Lender pursuant to Section 3.5 (except to the extent paid directly by the applicable Borrower to the affected Lender) and its ratable share of the remaining unpaid Obligations owed to such affected Lender) and/or (ii) EDS may (and, if EDS replaces any affected Lender in part as provided in clause (i) above, concurrently with such replacement EDS shall) cause such affected Lender to cease to be a party hereto by terminating the Commitment of such Lender (whereupon the Aggregate Committed Sum shall be reduced by the amount of such affected Lender's Committed Sum less any portion thereof assigned pursuant to clause (i) above) by paying, and causing any other relevant Borrower to pay, the principal amount of such affected Lender's Loans, all accrued and unpaid interest thereon, all accrued and unpaid commitment fees owed to such affected Lender, any amounts required to be reimbursed to such Lender pursuant to Section 3.5 and any remaining unpaid Obligations owed to such affected Lender, in each case to the extent not assigned and purchased pursuant to clause (i) above, and such affected Lender shall thereupon cease to be a party hereto. Notwithstanding anything to the contrary set forth in this Section 3.17, EDS may not require any assignment or effect the termination of any Lender's Commitment pursuant to this Section 3.17 if such assignment or termination would conflict with any applicable Law.

SECTION 3.18. Failure to Pay Additional Amounts. Notwithstanding anything to the contrary set forth herein, the failure of any Borrower to pay any amount demanded by any Lender pursuant to Sections 3.5, 3.8, 3.10, 3.11, 3.12, 3.14 or 11.16 shall not be deemed to constitute a Default hereunder to the extent that such Borrower is contesting in good faith its obligations to pay such amount by ongoing discussions diligently pursued with such Lender or by appropriate proceedings; provided, however, that under no circumstances shall any such failure to pay continue for more than forty days from the date on which the related amount is demanded consistent with the terms of this Agreement, at which date such failure to pay shall become a Default.

ARTICLE IV

FEES; MODIFICATION OF COMMITMENTS

SECTION 4.1. Facility Fee. EDS will pay the Administrative Agent, for the account of each Lender, in Dollars, a facility fee (the "Facility Fee") on the average daily Committed Sum of such Lender from the Availability Date through and including the Commitment Termination Date at the Applicable Rate computed on a daily basis for the actual number of days elapsed over a year of 360 days, including the first day but excluding the last day, provided that such Facility Fee shall continue to accrue on the average daily principal amount of any Loans owing to such Lender outstanding in excess of such Lender's Committed Sum from and including the date on which its Commitment terminates to but excluding the date on which such Loans cease to be owing to such Lender. The Facility Fee will be payable quarterly in arrears on each Quarterly Date and Commitment Termination Date and the Administrative Agent shall notify EDS, not less than ten days prior to each such date, of the amount of the facility fee then payable, provided that any Facility Fee accruing after the Commitments terminate shall be payable on demand.

SECTION 4.2 <u>Utilization Fee</u>. The Borrowers agree that a utilization fee (the "<u>Utilization Fee</u>") shall accrue for the account of each Lender, in Dollars, for each day on which the sum of (x) the aggregate principal amount of outstanding Loans <u>plus</u> (y) the aggregate principal amount of outstanding loans under the Three Year Revolving Credit Agreement (or any credit agreement replacing, refinancing or renewing the Three Year Revolving Credit Agreement) exceeds 50.0% of (b) the sum of (x) the Aggregate Committed Sum <u>plus</u> (y) the aggregate commitments of all lenders under the Three Year Revolving Credit Agreement (or any credit agreement replacing, refinancing or renewing the Three Year Revolving Credit Agreement). Such utilization fee shall be calculated as an increase in the interest rate of each Loan outstanding on each day that the Utilization Fee is applicable equal to the Applicable Rate computed on a daily basis for the actual number of days applicable over a year of 360 days. The Utilization Fee shall be payable by the applicable Borrowers on the same dates as accrued interest is payable under Section 3.3 and the Administrative Agent shall notify EDS, not less than ten days prior to each such date, of the amount of the Utilization Fee then payable.

SECTION 4.3. <u>Reduction or Cancellation of Commitments</u>. Upon three Business Days' prior written and irrevocable notice to the Administrative Agent, EDS may from time to time permanently reduce in whole or in part the Aggregate Committed Sum, <u>provided</u> that, any reduction in part must be in the amount of at least $5,000,000 or a greater integral multiple of $1,000,000; <u>provided</u>, <u>further</u>, that no such notice may be given or become effective at any time when a Notice of Advance is outstanding; <u>provided</u>, <u>further</u>, that no such reduction shall cause the Aggregate Committed Sum to be less than the total principal amount of all Loans then outstanding. Any such reduction shall be effective as of the date set forth in the notice and shall reduce the Committed Sum of each Lender in proportion to each Lender's Percentage unless such reduction shall be made pursuant to Section 3.17. Any reduction in the Aggregate Committed Sum shall have no effect upon any Loans then outstanding hereunder.

ARTICLE V

CONDITIONS PRECEDENT

SECTION 5.1. <u>Initial Availability</u>. The Lenders will not be obligated to make any Loan hereunder unless, on or before the date of such Loan, the Administrative Agent has received, in addition to this Agreement, executed by EDS as of the Availability Date, all of the items described below in form and substance reasonably satisfactory to the Administrative Agent:

(a) <u>Note(s)</u>. The applicable Note(s) executed by EDS.

(b) <u>Guaranty</u>. The Guaranty, executed by EDS.

(c) <u>Certificate of Incorporation</u>. A recent copy of the articles or certificate of incorporation and all amendments thereto, of EDS certified by the Secretary of State of Delaware.

(d) Good Standing. A recent certificate of existence and good standing from appropriate officials of the State of Delaware.

(e) Officers' Certificate. An Officers' Certificate certifying as to (i) bylaws, (ii) resolutions and (iii) incumbency of all officers of EDS who will be authorized to execute or attest to any Loan Document substantially in the form of Exhibit L to the Existing Credit Agreement. The Administrative Agent may conclusively rely on such certificate until it shall receive a further certificate canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.

(f) Opinion of EDS's Counsel. An opinion of Hughes & Luce, L.L.P., or Counsel - Corporate Acquisitions and Finance, EDS, substantially in the form attached hereto as Exhibit F, and an opinion of special New York counsel to EDS regarding the enforceability under New York law of the Loan Documents executed on or before the Availability Date by EDS.

(g) Opinion of Administrative Agent's Counsel. An opinion of Haynes and Boone, LLP, counsel to Administrative Agent, in form and substance satisfactory to Administrative Agent.

(h) Cancellation of Commitments under Original Credit Agreement. Written notice from EDS permanently reducing to zero and canceling all commitments for any loans under that certain Multi-Currency Revolving Credit Agreement, dated as of October 4, 1995, as amended by the First Amendment to Multi-Currency Revolving Credit Agreement, dated as of September 25, 1996, as amended and restated by the Amended and Restated Multi-Currency Revolving Credit Agreement, dated as of September 23, 1997 (as amended and restated, the "Original Credit Agreement"), among EDS, the lenders named therein, and Citibank, N.A., as administrative agent, and payment in full of all obligations owing under the Original Credit Agreement.

SECTION 5.2. Each Advance. In addition, Lenders will not be obligated to make any Loan or Bid Rate Loan unless (a) each statement or certification made by the relevant Borrower in its Notice of Advance shall be true and correct in all material respects on the Borrowing Date; (b) at the time of each Loan or Bid Rate Loan no Default or Potential Default shall exist; (c) the Administrative Agent shall have received a Notice of Advance or a Request for Bids and a Notice of Acceptance related thereto, as applicable, and each statement or certification made therein shall be true and correct in all material respects on the Borrowing Date; (d) the Administrative Agent shall have received a Note duly executed by the relevant Borrower (other than EDS) complying with the terms and provisions hereof; and (e) no event or circumstance analogous or similar to any of the events or circumstances described in Sections 8.1(e) and/or (f) shall have occurred and be continuing with respect to the relevant Borrower.

SECTION 5.2A. Each Advance. Notwithstanding Section 5.2 hereof, following the receipt by the Administrative Agent of written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that each Lender as of the Restatement Effective Date has signed a counterpart of the Amendment and Restatement Agreement, Section 5.2 shall be deemed to be deleted and replaced with this Section 5.2A and Lenders will not be obligated to make any Loan unless:

(i) all representations and warranties made by EDS, any EDS Designated Affiliate and any Subsidiary Guarantor contained herein or in the other Loan Documents shall be true and correct (or in the case of such representations and warranties that are not qualified as to materiality, true and correct in all material respects) with the same effect as though such representations and warranties had been made on and as of the Borrowing Date (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct (or in the case of such representations and warranties that are not qualified as to materiality, true and correct in all material respects) as of such earlier date);

(j) at the time of and immediately after giving effect to each Loan and the use of proceeds thereof, no Default or Potential Default shall exist;

(k) the Administrative Agent shall have received a Notice of Advance related thereto and each statement or certification made therein shall be true and correct in all material respects on the Borrowing Date;

(l) the Administrative Agent shall have received a Note duly executed by the relevant Borrower on or prior to the date thereof complying with the terms and provisions hereof; and

(m) no event or circumstance analogous or similar to any of the events or circumstances described in Sections 8.1(e) and/or (f) shall have occurred and be continuing with respect to the relevant Borrower.

SECTION 5.3. Waiver of Conditions to Bid Rate Loans. Any Lender may, at its election, waive any condition to the making of its Bid Rate Loan (except the existence of a Default), but no such waiver shall be deemed to be a waiver of the requirement that each such condition precedent be satisfied as a prerequisite for any subsequent Bid Rate Loan or any Loan.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

SECTION 6.1. EDS Representations and Warranties. To induce the Lenders to enter into this Agreement and make Loans hereunder, EDS represents and warrants to the Lenders as follows:

(a) Corporate Existence and Authority. Each Borrower and each Subsidiary Guarantor (i) is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization (ii) is duly qualified to transact business and is in good standing in each jurisdiction where such qualification is required, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, and (iii) has all requisite power and authority (x) to own its assets and to carry on the business in which it is engaged, (y) to execute, deliver and perform its obligations under each Loan Document to which it is a party, and (z) to issue the Notes to which it is a party in the manner and for the purpose contemplated by this Agreement.

(b) <u>Binding Obligations</u>. The execution and delivery of the Loan Documents have been duly authorized and approved by all necessary corporate or partnership action and, if required, shareholder action and the Loan Documents constitute the legal, valid, and binding obligations of each Borrower and each Subsidiary Guarantor having executed the Loan Documents, enforceable against it in accordance with their respective terms except as the enforceability thereof may be limited by applicable Debtor Relief Laws.

(c) <u>Compliance with Laws and Documents</u>. Each Borrower and each Subsidiary Guarantor is not, nor will the execution, delivery, and the performance of and compliance with the terms of the Loan Documents cause any Borrower or any Subsidiary Guarantor to be, in violation of (i) any Laws, other than such violations which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, or (ii) its organizational documents, including, where relevant, its bylaws or articles or certificate of incorporation (as amended). The execution, delivery, and the performance of and compliance with the terms of the Loan Documents by each Borrower and each Subsidiary Guarantor are not inconsistent with, and will not conflict with or result in any breach of, or constitute a default (other than such defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect) under, or result in the creation or imposition of any Lien upon any of the property or assets of any Borrower or any Subsidiary Guarantor pursuant to the terms of any indenture, mortgage, lease, deed of trust, agreement, contract, or instrument to which any Borrower or any Subsidiary Guarantor is a party or by which any Borrower or any Subsidiary Guarantor or any of its property or assets is bound or to which it is subject. No Default or Potential Default has occurred and is continuing.

(d) <u>Financial Statements</u>. EDS has delivered to the Administrative Agent copies of the Financial Statements (i) as of and for the fiscal year ended December 31, 2002 reported on by KPMG LLP, independent public accountants and (ii) as of and for the fiscal quarter ended June 30, 2003 certified by its Chief Financial Officer. Such Financial Statements were prepared in accordance with GAAP and present fairly the financial condition and the results of operations of EDS and its consolidated Subsidiaries as of, and for the periods ending on, the date or dates thereof subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above. All material liabilities (direct or indirect, fixed or contingent) of EDS and its consolidated Subsidiaries as of the date or dates of such Financial Statements are reflected therein or in the notes thereto. Since December 31, 2002, disregarding the effect on any Financial Statements or otherwise of the one-time non-cash cumulative accounting adjustment as of January 1, 2003 resulting from the adoption by EDS of EITF

00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," of the Emerging Issues Task Force of the Financial Accounting Standards Board, there has been no material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of EDS and the EDS Subsidiaries, taken as a whole.

(e) <u>Litigation</u>. Except for the Litigation described on Schedule 6.1(e)(1) or Schedule 6.1(e)(2), EDS and the EDS Subsidiaries are not involved in, nor, to the best of EDS's knowledge, are they aware of, any Litigation which could, collectively or individually, reasonably be expected to have a Material Adverse Effect, if determined adversely to EDS and the EDS Subsidiaries, nor are there any outstanding or unpaid judgments against EDS or the EDS Subsidiaries in excess of $50,000,000 (calculated, in the case of judgments denominated in currencies other than Dollars, by reference to the Dollar Equivalent Value of the amount of such judgment in such other currency), in the aggregate. The Litigation described on Schedule 6.1(e)(2) could not, collectively or individually, reasonably be expected to have a Material Adverse Effect.

(f) <u>Taxes</u>. All tax returns and reports of EDS and each EDS Subsidiary required by Law to be filed have been timely filed, and all Taxes imposed upon EDS and each EDS Subsidiary which are due and payable have been paid, other than (x) Taxes being contested in good faith by appropriate proceedings and for which reserves have been established to the extent required by GAAP by EDS or such EDS Subsidiary, as applicable or (y) to the extent the failure to do so could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(g) <u>Solvency</u>. On and as of the Restatement Effective Date and immediately following the making of each Loan hereunder and after giving effect to the application of the proceeds of such Loans, (a) the fair value of the assets of each Borrower and each Subsidiary Guarantor, at a fair valuation, will exceed its debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property of each Borrower and each Subsidiary Guarantor will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) each Borrower and each Subsidiary Guarantor will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) each Borrower and each Subsidiary Guarantor will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Restatement Effective Date.

(h) <u>No Approvals, etc</u>. No authorization, consent, approval, license or formal exemption from, nor any filing, declaration or registration with, any Tribunal, including the SEC or any securities exchange, is required in connection with the execution, delivery or performance by any Borrower or any Subsidiary Guarantor of any Loan Document, except to the extent that such Loan Document may be required to be filed as an exhibit to any periodic report filed by EDS pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

(i) <u>Investment Company; Holding Company</u>. Neither EDS nor any other Borrower nor any Subsidiary Guarantor (a) is an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940 or (b) a "holding company" as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

(j) <u>ERISA</u>. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other ERISA Events that have occurred or are reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent annual financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount which could reasonably be expected to result in the termination of any Plan by the PBGC, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent annual financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Plans by an amount which could reasonably be expected to result in the termination of any Plan by the PBGC.

(k) <u>Environmental</u>. Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither EDS nor any of the EDS Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

(l) <u>Disclosure.</u> None of the reports, financial statements, certificates or other information furnished by or on behalf of EDS or any of the other Borrowers to the Administrative Agent or any Lender delivered hereunder after the Restatement Effective Date (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, <u>provided</u> that, with respect to projected financial information, EDS represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

(m) <u>Use of Proceeds, Margin Regulations.</u> The proceeds of the Loans are to be used solely for the purposes set forth in and permitted by Section 7.1. None of EDS or the EDS Subsidiaries is generally engaged in the business of purchasing or carrying Margin Stock or extending credit for the purpose of purchasing or carrying Margin Stock. No part of the proceeds of any Loan will be used by any Borrower, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose that entails a violation of, or that is inconsistent with, the provisions of Regulations T, U or X of the Board.

(n) <u>Material Domestic Subsidiaries.</u>

(a) The consolidated Tangible Assets of EDS and the Material Domestic Subsidiaries equals or exceeds 80 percent of the consolidated Tangible Assets of EDS and the EDS Subsidiaries, in each case determined in accordance with GAAP. The consolidated gross revenues of EDS and the Material Domestic Subsidiaries for the four consecutive fiscal quarters of EDS ending on the last day of the most recent fiscal quarter ending prior to the Restatement Effective Date and for each period of four consecutive fiscal quarters of EDS ending on the last day of each fiscal quarter after the Restatement Effective Date equals or exceeds 80 percent of the consolidated gross revenues of the EDS and the EDS Subsidiaries for such periods, in each case determined in accordance with GAAP.

(b) The consolidated Tangible Assets of each EDS Domestic Subsidiary that is (A) not a Material Domestic Subsidiary and (B) not listed on Schedule 6.1(n)(2) is less than 10 percent of the consolidated Tangible Assets of EDS and the EDS Subsidiaries, in each case determined in accordance with GAAP. The consolidated gross revenues of each EDS Domestic Subsidiary that is (A) not a Material Domestic Subsidiary and (B) not listed on Schedule 6.1(n)(2) for the four consecutive fiscal quarters of EDS ending on the last day of the most recent fiscal quarter ending prior to the Restatement Effective Date and for each period of four consecutive fiscal quarters of EDS ending on the last day of each fiscal quarter after the Restatement Effective Date is less than 10 percent of the consolidated gross revenues of EDS and the EDS Subsidiaries for such periods, in each case determined in accordance with GAAP.

ARTICLE VII

<u>COVENANTS</u>

So long as the Lenders have any commitment to make Loans under this Agreement and thereafter until the Obligations is paid and performed in full, unless the Majority Lenders shall otherwise consent in writing:

SECTION 7.1. <u>Use of Proceeds</u>. EDS covenants and agrees that it shall, and shall cause each Borrower to, use the proceeds of Loans for general corporate or partnership purposes and working capital needs, including capital expenditures, purchase of capital stock and support of EDS's or such Borrower's commercial paper facilities (or any commercial paper facilities of any EDS Subsidiary directly or indirectly wholly owned by EDS guaranteed by EDS), <u>provided</u> that no portion of the proceeds of Loans shall be used, directly or indirectly, to finance, in whole or in part, a hostile acquisition.

SECTION 7.2. <u>Accounting Books and Financial Records; Inspections</u>. EDS covenants and agrees that it shall, and shall cause each other Borrower and each Subsidiary Guarantor to, (a) keep, in accordance with GAAP, proper and complete accounting books, and financial records and permit Lenders to inspect and copy the same during reasonable business hours, (b) allow Lenders to inspect any of its properties during reasonable business hours and (c) allow Lenders to discuss its affairs, condition, and finances with its directors, officers or, in the presence of an EDS representative, independent accountants (except that no EDS representative need be present, in the case of independent accountants, to the extent EDS has not made such a representative available (or made arrangements that such a representative will be available) within five Business Days after a request therefor) except from time to time during reasonable business hours, provided, that all information obtained pursuant to this Section 7.2 shall be subject to Section 11. 20 hereof.

SECTION 7.3. Items to be Furnished. EDS covenants and agrees that it shall cause to be furnished to the Administrative Agent, for distribution to each Lender, each of the following:

(a) Annual Financial Statements. As soon as available, but no later than ninety days after the last day of each fiscal year of EDS (or, if earlier, not later than forty-eight hours following when such financial statements are filed with the SEC), audited Financial Statements as of, and for the year ended on, such last day, in each case setting forth, in comparative form, the corresponding figures for the previous fiscal year, accompanied by (i) the opinion of independent certified public accountants, without qualification, that such Financial Statements were prepared in accordance with GAAP, consistently applied, and present fairly the financial condition and results of operations of EDS and its consolidated Subsidiaries, (ii) a certificate of the accounting firm that reported on such Financial Statements stating whether they obtained knowledge during the course of their examination of such Financial Statements of any Default or Potential Default (which certificate may be limited to the extent required by accounting rules or guidelines) and (iii) a certificate signed by the Chief Financial Officer, Treasurer or Assistant Treasurer of EDS, which certificate shall (A) state (1) that to the best of his or her knowledge, EDS, the other Borrowers and the Subsidiary Guarantors have fulfilled all of their respective obligations under the Loan Documents, (2) whether a Potential Default has occurred and, if a Potential Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (3) whether any change in GAAP or in the application thereof that would result in any change in any Financial Statements has occurred since the date of the audited financial statements referred to in Section 6.1(d) and, if any such change has occurred, specifying, to the extent known, the effect of such change on the financial statements accompanying such certificate or, to the extent the effect of such change is not known, the reasons such effect is not known, provided that in the event the effect of any such change is not specified in such certificate, EDS shall cause to be delivered to the Administrative Agent promptly following the effect of such change becoming known, a certificate signed by the Chief Financial Officer, Treasurer or Assistant Treasurer of EDS, which certificate shall specify such effect, and (B) set forth in reasonable detail the then-current calculation of the Financial Covenants.

(b) Quarterly Financial Statements. As soon as available, but no later than forty-five days after the last day of each of the first three fiscal quarters of EDS (or, if earlier, not later than forty-eight hours following when such financial statements are filed with the SEC), Financial Statements showing the financial condition and result of operations of EDS and its consolidated Subsidiaries as of, and for the period from the beginning of the current fiscal year to, such last day, in each case setting forth in comparative form the corresponding figures for the corresponding dates and periods of the preceding fiscal year, accompanied by a certificate signed by the Chief Financial Officer, Treasurer or Assistant Treasurer of EDS, which certificate shall (i) state (A) that such Financial Statements were prepared in accordance with GAAP, consistently applied, and present fairly the financial condition and results of operations of EDS and its consolidated Subsidiaries, subject to normal year-end audit adjustments and the absence of footnotes, (B) that to the best of his or her knowledge, EDS, the other Borrowers and the Subsidiary Guarantors have fulfilled all of their respective obligations under the Loan Documents, (C) whether a Potential Default has occurred and, if a Potential Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (D) whether any change in GAAP or in the application thereof that would result in any change in any Financial Statements has occurred since the date of the audited financial statements referred to in Section 6.1(d) and, if any such change has occurred, specifying, to the extent known, the effect of such change on the financial statements accompanying such certificate or, to the extent the effect of such change is not known, the reasons such effect is not known, provided that in the event the effect of any such change is not specified in such certificate, EDS shall cause to be delivered to the Administrative Agent promptly following the effect of such change becoming known, a certificate signed by the Chief Financial Officer, Treasurer or Assistant Treasurer of EDS, which certificate shall specify such effect, and (ii) set forth in reasonable detail the then-current calculation of the Financial Covenants.

(c) SEC Filings. Promptly upon transmission thereof, copies of all such financial statements, proxy statements, notices and reports as EDS shall send to its public stockholders generally and copies of all registration statements (without exhibits) and all reports which EDS files with the SEC.

(d) Notices of Significant Events. Notice, promptly after EDS knows or has reason to know, of (i) the commencement or the change in status of any Litigation with respect to EDS or the EDS Subsidiaries which could have a Material Adverse Effect, (ii) any change in any material fact or circumstance represented or warranted in any Loan Document, (iii) a Default or Potential Default, (iv) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in termination liability of EDS, the EDS Subsidiaries and all ERISA Affiliates in an aggregate amount exceeding $30,000,000; and/or (v) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect, in each case accompanied by a statement of the Chief Financial Officer, Treasurer or Assistant Treasurer of EDS setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

(e) Rating Changes. Promptly after Moody's or S&P shall have announced a change in the rating established or deemed to have been established for the Index Debt, written notice of such rating change.

(f) <u>Minimum Net Worth.</u> Promptly after the determination thereof, the Net Worth calculated in accordance with clause (a)(ii) of the definition of "Minimum Net Worth".

(g) <u>Other Information.</u> Promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of EDS or any EDS Subsidiary, or compliance with the terms of this Agreement and the other Loan Documents, as the Administrative Agent or any Lender may reasonably request.

SECTION 7.4. <u>Existence; Conduct of Business.</u> EDS will, and will cause each other Borrower and each Subsidiary Guarantor to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business, provided that the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution permitted under Section 7.10.

SECTION 7.5. <u>Maintenance of Properties; Insurance.</u> EDS will, and will cause each EDS Subsidiary to, (a) keep and maintain all property material to the conduct of the business of EDS and the EDS Subsidiaries in good working order and condition, ordinary wear and tear excepted, and (b) maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by companies (i) of established repute engaged in the same or similar businesses operating in the same or similar locations and (ii) to the extent companies of similar size engaged in the same of similar businesses operating in the same or similar locations exist, of similar size.

SECTION 7.6. <u>Payment of Taxes and Other Obligations</u>. EDS covenants and agrees to, and will cause each EDS Subsidiary to, promptly pay when due any and all Taxes and other material obligations before the same shall become delinquent or in default, except (a) where the validity or amount thereof is being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by GAAP or (b) to the extent the failure to do so could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

SECTION 7.7. <u>Compliance with Laws and Documents</u>. EDS covenants and agrees that it will not, and will cause each EDS Subsidiary not to, violate, directly or indirectly, the provisions of any Laws, its articles or certificate of incorporation or bylaws or any agreements, except for such violations that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 7.8. <u>Net Worth</u>. EDS covenants and agrees that, at all times, the Net Worth of EDS and its consolidated Subsidiaries shall exceed the sum of (a) $3,070,050,000 plus (b) fifty percent (50%) of the Net Income of EDS and its consolidated Subsidiaries for each fiscal quarter commencing after June 30, 1999.

SECTION 7.9. <u>Margin Regulations</u>. EDS covenants and agrees that neither the making of any Advance hereunder nor the use of the proceeds thereof, whether directly or indirectly, will violate or be inconsistent with the provisions of any Regulation of the Board, including Regulations T, U or X of the Board as now or from time to time hereafter in effect.

SECTION 7.10. <u>Mergers; Consolidations; Transfers of Assets</u>. (h) EDS covenants and agrees that it will not, and will not permit any EDS Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with EDS or any EDS Subsidiary, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of the assets of EDS and the EDS Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default or Potential Default shall have occurred and be continuing (i) any Person (other than a Receivables Subsidiary) may merge into EDS in a transaction in which EDS is the surviving corporation or the successor corporation is organized under the laws of the United States or a State thereof and expressly assumes all obligations of EDS under this Agreement and the other Loan Documents and the due and punctual performance and observance of all of the covenants and conditions of EDS under this Agreement and the other Loan Documents, (ii) any Person may merge into any Designated EDS Affiliate or any Subsidiary Guarantor or any Designated EDS Affiliate or any Subsidiary Guarantor may merge into any Person in a transaction in which either (A) the surviving entity is organized under the laws of the United States or a State thereof and, to the extent the surviving entity is not a Designated EDS Affiliate or a Subsidiary Guarantor, expressly assumes all obligations of such Designated EDS Affiliate or Subsidiary Guarantor under this Agreement and the other Loan Documents and the due and punctual performance and observance of all of the covenants and conditions of such Designated EDS Affiliate or any Subsidiary Guarantor under this Agreement and the other Loan Documents or (B) such EDS Subsidiary ceases to be an EDS Subsidiary and, if such EDS Subsidiary is a Borrower or Subsidiary Guarantor, such EDS Subsidiary ceases to be a Borrower hereunder or Subsidiary Guarantor under the Guaranty Agreement, as applicable, concurrently with the consummation of such merger, (iii) any Person may merge into any EDS Subsidiary (other than a Designated EDS Affiliate, Subsidiary Guarantor or Receivables Subsidiary) and any EDS Subsidiary (other than a Designated EDS Affiliate, Subsidiary Guarantor or Receivables Subsidiary) may merge into any Person in a transaction in which either (A) the surviving entity is an EDS Subsidiary or the successor entity expressly assumes all obligations of such EDS Subsidiary under this Agreement and the other Loan Documents and the due and punctual performance and observance of all of the covenants and conditions of such EDS Subsidiary under this Agreement and the other Loan Documents or (B) such EDS Subsidiary ceases to be an EDS Subsidiary concurrently with the consummation of such merger, (iv) any Receivables Subsidiary may merge with or into any other Receivables Subsidiary and (v) any EDS Subsidiary may liquidate or dissolve if EDS determines in good faith that such liquidation or dissolution is in the best interests of EDS and is not materially disadvantageous to the Lenders.

SECTION 7.11. Pari Passu. EDS covenants and agrees that all obligations of EDS and the other Borrowers under this Agreement and of EDS and the Subsidiary Guarantors under the Guaranty Agreement shall rank at least pari passu with all other senior unsecured Indebtedness of EDS and such other Borrowers and such Subsidiary Guarantors.

SECTION 7.12. Designation of Additional Material Domestic Subsidiaries and Subsidiary Guarantors. (i) EDS will cause Section 6.1(n) to be true and correct at all times during the term of this Agreement. At any time and from time to time, EDS may designate in writing, with the consent of the Administrative Agent, any EDS Subsidiary that is (a) an EDS Domestic Subsidiary and (b) not a Material Domestic Subsidiary or directly or indirectly owned by a Material Domestic Subsidiary to be a Material Domestic Subsidiary, provided that, notwithstanding clause (b), EDS shall designate as a Material Domestic Subsidiary each EDS Domestic Subsidiary with (i) consolidated Tangible Assets equal to or greater than 10 percent of the consolidated Tangible Assets of EDS and the EDS Subsidiaries, in each case determined in accordance with GAAP; or (ii) consolidated gross revenues for any period of four consecutive fiscal quarters of EDS ending on the last day of any fiscal quarter ending prior to, on or after the Restatement Effective Date equal to or greater than 10 percent of the consolidated gross revenues of EDS and the EDS Subsidiaries for such period, in each case determined in accordance with GAAP. Notwithstanding anything to the contrary in this Section 7.12, in no event shall EDS be required to designate as Material Domestic Subsidiaries any EDS Subsidiary listed on Schedule 6.1(n)(2), as such Schedule may be supplemented, with the consent of the Majority Lenders, from time to time in writing by EDS.

(j) EDS will cause any EDS Subsidiary designated as a Material Domestic Subsidiary in accordance with the immediately preceding sentence to execute and deliver to the Administrative Agent, promptly following such designation, (x) a supplement to the Guaranty Agreement, in form and substance reasonably satisfactory to the Administrative Agent, in order to become a Subsidiary Guarantor under the Guaranty Agreement and (y) an Officers' Certificate of such EDS Subsidiary dated the date of such supplement to the Guaranty Agreement and signed by the Secretary or Assistant Secretary of such entity, certifying as to (A) the articles or certificate of incorporation (or equivalent organizational documents) and all amendments thereto of such EDS Subsidiary as of such date (and certified by the secretary of state (or equivalent officer) of the jurisdiction of organization of such entity as of a recent date), (B) bylaws (or equivalent organizational documents), (C) resolutions and (D) incumbency of all officers of such EDS Subsidiary who will be authorized to execute or attest to any Loan Document substantially in the form of Exhibit G or such other form as may be approved by the Administrative Agent. The Administrative Agent may conclusively rely on the certificate delivered pursuant to clause (y) of the immediately preceding sentence until it shall receive a further certificate canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.

SECTION 7.13. Liens. EDS will not, and will not permit any EDS Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it or assign or sell any income or revenues (including accounts receivable and Receivables) or rights in respect of any thereof, except:

(k) Permitted Encumbrances;

(l) any Lien on any property or asset of EDS or any EDS Subsidiary and any assignment or sale of any income or revenues (including accounts receivable and contract payments) due to EDS and the EDS Subsidiaries, or rights in respect thereof, in each case existing on the date hereof, provided that (i) such Lien shall not apply to any other property or asset of EDS or any EDS Subsidiary, (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof, and (iii) such Lien and such assignment or sale is either identified on Schedule 7.13 or, in the case of all such Liens and assignments and sales not so identified, the aggregate amount of all obligations secured by such Liens and such assignments and sales does not exceed $15,000,000 in the aggregate;

(m) any Lien existing on any property or asset prior to the acquisition thereof by EDS or any EDS Subsidiary or existing on any property or asset of any Person that becomes an EDS Subsidiary after the date hereof prior to the time such Person becomes an EDS Subsidiary, provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming an EDS Subsidiary, (ii) such Lien shall not apply to any other property or assets of EDS or any EDS Subsidiary and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes an EDS Subsidiary and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

(n) Liens on fixed or capital assets acquired, constructed or improved by EDS or any EDS Subsidiary, provided that (i) security interests and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (ii) the Indebtedness secured thereby does not exceed 100% of the cost of acquiring, constructing or improving such fixed or capital assets and (iii) such security interests shall not apply to any other property or assets of EDS or any EDS Subsidiary;

(o) assignments and sales of Receivables and Related Security pursuant to a Permitted Receivables Financing and Liens arising pursuant to Permitted Receivables Financings on Receivables and Related Security sold or financed in connection with such Permitted Receivables Financings, but only to the extent that the sum, without duplication, of (i) the aggregate amount paid by the purchasers under all Permitted Receivables Financings that have not yet been recovered from collections on Receivables or otherwise paid by EDS or the EDS Subsidiaries and (ii) the aggregate principal amount of Indebtedness outstanding under all Permitted Receivables Financings, shall not exceed $700,000,000 at any time;

(p) Liens created, incurred, assumed or permitted to exist in connection with Capital Lease Obligations, provided that the Indebtedness secured thereby does not exceed the aggregate amount of such Capital Lease Obligations at any time;

(q) (x) Liens on property or assets and assignments or sales of contract payments due to EDS and the EDS Subsidiaries existing on the date hereof created, incurred, assumed or permitted to exist in connection with Customer Finance Transactions, provided that (i) such Liens shall not apply to any other property or asset of EDS or any EDS Subsidiary, (ii) such Liens shall secure only those obligations (including committed sums) which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof (or committed sums, where not fully drawn) and (iii) such Liens and assignments or sales of contract payments are identified on Schedule 7.13; and (y) Liens on property or assets and assignments or sales of contract payments due to EDS and the EDS Subsidiaries created, incurred, assumed or permitted to exist in connection with Customer Finance Transactions (other than the NMCI Transaction) hereafter that do not secure obligations (including committed sums) that exceed $750,000,000 in the aggregate;

(r) assignments and sales of Accounts or contract payments due to EDS and the EDS Subsidiaries and Liens on equipment pursuant to the NMCI Transaction, but only to the extent the sum, without duplication, of (i) the aggregate amount paid by the purchasers of such Accounts or such contract payments pursuant to the NMCI Transaction that have not yet been recovered from collections on Accounts, contract payments or otherwise paid by EDS or the EDS Subsidiaries and (ii) the aggregate principal amount of Indebtedness of EDS and the EDS Subsidiaries outstanding under the NMCI Transaction, shall not exceed $900,000,000 at any time; and

(s) other Liens on property or assets of EDS and the EDS Subsidiaries and other assignments or sales of any income or revenues (including accounts receivable and contract payments) due to EDS and the EDS Subsidiaries, provided that the aggregate amount of all obligations secured by such Liens and such assignments and sales does not exceed $50,000,000 in the aggregate at any time outstanding.

SECTION 7.14. Swap Agreements. EDS will not, and will not permit any EDS Subsidiary to, enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which EDS or any EDS Subsidiary has actual exposure (other than those in respect of Equity Interests of EDS), and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate, from floating to fixed rates or otherwise) with respect to any interest-bearing liability or investment of EDS or any EDS Subsidiary.

SECTION 7.15. Restrictive Agreements. EDS will not, and will not permit any EDS Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of EDS or any EDS Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets, or (b) the ability of any EDS Subsidiary to pay dividends or other distributions with respect to any shares of its capital stock or to make or repay loans or advances to EDS or any other EDS Subsidiary or to Guarantee Indebtedness of EDS or any other EDS Subsidiary, provided that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by this Agreement, (ii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule 7.15 and extensions, renewals and replacements thereof (but shall apply to any amendment or modification expanding the scope of any such restriction or condition), (iii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of an EDS Subsidiary or asset pending such sale, provided such restrictions and conditions apply only to the EDS Subsidiary or asset that is to be sold and such sale is permitted hereunder, (iv) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to (A) Liens permitted by this Agreement, (B) any Permitted Receivables Financing or (C) any Customer Finance Transaction if such restrictions or conditions apply only to the property or assets subject to such Liens or the Receivables and Related Security subject to such Permitted Receivables Financing or the property or assets securing the obligations relating to such Customer Finance Transaction, as the case may be, (v) clause (a) of the foregoing shall not apply to customary provisions in leases, licenses and other contracts restricting the assignment thereof, (vi) clause (b) of the foregoing shall not apply to restrictions or conditions imposed on a Receivables Subsidiary by a Permitted Receivables Financing, (vii) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to the provision of services by EDS or any EDS Subsidiary to the extent that such restrictions or conditions relate to equipment used solely in connection with the performance of that agreement, (viii) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any license agreement, client service agreement or other agreement to the extent that such restrictions or conditions relate to software or other intellectual property of EDS or any EDS Subsidiary used in connection with the performance of that agreement; and (ix) the foregoing shall not apply to restrictions and conditions imposed by any indenture, agreement, instrument or other arrangement relating to any property or asset prior to the acquisition thereof by EDS or any EDS Subsidiary or existing on any property or asset of any Person that becomes an EDS Subsidiary after the date hereof prior to the time such Person becomes an EDS Subsidiary (but not to any amendment or modification expanding the scope of any such restriction or condition), provided that, in the case of this clause (ix), such restrictions or conditions (A) are not created in contemplation of or in connection with such acquisition or such Person becoming an EDS Subsidiary and (B) shall not apply to any other property or assets of EDS or any EDS Subsidiary.

SECTION 7.16. EDS Subsidiary Indebtedness. EDS will not permit the aggregate principal amount of Indebtedness of the EDS Subsidiaries ((a) excluding (i) any Indebtedness of an EDS Subsidiary owed to EDS or another EDS Subsidiary, (ii) any Indebtedness of any Subsidiary Guarantor, (iii) any Indebtedness of any Designated EDS Affiliate in respect of any Loans incurred hereunder, (iv) Permitted Receivables Financings secured by Liens permitted by Section 7.13(e), (v) Indebtedness set forth on Schedule 7.16 and extensions, renewals and replacements thereof to the extent that any such extension, renewal or replacement, as the case may be, does not increase the outstanding principal amount (or, to the extent applicable, committed amount) thereof and (vi) Indebtedness at any time outstanding incurred pursuant to bank account overdrafts or the settlement of foreign exchange transactions, in each case (A) as a result of operational errors or events not under the control of EDS or an EDS Subsidiary and (B) only to the extent any such Indebtedness is outstanding for not longer than two Business Days from the date of incurrence, but (b) including any Guarantee by an EDS Subsidiary, other than a Subsidiary Guarantor, of Indebtedness of any other Person, including any Borrower or Subsidiary Guarantor) at any time to exceed $75,000,000.

SECTION 7.17. Net Worth. EDS will not permit Net Worth at any time to be less than Minimum Net Worth as of such time.

SECTION 7.18. Leverage Ratio. EDS will not permit the Leverage Ratio at any date during any period set forth below to exceed the ratio set forth opposite such period:

Period	Ratio
September 30, 2003 to and including June 30, 2004	2.75 to 1.00
July 1, 2004 to and including June 30, 2005	2.25 to 1.00
July 1, 2005 and thereafter	2.00 to 1.00

SECTION 7.19. Fixed Charge Coverage Ratio. EDS will not permit the ratio of (a) the difference between (i) Consolidated EBITDAR for any period of four consecutive fiscal quarters ending on any date during any period set forth below and (ii) Capital Expenditures for such period to (b) Consolidated Fixed Charges for such period to be less than the ratio set forth below opposite such period:

Period	Ratio
September 30, 2003 to and including June 30, 2004	1.10 to 1.00
July 1, 2004 and thereafter	1.25 to 1.00

SECTION 7.20. Sale and Leaseback Transactions. EDS will not, and will not permit any EDS Subsidiary to enter into any arrangement, directly or indirectly, whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereinafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property sold or transferred, except for any such sale of any fixed or capital assets that is made for cash consideration in an amount not less than the fair market value of such fixed or capital asset and is consummated within 90 days after EDS or such EDS Subsidiary acquires or completes the construction of such fixed or capital asset, provided that the foregoing shall not apply to sales or transfers of property, real or personal, used or useful in the business of EDS or any EDS Subsidiary, whether now owned or hereinafter acquired, in an aggregate amount not to exceed $30,000,000 (determined based on the fair market value of the property so sold) during the term of this Agreement.

ARTICLE VIII

DEFAULT

SECTION 8.1. Default. A "Default" shall exist if any one or more of the following events shall occur and be continuing:

(a) Payment of Obligations. (i) The failure or refusal of any Borrower to pay any principal installment when due in accordance with the terms of the Loan Documents or (ii) the failure or refusal of any Borrower to pay any interest installment, any fee or any other sum (other than principal) payable hereunder to any Lender or the Administrative Agent when due in accordance with the terms of the Loan Documents and, in the case of this clause (ii), such failure or refusal continues for a period of three Business Days.

(b) Representations and Warranties. Any representation or warranty made or deemed made by or on behalf of EDS or any EDS Subsidiary in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed made.

(c) Certain Covenants. The failure or refusal of EDS punctually and properly to perform, observe, and comply with Section 7.1, 7.10, 7.11, 7.13, 7.14, 7.15, 7.16, 7.17, 7.18, 7.19 or 7.20 to maintain its corporate existence, except as the result of an action permitted by Section 7.10.

(d) Other Covenants. The failure or refusal of any Borrower or any Subsidiary Guarantor punctually and properly to perform, observe, and comply with any covenant, agreement, or condition contained in any of the Loan Documents, other than the agreements described in Sections 8.1(a), 8.1(c) or 8.1(m) , and such failure or refusal continues for a period of thirty days (or, in the case of Section 7.8, twenty days) after the earlier of (i) EDS's having knowledge thereof, or (ii) written notice thereof is given by the Administrative Agent or any Lender to EDS, such Borrower or such Subsidiary Guarantor.

(e) Voluntary Debtor Relief. EDS or any EDS Subsidiary shall (i) execute an assignment for the benefit of creditors, (ii) admit in writing its inability to or generally fail to pay its debts generally as they become due, (iii) voluntarily seek the benefits of any Debtor Relief Law which could suspend or otherwise affect any Lender's Rights under any of the Loan Documents, (iv) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (g) below or (v) take any action to authorize or effect any of the foregoing.

(f) Involuntary Proceedings. An involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of EDS or any EDS Subsidiary or its debts, or of a substantial part of its assets, under any Debtor Relief Law or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for EDS or any EDS Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(g) Payment of Judgments. One or more judgments for the payment of money in an aggregate amount in excess of $50,000,000 (or the Dollar Equivalent Value thereof) shall be rendered against EDS, any EDS Subsidiary or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of EDS or any EDS Subsidiary to enforce any such judgment.

(h) Default Under Other Indebtedness. EDS or any EDS Subsidiary shall default in the due and punctual payment of the principal of or the interest on any Material Indebtedness and such default shall not have been cured or waived within the Permitted Grace Period.

(i) Cross Default. Any event or condition occurs that (w) results in any Material Indebtedness (other than Indebtedness related to a Customer Finance Transaction) becoming due prior to its scheduled maturity, (x) enables or permits (with or without the giving of notice) the holder or holders of any Material Indebtedness (other than Indebtedness related to a Customer Finance Transaction) or any trustee or agent on its or their behalf to cause any Material Indebtedness (other than Indebtedness related to a Customer Finance Transaction) to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or (y) results in the termination of a Permitted Receivables Financing prior to its scheduled termination (other than a voluntary termination by EDS) or enables or permits (with or without the giving of notice) the financing parties thereunder or any trustee or agent on their behalf to terminate a Permitted Receivables Financing, or (z) as a consequence of a failure by EDS or an EDS Subsidiary to perform its obligations under a client contract relating to, or the other documents governing, a Customer Finance Transaction, results in such Customer Finance Transaction becoming due prior to its scheduled maturity or enables or permits (with or without the giving of notice) the financing parties thereunder or any trustee or agent on their behalf to terminate such Customer Finance Transaction (except to the extent, in the case of this clause (z), that the Indebtedness related to such Customer Finance Transaction, when aggregated with the Indebtedness related to all other Customer Finance Transactions that, as a consequence of a failure by EDS or an EDS Subsidiary to perform its obligations under a client contract relating to, or the other documents governing, such other Customer Finance Transactions, which failure has not been cured or waived prior to or at the time of such event or occurrence, have become due prior to their respective scheduled maturities or enabled or permitted (with or without the giving of notice) the financing parties thereunder or any trustee or agent on their behalf to terminate such other Customer Finance Transactions, does not equal or exceed $100,000,000 in the aggregate) and, in the case of clauses (x), (y) or (z), such event or condition shall not have been cured or waived within the Permitted Grace Period, provided that this clause (j) shall not apply to Indebtedness that becomes due as a result of (A) a voluntary prepayment notice given by EDS or any EDS Subsidiary or (B) in the case of secured Indebtedness, the voluntary sale or transfer of the property or assets securing such Indebtedness in a transaction permitted under the Loan Documents.

(j) ERISA. An ERISA Event shall have occurred that, in the opinion of the Majority Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability under Title IV of ERISA of EDS and the EDS Subsidiaries in an aggregate amount exceeding $50,000,000 for all periods during the term hereof to the extent not previously paid.

(k) Change of Control. A Change of Control shall occur.

(l) Default Under Three Year Revolving Credit Agreement. A Default, as defined therein, shall exist under the Three Year Revolving Credit Agreement (or any credit agreement replacing, refinancing or renewing the Three Year Revolving Credit Agreement).

(m) Guaranty Agreement. The Guaranty Agreement or any material provision thereof shall cease to be in full force or effect or any guarantor thereunder or any party thereto shall deny or disaffirm in writing any guarantor's obligations under the Guaranty Agreement.

SECTION 8.2. Exclusion of Immaterial Subsidiaries. Solely for the purposes of determining whether a Default (or Potential Default) has occurred under clause (e), (f), or (g) of Section 8.1, any reference in any such clause to any EDS Subsidiary shall be deemed not to include any EDS Subsidiary (other than any Material Domestic Subsidiary) affected by any event or circumstance referred to in any such clause that did not, as of the last day of the fiscal quarter of EDS most recently ended, have assets with a value in excess of 2.0% of the total assets of EDS and the EDS Subsidiaries on such date determined on a consolidated basis in accordance with GAAP, provided that if it is necessary to exclude more than one EDS Subsidiary from clause (e), (f), or (g) of Section 8.1 pursuant to this Section 8.2 in order to avoid a Default (or Potential Default) thereunder, all excluded EDS Subsidiaries shall be considered to be a single consolidated EDS Subsidiary for purposes of determining whether the condition specified above is satisfied.

ARTICLE IX

RIGHTS AND REMEDIES UPON DEFAULT

SECTION 9.1. Remedies Upon Default. Should a Default (other than a Default under Section 8.1(e) or (f) with respect to any Borrower) exist, the Majority Lenders may, at their election, do any one or more of the following without notice of any kind, including notice of acceleration or of intention to accelerate, presentment and demand or protest, all of which are hereby expressly waived by each Borrower: (a) declare the entire unpaid balance of the Obligations, or any part thereof, immediately due and payable, whereupon it shall be due and payable; (b) terminate all or any portion of their Commitments hereunder (and thereupon such Commitments shall terminate immediately); (c) reduce any claim to judgment; (d) exercise the Rights of offset or banker's lien against the interest of each Borrower and Subsidiary Guarantor in and to every account and other property of any Borrower or Subsidiary Guarantor which are in the possession of any Lender to the extent of the full amount of the Obligations; and (e) exercise any and all other legal or equitable Rights afforded by the Loan Documents or applicable Laws, as the Majority Lenders shall deem appropriate. Should a Default under Section 8.1(e) or (f) exist with respect to a Borrower, the Commitments shall automatically terminate and the unpaid balance of the Obligations accrued hereunder shall automatically become due and payable, without notice of any kind, including notice of acceleration or of intention to accelerate, presentment and demand or protest, all of which are hereby expressly waived by each Borrower.

SECTION 9.2. Waivers by Borrower and Others. EDS, and by its acceptance of the benefits hereunder, each other Borrower, each Subsidiary Guarantor and each surety, endorser, guarantor, and other party ever liable for payment of any of the Obligations, jointly and severally, waive notice, presentment, demand for payment, protest, notice of intention to accelerate, notice of acceleration, and notice of protest and nonpayment, and agree that their liability with respect to the Obligations, or any part thereof, shall not be affected by any renewal or extension in the time of payment of the Obligations, by any indulgence, or by any release or change in any security for the payment of the Obligations, and hereby consent to any and all renewals, extensions, indulgences, releases, or changes, regardless of the number thereof.

SECTION 9.3. Delegation of Duties and Rights. Each Lender may perform any of its duties or exercise any of its Rights under the Loan Documents by or through its officers, directors, employees, attorneys, agents, or other representatives.

SECTION 9.4. Lenders Not in Control. None of the covenants or other provisions contained in this Agreement shall, or shall be deemed to, give the Lenders the Right or power to exercise control over the affairs or management of any Borrower or any Subsidiary Guarantor, the power of the Lenders being limited to the Rights of creditors generally and the Right to exercise the remedies provided in this Article IX.

SECTION 9.5. Cumulative Remedies. The Rights provided for in this Agreement and the other Loan Documents are cumulative and not intended to be exclusive of any other Right given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

SECTION 9.6. Expenditures by Lenders. Following any Default hereunder, all court costs, reasonable attorneys' fees, other costs of collection, and other sums spent by any Lender pursuant to the exercise of any Right (including any effort to collect or enforce the Notes) provided herein shall be payable by the Borrowers to such Lender on demand, shall become part of the Obligations, and shall bear interest at a rate per annum that is two percent above the Base Rate from the date spent until the date repaid.

SECTION 9.7. Performance by Administrative Agent. Should EDS or any other Borrower or any Subsidiary Guarantor fail to perform any covenant, duty, or agreement contained herein or in any of the Loan Documents, the Administrative Agent, after giving ten days' notice to EDS and such Borrower or Subsidiary Guarantor, may, but shall not be obligated to, perform or attempt to perform such covenant, duty, or agreement on behalf of such Borrower. In such event, such Borrower or such Subsidiary Guarantor shall, at the request of the Administrative Agent promptly pay any amount expended by the Administrative Agent in such performance or attempted performance to the Administrative Agent at the Payment Office for Dollars together with interest thereon at the default rate from the date of such expenditure until paid. Notwithstanding the foregoing, it is expressly understood that neither the Administrative Agent nor the Lenders assume any liability or responsibility for the performance of any duties of any Borrower or Subsidiary Guarantor hereunder or under any of the Loan Documents or other control over the management and affairs of any Borrower or Subsidiary Guarantor, nor by any such action shall the Administrative Agent or the Lenders be deemed to create a partnership arrangement with any Borrower or Subsidiary Guarantor.

ARTICLE X

ADMINISTRATIVE AGENT

SECTION 10.1. Appointment and Authorization. Each Lender hereby irrevocably appoints and authorizes the Administrative Agent to take such action on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto. With respect to its Committed Sum and the Loans made by it and the Notes issued to it, the Administrative Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Administrative Agent; and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated, include the Administrative Agent in its capacity as a Lender. The Administrative Agent and its affiliates may accept deposits from, lend money to, act as trustee under indentures of, and generally engage in any kind of business with, any of Borrowers, any Subsidiary Guarantor or any of their respective Affiliates and any Person which may do business with any of Borrowers, any Subsidiary Guarantor or any of their respective Affiliates, all as if the Administrative Agent were not the Administrative Agent hereunder and without any duty to account therefor to Lenders.

SECTION 10.2. Note Holders. The Administrative Agent may treat the payee of any Note as the holder thereof until written notice of transfer shall have been filed with it signed by such payee and in form satisfactory to the Administrative Agent.

SECTION 10.3. Consultation with Counsel. The Lenders agree that the Administrative Agent may retain legal counsel, accountants and other professionals and may consult with such professionals selected by it and shall not be liable for any action taken or suffered in good faith by it in accordance with the advice of such professionals.

SECTION 10.4. Documents. The Administrative Agent shall not be under a duty to examine or pass upon the validity, effectiveness, enforceability, genuineness or value of any of the Loan Documents or any other instrument or document furnished pursuant thereto or in connection therewith and the Administrative Agent shall be entitled to assume that the same are valid, effective, enforceable and genuine and what they purport to be.

SECTION 10.5. Resignation or Removal of Administrative Agent. Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may resign at any time by giving thirty days' prior written notice thereof to the Lenders, EDS and the other Borrowers. Upon any such resignation, the Majority Lenders shall have the right, subject to the consent of EDS (such consent not to be unreasonably withheld or delayed), to appoint a successor. If no successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between EDS and such successor. After any retiring Administrative Agent's resignation or removal hereunder as Administrative Agent, the provisions of this Article X and Section 11.16 shall continue in effect for its benefit and the benefit of its agents, attorneys-in-fact and Related Parties in respect to any actions taken or omitted to be taken by it while it was acting as Administrative Agent.

SECTION 10.6. Responsibility of Administrative Agent. It is expressly understood and agreed that the obligations of the Administrative Agent under the Loan Documents are only those expressly set forth in the Loan Documents and that the Administrative Agent shall be entitled to assume that no Default exists and shall be deemed not to have knowledge of any Default, unless and until the Administrative Agent receives written notice from a Borrower or from a Lender that such Borrower or Lender considers that a Default exists and specifying the nature thereof. The Lenders recognize and agree that the Administrative Agent has no responsibility for confirming the accuracy of any statements made by any Borrower or any Subsidiary Guarantor, or to inspect the property, including the books and financial records, of any Borrower or any Subsidiary Guarantor, and in disbursing funds to the Borrowers, the Administrative Agent may rely fully upon statements contained in the relevant Notice of Advance. Neither the Administrative Agent nor any of its Related Parties shall be liable for any action taken or omitted to be taken by it under or in connection with the Loan Documents, except for its own gross negligence or willful misconduct. In the absence of gross negligence or willful misconduct, the Administrative Agent shall incur no liability under or in respect of any of the Loan Documents by acting upon any notice, consent, certificate, warranty or other paper or instrument believed by it to be genuine or authentic or to be signed by the proper party or parties, or with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment, or which may seem to it to be necessary or desirable in the premises.

The Administrative Agent shall not be responsible to the Lenders for, or have any duty to ascertain or inquire into (i) any recitals, statements, representations or warranties contained in or made in connection with this Agreement, any other Loan Document or in any certificate or other document referred to or provided for in, or received by any Lender under, this Agreement, (ii) the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, any other Loan Document or any document referred to or provided for herein, (iii) any failure by the Borrowers or the Subsidiary Guarantors to perform any of their obligations hereunder or thereunder or (iv) other than to confirm receipt of items expressly required to be delivered to the Administrative Agent, the satisfaction of any condition set forth in Article V or elsewhere herein.

Except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to EDS or any of the EDS Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon.

The Administrative Agent may employ and perform any and all of its duties and exercise any and all of its rights and power by or through agents and attorneys-in-fact and shall not be answerable, except as to money or securities received by it or its authorized agents, for the negligence or misconduct of any such agents or attorneys-in-fact selected by it with reasonable care. The Administrative Agent and any such agent or attorney-in-fact may perform any and all of its duties and exercise any and all of its rights and powers through its respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such agents, attorneys-in-fact and to the Related Parties of the Administrative Agent and any such agents, attorneys-in-fact, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

The relationship between the Administrative Agent and each of the Lenders is only that of agent and principal, has no fiduciary aspects and imposes no implied duties on the Administrative Agent, regardless of whether a Potential Default has occurred and is continuing, and the Administrative Agent's duties hereunder are acknowledged to be only ministerial and not involving the exercise of discretion on its part. Nothing in this Agreement or elsewhere contained shall be construed to impose on the Administrative Agent any duties or responsibilities other than those for which express provision is herein made. In performing its duties and functions hereunder, the Administrative Agent does not assume and shall not be deemed to have assumed, and hereby expressly disclaims, any obligation or responsibility toward or any relationship of agency or trust with or for the Borrowers and the Subsidiary Guarantors. As to any matters not expressly provided for by this Agreement (including enforcement or collection of the Notes), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 11.9) and such instructions shall be binding upon all Lenders and all holders of Notes; provided, however, that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any other Loan Document or applicable law.

SECTION 10.7. Notices of Default. In the event that the Administrative Agent shall have received written notice of any Default or any Potential Default from any Borrower or any Lender, the Administrative Agent shall promptly give notice thereof to Lenders.

SECTION 10.8. Independent Investigation. Each of the Lenders severally represents and warrants to the Administrative Agent that it has made its own independent investigation and assessment of the financial condition and affairs of EDS, the other Borrowers and the Subsidiary Guarantors in connection with the making and continuation of its participation in the Loans hereunder and has not relied on any information provided to such Lender by the Administrative Agent in connection herewith, and each Lender represents, warrants and undertakes to the Administrative Agent that it shall continue to make its own independent appraisal of the creditworthiness of EDS, the other Borrowers and the Subsidiary Guarantors while the Loans are outstanding or while it has any obligation to make Loans hereunder to the Borrowers.

SECTION 10.9. Indemnification of Administrative Agent. The Lenders agree to pay the Administrative Agent (to the extent not reimbursed by Borrowers), Pro Rata, (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and the co-agents and their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions hereof (whether or not the transactions contemplated hereby or thereby shall be consummated), and (ii) all out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the fees, charges and disbursements of any counsel for the Administrative Agent in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans. The

Lenders further agree to indemnify the Administrative Agent and each Related Party of the Administrative Agent (to the extent not reimbursed by Borrowers), Pro Rata, (each such Person being called an "Agent Indemnitee") against, and hold each Agent Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Agent Indemnitee, incurred by or asserted against any Agent Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the transactions contemplated hereby, (ii) any Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by EDS or any of the EDS Subsidiaries, or any Environmental Liability related in any way to EDS or any EDS Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Agent Indemnitee is a party thereto, provided that such indemnity shall not, as to any Agent Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Agent Indemnitee. Notwithstanding anything to the contrary set forth in this paragraph, no Lender as of the Restatement Effective Date with respect to which the Administrative Agent has not received written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that such Lender has signed a counterpart of the Amendment and Restatement Agreement shall be required (a) to so indemnify with respect to the reasonable out-of-pocket expenses incurred by the Administrative Agent and the co-agents and their respective Affiliates in connection with the syndication of the credit facilities provided for herein or (b) to so indemnify (i) any Agent Indemnitee that is a Related Party of the Administrative Agent, (ii) any co-agent or (iii) any Affiliate of the Administrative Agent or any co-agent, in each case until such time as the Administrative Agent receives such written evidence of signature (it being understood that any Assignee or assignee, as applicable, of any such Lender's interests under this Agreement pursuant to Section 11.12 shall, however, be subject to the obligations of this paragraph as if such assigning Lender had consented to the Amendment and Restatement Agreement).

SECTION 10.10. Agents and Co-Agents. None of the Lenders identified on the cover page or signature pages of this Agreement as an "agent," or a "co-agent" shall have any right, power, obligation, liability, responsibility or duty, including any fiduciary duty, under this Agreement other than those applicable to all Lenders as such. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

SECTION 10.11. Benefit of Article X. The agreements contained in this Article X are solely for the benefit of the Administrative Agent and Lenders, and are not for the benefit of, or to be relied upon by, the Borrowers or any third party.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1. Number and Gender of Words. Whenever in any Loan Document the singular number is used, the same shall include the plural where appropriate, and vice versa; and words of any gender in any Loan Document shall include each other gender where appropriate.

SECTION 11.2. Headings. The headings, captions, and arrangements used in any of the Loan Documents are, unless specified otherwise, for convenience only and shall not be deemed to limit, amplify, or modify the terms of the Loan Documents, nor affect the meaning thereof.

SECTION 11.3. Exhibits. If any Exhibit which is to be executed and delivered contains blanks, the same shall be completed correctly and in accordance with the terms and provisions contained and as contemplated herein prior to, at the time of, or after the execution and delivery thereof.

SECTION 11.4. Communications. (a) Unless specifically otherwise provided but subject to Section 11.4(b), whenever any Loan Document requires or permits any consent, approval, notice, request, or demand from one party to another, such communication must be in writing (which may be by telecopier) to be effective and shall be deemed to have been given on the day actually delivered or telecopied, or, if mailed, on the third Business Day after it is enclosed in an envelope, addressed to the party to be notified at the address stated below, properly stamped for first class delivery, sealed, and deposited in the appropriate official postal service. Until changed by notice pursuant hereto (any party being entitled to change its address for purposes of this Section 11.4 by notice to all other parties hereto), the address, and telecopy number for each party for purposes hereof are as follows:

> BORROWERS: Electronic Data Systems Corporation
> 5400 Legacy Drive
> Plano, Texas 75024
> Attention: Assistant Treasurer, Corporate Finance
> with a copy to Manager, Capital Markets
> Telecopy No.: (972) 605-8640
> Telephone No.: (972) 605-5029
> Email: Tony.Glasby@eds.com
> Email: Dean.Jenkins@eds.com

> COPY TO (FOR NOTICES UNDER ARTICLES VIII, IX AND GUARANTY
> AGREEMENT ONLY):

> Electronic Data Systems Corporation
> 5400 Legacy Drive
> Plano, Texas 75024

Attention: General Counsel
Telecopy No.: (972) 605-5610
Telephone No.: (972) 605-5500
Email: Gil.Friedlander@eds.com

LENDERS: See Schedule 1

ADMINISTRATIVE
AGENT:

Citibank, N.A.
399 Park Avenue
8th Floor, Zone 3
New York, NY 10043
Attention: Mr. James Walsh
Telecopy No.: (212) 593-0054
Telephone No.: (212) 559-7538
Email: james.m.walsh@citigroup.com

PROCESS AGENT:

Corporation Service Company (CSC)
80 State Street
Albany, NY 12207-2543

COPY TO: Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024
Attention: General Counsel
Telecopy No.: (972) 605-5610

(a) Each Borrower hereby agrees that it will provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Loan Documents, including all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) relates to a request for a new, or a conversion of an existing, borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Potential Default under this Agreement or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any borrowing or other extension of credit thereunder (all such non-excluded communications being referred to herein collectively as "Communications"), by transmitting the Communications in an electronic/soft medium in a format acceptable to the Administrative Agent to oploanswebadmin@citigroup.com. In addition, each Borrower agrees to continue to provide the Communications to the Administrative Agent in the manner specified in the Loan Documents but only to the extent requested by the Administrative Agent.

Each Borrower further agrees that the Administrative Agent may make the Communications available to the Lenders by posting the Communications on Intralinks, Fixed Income Direct or a substantially similar electronic transmission systems (the "Platform").

THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE". THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES (COLLECTIVELY, "AGENT PARTIES") HAVE ANY LIABILITY TO ANY BORROWER, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY BORROWER'S OR THE ADMINISTRATIVE AGENT'S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY AGENT PARTY IS FOUND IN A FINAL NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH AGENT PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Loan Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents. Each Lender agrees (i) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender's e-mail address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such e-mail address, provided that no Lender as of the Restatement Effective Date with respect to which the Administrative Agent has not received written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that such Lender has signed a counterpart of the Amendment and Restatement Agreement shall be required to so notify the Administrative Agent until such time as the Administrative Agent receives such written evidence of signature (it being understood that any Assignee or assignee, as applicable, of any such Lender's interests under this Agreement pursuant to Section 11.12 shall, however, be subject to the obligations of this sentence as if such assigning Lender had consented to the Amendment and Restatement Agreement).

Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

SECTION 11.5. Exceptions to Covenants. No Borrower shall take any action or fail to take any action which is permitted as an exception to any of the covenants contained in any of the Loan Documents if such action or omission would result in the breach of any other covenant contained in any of the Loan Documents.

SECTION 11.6. Survival. All covenants, agreements, undertakings, representations, and warranties made in any of the Loan Documents shall survive all closings under the Loan Documents and, except as otherwise indicated, shall not be affected by any investigation made by any party. The provisions of Sections 3.5, 3.12, 3.14(d) and 11.16 and Article X shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment or assignment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement, any other Loan Document or any provision hereof.

SECTION 11.7. **GOVERNING LAW. THIS AGREEMENT AND ALL OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (OTHER THAN THE CONFLICT OF LAWS PROVISIONS THEREOF), EXCEPT TO THE EXTENT THAT FEDERAL LAWS MAY APPLY.**

SECTION 11.8. Maximum Interest Rate. Regardless of any provision contained in any of the Loan Documents, no Lender shall ever be entitled to contract for, charge, take, reserve, receive, or apply, as interest on the Obligations, or any part thereof, any amount in excess of the Highest Lawful Rate, and, in the event any Lender ever contracts for, charges, takes, reserves, receives, or applies as interest any such excess, it shall be deemed a partial prepayment of principal and treated hereunder as such and any remaining excess shall be refunded to the relevant Borrower. In determining whether or not the interest paid or payable, under any specific contingency, exceeds the Highest Lawful Rate, the Borrowers and the Lenders shall, to the maximum extent permitted under applicable Law, (a) treat all Advances as but a single extension of credit (and the Lenders and the Borrowers agree that such is the case and that provision herein for multiple Advances and for one or more Notes is for convenience only), (b) characterize any nonprincipal payment as an expense, fee, or premium rather than as interest, (c) exclude voluntary prepayments and the effects thereof, and (d) "spread" the total amount of interest throughout the entire contemplated term of the Obligations, provided that, if the Obligations is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds the Highest Lawful Rate, any Lender receiving such excess interest shall refund such excess, and, in such event, such Lender shall not be subject to any penalties provided by any Laws for contracting for, charging, taking, reserving, or receiving interest in excess of the Highest Lawful Rate. To the extent the Laws of the State of Texas are applicable for purposes of determining the "Highest Lawful Rate," such term shall mean the "weekly ceiling" from time to time in effect under Chapter 303 of the Texas Finance Code, as amended.

SECTION 11.9. **ENTIRETY AND AMENDMENTS. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS BY THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.** This Agreement and the other Loan Documents embody the entire agreement between Borrowers and Lenders and supersedes all prior proposals, agreements and understandings relating to the subject matter hereof. Borrowers certify that they are relying on no representation, warranty, covenant or agreement except for those set forth herein and the other Loan Documents of even date herewith. This Agreement and the other Loan Documents may be amended, or the provisions hereof waived, only by an instrument in writing executed jointly by an authorized officer of EDS and Administrative Agent, acting on behalf of Majority Lenders, and supplemented only by documents delivered or to be delivered in accordance with the express terms hereof. Notwithstanding anything to the contrary set forth herein, no change in the Loan Documents or waiver of the provisions thereof which has the effect of (a) extending the maturity or decreasing the amount of any payment on any Notes or payment of any fee, (b) decreasing any rate or amount of interest or other sums payable to any Lender under the Loan Documents, (c) changing the definition of the term "Majority Lenders", (d) amending or waiving Sections 5.2 (except with respect to a Bid Rate Loan as set forth in Section 5.3), 7.8, 11.9 or 11.12 or (e) discharging any guarantor shall be effective absent the concurrence of all Lenders. No increase to the Committed Sum of any Lender, no extension of the Commitment Termination Date of any Lender and no imposition of any additional obligations upon any Lender, except as expressly provided herein, shall be effective without the consent of such Lender. Notwithstanding the foregoing, EDS or any other Borrower and any Lender of a Bid Rate Loan may, from time to time, and at any time, enter into an amendment of such Bid Rate Loan and the Bid Rate Note related thereto. EDS and Administrative Agent may, from time to time and at any time, enter into an amendment hereof, for the purpose of adding as a Lender hereunder any commercial lending institution.

SECTION 11.9A. ENTIRETY AND AMENDMENTS. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS BY THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES. This Agreement and the other Loan

Documents embody the entire agreement between the Borrowers and the Lenders and supersedes all prior proposals, agreements and understandings relating to the subject matter hereof. The Borrowers certify that they are relying on no representation, warranty, covenant or agreement except for those set forth herein and the other Loan Documents of even date herewith. This Agreement and the other Loan Documents may be amended, or the provisions hereof waived, only by an instrument in writing executed jointly by an authorized officer of EDS (or, in the case of an amendment to the Guaranty Agreement or other Loan Document, to the extent applicable, by an authorized officer of EDS, each Subsidiary Guarantor and each Designated EDS Affiliate affected by such amendment) and the Majority Lenders or the Administrative Agent, acting with consent of the Majority Lenders, and supplemented only by documents delivered or to be delivered in accordance with the express terms hereof. Notwithstanding anything to the contrary set forth herein, no change in the Loan Documents or waiver of the provisions thereof which has the effect of (a) extending the maturity or decreasing the amount of any payment on any Notes or payment of any fee, (b) decreasing any rate or amount of or postponing any scheduled payment of interest or other sums payable to any Lender under the Loan Documents, (c) changing the definition of the term "Restatement Majority Lenders", (d) amending or waiving Section 5.2 or 11.9 or (e) discharging any guarantor, except as explicitly provided in the Guaranty Agreement, shall be effective absent the concurrence of all Lenders. No increase to the Committed Sum of any Lender, no extension of the Commitment Termination Date of any Lender and no imposition of any additional obligations upon any Lender, except as expressly provided herein, shall be effective without the consent of such Lender. Notwithstanding the foregoing, no change in the Loan Documents or waiver of the provisions thereof shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder or under any other Loan Document without the prior written consent of the Administrative Agent. EDS and the Administrative Agent may, from time to time and at any time, enter into an amendment hereof, for the purpose of adding as a Lender hereunder any commercial lending institution. The provisions of this Section 11.9A shall become effective in accordance with Section 11.21.

SECTION 11.10. <u>Waivers</u>. The acceptance by Lenders at any time and from time to time of partial payment on the Obligations shall not be deemed to be a waiver of any Default or Potential Default then existing. No failure to exercise and no delay on the part of the Lenders or their respective officers, directors, employees, agents, representatives or attorneys in exercising any Right under this Agreement or any of the Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any Right under this Agreement or any other Loan Document preclude any other or further exercise thereof or the exercise of any other Right. Any waiver or consent allowed hereunder and in conformity with the provisions hereof shall be effective only in the specific instance to which it relates and for the purpose for which it is given. Without limiting the generality of the foregoing, the making of a Loan or Advance shall not be construed as a waiver of any Default or Potential Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default or Potential Default at the time.

SECTION 11.11. <u>Multiple Counterparts</u>. This Agreement may be executed in any number of identical counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original for all purposes and all of which constitute, collectively, one Agreement; but, in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

SECTION 11.12. <u>Parties Bound; Participations and Assignments</u>.

(a) <u>Successors and Assigns</u>. This Agreement is binding upon, and inures to the benefit of, each Lender, each Borrower, and their respective successors and assigns; <u>provided</u> that, unless otherwise permitted by this Section 11.12, no Lender may transfer, pledge, assign, sell participations in or otherwise encumber its Commitment or Loans hereunder; and <u>provided further</u>, that, except as otherwise expressly provided herein, the Borrowers shall not have any right to assign their rights or obligations hereunder or any interest herein without the prior written consent of the Lenders.

(b) <u>Participations</u>. Any Lender may, in accordance with applicable Law, at any time sell to one or more banks or other entities (each, a "<u>Participant</u>") participating interests in any Loan owing to such Lender, any Commitment of such Lender or any other interest of such Lender hereunder; <u>provided</u> that such Lender shall have given prior written notice to EDS of the identity of each such Participant and <u>provided further</u>, that no Lender shall transfer, grant or assign any participation under which any Participant shall have rights to approve any amendment, supplement or modification to or waiver of this Agreement except to the extent such amendment, supplement, modification or waiver would (i) increase the amount of the Participant's funding obligations in respect of such Lender's Commitment, (ii) reduce the principal of, or interest on, any of the Participant's interest in such Lender's Notes or any fees or other amounts payable to such Lender hereunder (to the extent an interest therein has been sold to the Participant) or (iii) postpone the date fixed for any payment of principal of, or interest on, any of such Lender's Notes or any fees or other amounts payable to such Lender hereunder (to the extent an interest therein has been sold to the Participant). In the event of any such sale by a Lender of a participating interest to a Participant, such Lender's obligations under this Agreement to the other parties to this Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any obligation owing to it hereunder for all purposes under this Agreement, and Borrowers and the Administrative Agent shall continue to be entitled to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Borrowers hereby agree that each Participant shall be entitled to the benefits of Sections 3.5, 3.10, 3.11, 3.12 and 3.14 with respect to its participation in the Commitment and the Loans outstanding from time to time as if it were a Lender; <u>provided</u> that no Participant shall be entitled to receive any greater amount pursuant to any such Section than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred.

(c) <u>Assignments</u>. Any Lender may, in the ordinary course of its commercial lending business and in accordance with applicable Law, at any time and from time to time, assign to any Lender or any Affiliate thereof or, with the prior written consent of EDS and Administrative Agent (which consents shall not be unreasonably withheld), to an additional bank or financial institution (each such Lender, Affiliate, bank or financial institution, an "<u>Assignee</u>") all or any part of its rights and obligations under this Agreement pursuant to an Assignment and Acceptance, substantially in the form of Exhibit I, executed by such Assignee, such assigning Lender and EDS and delivered to the Administrative Agent for its acceptance and recording in the Register; <u>provided</u> that, unless EDS otherwise consents, any such assignment to any Assignee that is not a Lender, or an Affiliate of a Lender shall be an undivided share of the assigning Lender's Committed Sum and Loans, in a minimum amount of $5,000,000 or a greater integral multiple of $1,000,000, and shall not exceed fifty percent (50%) of the assigning Lender's Committed Sum as of the date such Lender became a Lender hereunder and <u>provided further</u>, that no Assignee shall be entitled to receive any greater amount pursuant to Sections 3.12(a) or 3.14 than the assignor Lender would have been entitled to receive in respect of the amount of the Loan(s) assigned had no such assignment occurred. Upon such execution, delivery, acceptance and recording from and after the effective date determined pursuant to such Assignment and Acceptance, (x) the Assignee thereunder shall be a party hereto and, to the extent provided in such Assignment and Acceptance, have the rights and obligations of (and be) a Lender hereunder with a Commitment as set forth therein, and (y) the assigning Lender thereunder shall, to the extent provided in such Assignment and Acceptance, be released from its obligations under this Agreement. Notwithstanding anything to the contrary contained herein, any Lender may sell, transfer, assign or grant participations in all or any part of the Bid Rate Loans made by it to any Assignee without requirement of notice or consent and without limitation of any kind, <u>provided</u> that no Assignee of any Bid Rate Loan(s) shall be entitled to receive any greater amount pursuant to Sections 3.12(a) or 3.14 than the assignor Lender would have been entitled to receive in respect of the amount of the Bid Rate Loan(s) assigned had no such assignment occurred.

(d) <u>Maintenance of Register</u>. The Administrative Agent shall maintain at its address referred to in Section 11.4 a copy of each Assignment and Acceptance delivered to it and a register (the "<u>Register</u>") for the recordation of the name and address of each of the Lenders and the Commitment of, and principal amount of the Loans owing to, each Lender from time to time. The entries in the Register shall be prima facie evidence of the existence and amounts of the obligations of Borrowers therein recorded, and Borrowers, Administrative Agent and Lenders may treat each Person whose name is recorded in the Register as the owner of the Loan recorded therein for all purposes of this Agreement. The Register shall be available for inspection and copying by Borrowers or any Lender at any reasonable time and from time to time upon reasonable prior notice. The Administrative Agent shall provide a copy of the Register to EDS on a monthly basis.

(e) <u>Payment of Costs</u>. Upon its receipt of an Assignment and Acceptance executed by an assigning Lender, an Assignee, Administrative Agent and EDS and payment by the assigning Lender to Administrative Agent and EDS of all of their reasonable costs in connection with such assignment, including without limitation a processing and recordation fee of $3,500 to Administrative Agent, Administrative Agent shall (i) promptly accept such Assignment and Acceptance and (ii) on the effective date determined pursuant thereto record the information contained therein in the Register and give notice of such acceptance and recordation to the assigning Lender, its Assignee and EDS; provided that, notwithstanding the foregoing, in the event the assigning Lender is being replaced in accordance with Section 3.17(b), EDS shall pay the processing and recordation fee of $3,500 to Administrative Agent.

(f) Delivery of Notes. Within five (5) Business Days after its receipt of an Assignment and Acceptance, together with an execution copy of each replacement Note, the applicable Borrower, shall execute and deliver to the Administrative Agent in exchange for the surrendered Note or Notes such replacement Note or Notes, duly executed, and payable to the order of such Assignee in an amount equal to the amount assigned to it pursuant to such Assignment and Acceptance and, if the assigning Lender has retained a portion of the Obligation hereunder, a replacement Note or Notes to the order of the assigning Lender in an amount equal to the portion of the Obligation retained by it hereunder. Such replacement Note or Notes shall be in an aggregate principal amount equal to the aggregate principal amount of such surrendered Note or Notes, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of the surrendered Note or Notes.

(g) Disclosure of Borrower Information. Borrowers authorize each Lender to disclose to any prospective Participant, any Participant or any prospective Assignee (each, a "Transferee") any and all financial information in such Lender's possession concerning Borrowers which has been delivered to such Lender by or on behalf of Borrowers pursuant to this Agreement or which has been delivered to all Lenders by or on behalf of Borrowers in connection with their respective credit evaluations of Borrowers prior to becoming a party to this Agreement; provided that each Lender disclosing such information notifies EDS in advance that it is doing so, and, prior to any such disclosure, the Transferee shall agree to preserve the confidentiality of any information relating to Borrowers received from such Lender. Nothing contained in this Section 11.12(f) shall be deemed to prohibit the delivery to any Transferee of any financial information which is otherwise publicly available or to subject the delivery of any such publicly available information to the notice and consent procedures hereinabove set forth.

(h) Pledges and Assignments to Federal Reserve Banks. Nothing herein shall prohibit any Lender from pledging or assigning all or any portion of its Loans or Bid Rate Loans to any Federal Reserve Bank in accordance with applicable Law but such Lender shall remain liable for performance of its obligations hereunder.

SECTION 11.12A. Parties Bound; Participations and Assignments.

(a) Successors and Assigns. This Agreement is binding upon, and inures to the benefit of, each Lender, each Borrower, and their respective successors and assigns, provided that, unless otherwise permitted by this Section 11.12A, no Lender may transfer, pledge, assign, sell participations in or otherwise encumber its Commitment or Loans hereunder; <u>provided further</u> that, except as otherwise expressly provided herein, the Borrowers shall not have any right to assign their rights or obligations hereunder or any interest herein without the prior written consent of the Lenders (and any attempted assignment or transfer by any Borrower without such consent shall be null and void).

(b)(i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld) of:

(A) EDS, provided that no consent of EDS shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if a Default has occurred and is continuing, any other assignee; and

(B) the Administrative Agent, <u>provided</u> that no consent of the Administrative Agent shall be required for an assignment of any Commitment to an assignee that is a Lender immediately prior to giving effect to such assignment.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender's Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance , substantially in the form of Exhibit J (an "<u>Assignment and Acceptance</u>") with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 or a greater integral multiple of $1,000,000 unless each of EDS and the Administrative Agent otherwise consents, <u>provided</u> that no such consent of EDS shall be required if a Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500, <u>provided</u> that, notwithstanding the foregoing, in the event the assigning Lender is being replaced in accordance with Section 3.17(b), EDS shall pay the processing and recordation fee of $3,500 to the Administrative Agent.; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in a form approved by the Administrative Agent.

For the purpose of this Section 11.12A(b), the term "Approved Fund" has the following meaning:

"Approved Fund" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) of this Section, from and after the effective date specified in each Assignment and Acceptance the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.5, 3.10, 3.11, 3.12, 3.14 and 11.16). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 11.12A shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv) The Administrative Agent, acting for this purpose as an agent of EDS and the other Borrowers, shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of and interest on the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by EDS and any Lender, at any reasonable time and from time to time upon reasonable prior notice. The Administrative Agent shall upon request provide a copy of the Register to EDS.

(v) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee's completed administrative questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this

Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c)(i) Any Lender may, without the consent of EDS and the Administrative Agent sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it), provided that (A) such Lender's obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document, provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the fifth sentence of Section 11.9 that affects such Participant. Subject to paragraph (c)(ii) of this Section, EDS agrees that each Participant shall be entitled to the benefits of Sections 3.5, 3.10, 3.11, 3.12 and 3.14 with respect to its participation in the Commitment and the Loans outstanding from time to time as if it were a Lender to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.19 as though it were a Lender, provided such Participant agrees to be subject to Section 11.19 as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 3.10, 3.11, 3.12 or 3.14 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with EDS's prior written consent. A Participant shall not be entitled to the benefits of Section 3.14 unless EDS is notified of the participation sold to such Participant and such Participant agrees, for the benefit of EDS, to comply with Section 3.14 as though it were a Lender.

(d) Within five Business Days after its receipt of an Assignment and Acceptance, together with an execution copy of each replacement Note, the applicable Borrower shall execute and deliver to the Administrative Agent in exchange for the surrendered Note or Notes such replacement Note or Notes, duly executed, and payable to the order of the applicable assignee in an amount equal to the amount assigned to it pursuant to such Assignment and Acceptance and, if the assigning Lender has retained a portion of the Obligations hereunder, a replacement Note or Notes to the order of the assigning Lender in an amount equal to the portion of the Obligations retained by it hereunder. Such replacement Note or Notes shall be in an aggregate principal amount equal to the aggregate principal amount of such surrendered Note or Notes, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of the surrendered Note or Notes.

(e) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest, provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f) The provisions of this Section 11.12A shall become effective in accordance with Section 11.21.

SECTION 11.13. **CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL. THE BORROWERS HEREBY AGREE THAT ANY SUIT, ACTION OR PROCEEDING AGAINST THE BORROWERS WITH RESPECT TO THIS AGREEMENT, THE LOAN DOCUMENTS, THE NOTES OR ANY JUDGMENT ENTERED BY ANY COURT IN RESPECT THEREOF, MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK, BOROUGH OF MANHATTAN, OR IN THE UNITED STATES COURTS LOCATED IN THE STATE OF NEW YORK, BOROUGH OF MANHATTAN AS THE MAJORITY LENDERS IN THEIR SOLE DISCRETION MAY ELECT AND THE BORROWERS HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS FOR THE PURPOSE OF ANY SUCH SUIT, ACTION OR PROCEEDING. THE BORROWERS HEREBY AGREE THAT SERVICE OF ALL WRITS, PROCESS AND SUMMONSES IN ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN THE STATE OF NEW YORK MAY BE MADE UPON PROCESS AGENT AT ITS ADDRESS AS SET FORTH IN SECTION 11.4 (AS SUCH ADDRESS MAY BE CHANGED FROM TIME TO TIME) AND EACH OF THE BORROWERS HEREBY IRREVOCABLY APPOINTS PROCESS AGENT AS ITS TRUE AND LAWFUL ATTORNEY-IN-FACT IN THE NAME, PLACE AND STEAD OF SUCH BORROWER TO ACCEPT SUCH SERVICE OF ANY AND ALL SUCH WRITS, PROCESS AND SUMMONSES, AND AGREES THAT THE FAILURE OF THE PROCESS AGENT TO GIVE ANY NOTICE OF SUCH SERVICE OF PROCESS TO IT SHALL NOT IMPAIR OR AFFECT THE VALIDITY OF SUCH SERVICE OR OF ANY JUDGMENT BASED THEREON. THE BORROWERS HEREBY IRREVOCABLY CONSENT TO THE SERVICE OF PROCESS IN ANY SUIT, ACTION OR PROCEEDING IN SAID COURTS BY THE MAILING THEREOF BY THE ADMINISTRATIVE AGENT OR ANY LENDER BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THE BORROWERS' ADDRESS SET FORTH IN SECTION 11.4 HEREOF. EACH BORROWER HEREBY IRREVOCABLY WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING**

TO THIS AGREEMENT OR ANY NOTE BROUGHT IN THE COURTS LOCATED IN THE STATE OF NEW YORK, BOROUGH OF MANHATTAN, AND HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH BORROWER HEREBY WAIVES TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT, THE NOTES OR ANY OF THE OTHER LOAN DOCUMENTS, WHICH WAIVER IS INFORMED AND VOLUNTARY.

SECTION 11.14. <u>Invalid Provisions</u>. If any provision of any of the Loan Documents is held to be illegal, invalid or unenforceable under present or future laws during the term of this Agreement, such provision shall be fully severable; such Loan Document shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of such Loan Document; and the remaining provisions of such Loan Document shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from such Loan Document. Furthermore, in lieu of each such illegal, invalid or unenforceable provision there shall be added as part of such Loan Document a provision mutually agreeable to the Borrowers, the Administrative Agent and the Majority Lenders as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable. In the event the Borrowers, the Administrative Agent and the Majority Lenders are unable to agree upon a provision to be added to the Loan Document in question within a period of ten Business Days after a provision of any Loan Document is held to be illegal, invalid or unenforceable, then a provision acceptable to the Administrative Agent and the Majority Lenders as similar in terms to the illegal, invalid or unenforceable provision as is possible and be legal, valid and enforceable shall be added automatically to such Loan Document. In either case, the effective date of the added provision shall be the date upon which the prior provision was held effectively to be illegal, invalid or unenforceable.

SECTION 11.15. <u>Borrowers' Right of Offset</u>.

(a) <u>Offset Against Accounts</u>. Each of Lenders and the Borrowers hereby agree, with respect to the Obligations, that, automatically and without any action by or notice to the Borrowers, upon the occurrence of the appointment of a conservator or receiver for a Lender or, if a Lender's deposits are insured by the Federal Deposit Insurance Corporation on the date of an Advance by such Lender, the termination of federal deposit insurance of such Lender's deposits by the Federal Deposit Insurance Corporation, or any successor thereto, each Borrower's unpaid payment obligations under the Obligations, including any unpaid principal and interest thereunder, shall be offset, Dollar for Dollar, against any and all funds of such Borrower on deposit with such Lender in any and all accounts which such Borrower maintains at such Lender in the name of such Borrower, whether individually, or jointly with any of its Affiliates, and which have not been previously pledged to a party other than such Lender (the "<u>Section 11.15 Accounts</u>"). The Section 11.15 Accounts shall in such circumstance be applied against the Obligations in such order as each Borrower elects or, if no such election is made, in such order as the Lender or the entity applying such Section 11.15 Accounts elects.

(b) Lender Representations. Each Lender whose deposits are insured by the Federal Deposit Insurance Corporation represents and warrants that the execution of this Agreement by such Lender and the obligations herein undertaken by it have been approved in compliance with applicable regulations of the Federal Deposit Insurance Corporation.

SECTION 11.16. Expenses; Indemnity; Damage Waiver. (a) EDS shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the co-agents and their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation and administration of the Loan Documents or any amendments, modifications or waivers of the provisions hereof (whether or not the transactions contemplated hereby or thereby shall be consummated), and (ii) all out-of-pocket expenses incurred by the Administrative Agent or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b) EDS shall indemnify the Administrative Agent and each Lender and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any agreement or instrument contemplated hereby, the performance by the parties hereto of their respective obligations hereunder or the consummation of the transactions contemplated hereby, (ii) any Loan or the use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by EDS or any of the EDS Subsidiaries, or any Environmental Liability related in any way to EDS or any EDS Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee.

(c) To the extent permitted by applicable law, each Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, any Loan or the use of the proceeds thereof.

(d) All amounts due under this Section shall be payable not later than 10 days after written demand therefor.

SECTION 11.17. <u>Designation of EDS Subsidiaries as Borrowers</u>. EDS may, at any time or from time to time, supplement or amend Schedule 2 hereto to add an EDS Subsidiary directly or indirectly wholly owned by EDS thereto or to delete a Designated EDS Affiliate therefrom by delivering to the Administrative Agent a revised Schedule 2 together with (a) in the case of an addition of an EDS Subsidiary, a certificate executed by the Chief Financial Officer, Treasurer or Assistant Treasurer of EDS stating that the guaranty by EDS and the Subsidiary Guarantors of the obligations of such EDS Subsidiary may reasonably be expected to benefit, directly or indirectly, EDS and such Subsidiary Guarantors, (b)(i) in the case of the addition of an EDS Subsidiary, a Borrower Addition Agreement substantially in the form of Exhibit A hereto pursuant to which such EDS Subsidiary agrees to be bound by the terms hereof and a supplement to the Guaranty Agreement in the form of Exhibit 2 thereto pursuant to which such EDS Subsidiary agrees to be bound by the terms thereof applicable to it as a Borrower hereunder or (ii) in the case of the deletion of a Designated EDS Affiliate, a Borrower Termination Agreement substantially in the form of Exhibit K hereto, (c) in the case of the addition of an EDS Subsidiary, an Officers' Certificate of such EDS Subsidiary dated the date of such Borrower Addition Agreement and such supplement to the Guaranty Agreement and signed by the Secretary or Assistant Secretary of such entity, certifying as to (i) the articles or certificate of incorporation (or equivalent organizational documents) and all amendments thereto of such EDS Subsidiary as of such date (and certified by the secretary of state (or equivalent officer) of the jurisdiction of organization of such entity as of a recent date), (ii) bylaws (or equivalent organizational documents), (iii) resolutions and (iv) incumbency of all officers of such EDS Subsidiary who will be authorized to execute or attest to any Loan Document substantially in the form of Exhibit G or such other form as may be approved by the Administrative Agent and (d) in the case of the addition of an EDS Subsidiary, an Officers' Certificate of each of EDS Information Services L.L.C. and EDS Properties Corporation, to the extent such entities remain party to the Guaranty Agreement at such time and such an Officers' Certificate has not prior to such date been delivered to the Administrative Agent, dated on or prior to the date of such Borrower Addition Agreement and signed by the Secretary or Assistant Secretary of such entities, certifying as to the authority of each of EDS Information Services L.L.C. and EDS Properties Corporation to Guarantee the Obligations of such additional EDS Subsidiary. The Administrative Agent may conclusively rely on the certificate delivered pursuant to clause (c) of the immediately preceding sentence until it shall receive a further certificate canceling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.

SECTION 11.18. <u>Judgment Currency</u>.

(a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under the Notes from a currency (the "Original Currency") into another currency (the "Other Currency"), the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the Original Currency with the Other Currency at its office in London, England on the second Eurocurrency Business Day preceding the day on which final judgment is given.

(b) The obligation of any Borrower in respect of any sum due in the Original Currency from it to any Lender or the Administrative Agent hereunder or under the Note held by such Lender shall, notwithstanding any judgment in any Other Currency, be discharged only if and to the extent that on the Eurocurrency Business Day following receipt by such Lender or the Administrative Agent of any sum adjudged to be so due in such Other Currency such Lender or the Administrative Agent may in accordance with normal banking procedures purchase such amount of the Original Currency with such Other Currency at its office in London, England which the Administrative Agent could have purchased on the second Eurocurrency Business Day preceding the day on which the final judgment referred to in Section 11.18(a) is given; if the amount of the Original Currency so purchased is less than the amount of the Original Currency which the Administrative Agent could have purchased on the second Eurocurrency Business Day preceding the day on which such final judgment is given, such Borrower agrees, as a separate Obligations and notwithstanding any such judgment, to indemnify such Lender or the Administrative Agent against such difference, and if the amount of the Original Currency so purchased exceeds the amount of the Original Currency which the Administrative Agent could have purchased on the second Eurocurrency Business Day preceding that on which such final judgment is given, such Lender or the Administrative Agent agrees to remit to such Borrower such excess.

SECTION 11.19. Lenders' Right of Setoff; Payments Set Aside; Sharing of Payments.

(a) Right of Setoff. Should a Default exist, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender or Affiliate to or for the credit or the account of a Borrower against any and all of the obligations of such Borrower now or hereafter existing under this Agreement and the Notes, irrespective of whether or not demand shall have been made under this Agreement or any such Note and although such obligations may be unmatured. Each Lender agrees promptly to notify any affected Borrower after any such setoff and application made by such Lender or one of its Affiliates, provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights of each Lender and each of its Affiliates under this Section 11.19 are in addition to other rights and remedies (including other rights of setoff) which such Lender or Affiliate may have.

(b) Payments Set Aside. To the extent that EDS or any other Borrower makes a payment or payments to a Lender or a Lender exercises its right of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other person under any Debtor Relief Law or equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all rights and remedies therefor, shall be revived and shall continue in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(c) Sharing of Payments. If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) on account of the Loans made by it (other than costs or losses paid pursuant to Sections 3.5, 3.10 or 3.12) in excess of its ratable share of payments on account of the Loans obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participations in the Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them, provided, that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender's ratable share (according to the proportion of (i) the amount of such Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. EDS and each Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 11.19(c) may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of setoff) with respect to such participation as fully as if such Lender were the direct creditor of the applicable Borrower or Borrowers in the amount of such participation.

SECTION 11.20. Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to any of the Borrowers and its obligations, (g) with the consent of EDS or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative

Agent or any Lender on a nonconfidential basis from a source other than EDS. For the purposes of this Section, "Information" means all information received from EDS relating to EDS or its business, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by EDS, provided that, in the case of information received from EDS after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

SECTION 11.21. Amendment and Restatement. Notwithstanding anything to the contrary set forth herein or in any other Loan Document, following the receipt by the Administrative Agent of written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that each Lender as of the Restatement Effective Date has signed a counterpart of the Amendment and Restatement Agreement:

(a) each reference to term "Majority Lenders" as used herein and in the other Loan Document, shall mean the Restatement Majority Lenders;

(b) Section 5.2 shall be deemed to be deleted and replaced with Section 5.2A and each reference to Section 5.2 herein and in any other Loan Document shall be deemed to be a reference to Section 5.2A;

(c) Section 7.8 shall be deemed deleted in its entirety and without force and effect;

(d) Section 11.9 shall be deemed to be deleted and replaced with Section 11.9A and each reference to Section 11.9 herein and in any other Loan Document shall be deemed to be a reference to Section 11.9A;

(e) Section 11.12 shall be deemed to be deleted and replaced with Section 11.12A and each reference to Section 11.12 herein and in any other Loan Document shall be deemed to be a reference to Section 11.12A; and

(f) Section 4.15(b) of the Guaranty Agreement shall become effective.

The Administrative Agent shall notify EDS and the Lenders following the receipt by the Administrative Agent of written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this Agreement) that each Lender as of the Restatement Effective Date has signed a counterpart of the Amendment and Restatement Agreement, and such notice shall be conclusive and binding.

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EXECUTED as of the day and year first above written.

ELECTRONIC DATA SYSTEMS
CORPORATION,

By: _____
      Name:
      Title:

CITIBANK, N.A., in its individual capacity as a
Lender and as Administrative Agent

By: _____
      Name:
      Title: